UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For August 27, 2026 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

DISCIPLINED DELIVERY. PORTFOLIO PROGRESSION. ENDURING VALUE. Exceptional cash flows enable strategic growth alongside record shareholder returns Johannesburg, South Africa. Thursday, 27 August 2026. Harmony Gold Mining Company Limited is pleased to report its financial and operational results for the financial year ended 30 June 2026. FY26 RESULTS for the year ended 30 June 2026 Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (Harmony or the Company)

1 See dividend notice on page 20 for the details. 2 Illustrative equivalent based on the closing exchange rate of R16.00/US$1 as at 21 August 2026. 3 Refer to non-GAAP measures on page 23 and 28 for more details. 4 Gold equivalent ounces are shown for illustrative purposes only and calculated assuming US$2 915/oz Au, US$4.78/lb Cu and US$38.90/oz Ag, and assuming a 100% recovery for all metals. Safety and Responsible stewardship • Zero Harm is our highest priority, and while we recognise that encouraging progress has been made, every loss of life is one too many: – Group achieved all-time low lost-time injury frequency rate (LTIFR) of 5.05 (FY25: 5.39) – Loss of life reduced to 6 (FY25: 11) • ESG recognition for embedding sustainability: – FTSE4Good Index Series inclusion for the 9th consecutive year – MSCI ESG rating upgrade to an "A" Operational excellence Gold • Achieved production guidance for the 11th consecutive year, and cost and grade guidance met for the financial year • Group gold production of 44 464kg (1 429 551oz), down 3%, in line with guidance • Achieved underground recovered grade of 5.83g/t, above guidance • All-in sustaining cost (AISC) increased by 13% to R1 191 698/kg (US$2 195/oz), in line with guidance • Average gold price received up 35% to R2 069 710/kg (US$3 811/oz) Copper • Achieved production of 18 207 tonnes from CSA mine, towards the upper end of guidance • Recovered grade of 3.75%, well above guidance • C1 cash cost of US$2.47/lb, well below guidance SALIENT FEATURES for the financial year ended 30 June 2026 (FY26) vs financial year ended 30 June 2025 (FY25) Financial performance and capital allocation • Highest ever final dividend1, 2 declared of 750 SA cents (47 US cents), bringing total dividend declared in FY26 to a record R8 151 million (US$503 million) • Group revenue up 34% to R99 238 million (US$5 876 million) from R73 896 million (US$4 071 million) • Record adjusted free cash flow3 up 54% to R17 148 million (US$1 015 million) from R11 142 million (US$614 million) • Headline earnings per share up 87% to 4 363 SA cents (258 US cents) from 2 337 SA cents (129 US cents) • Net debt position of R852 million (US$52 million) and net debt/EBITDA of 0.02 times • Liquidity of R17 101 million (US$1 043 million) in cash and undrawn facilities • Secured a new US$500 million, A$500 million and R7 billion syndicated, multi-currency, multi-tranche funding package, reducing interest costs, extending maturities and strengthening liquidity • Introduced Australian dollar funding to align debt with the Group's growing copper portfolio and support long-term growth Strategic growth • Integration of CSA mine complete as we continue to position it for long term success • Eva Copper construction advanced following Final Investment Decision – key infrastructure and process plant milestones achieved – federal environmental approvals progressing following the discovery of a protected species • Tshepong North life of mine extended to 15 years from 6 years • Increase in gold and gold equivalent Mineral Reserves to 42.0Moz from 36.8Moz (indicative4) – 106.8Moz gold Mineral Resources | 27.4Moz gold Mineral Reserves – 7.4Mt copper Mineral Resources | 4.0Mt copper Mineral Reserves * The condensed consolidated financial statements for the full year ended 30 June 2026 on pages 34 to 69 have been reviewed by our external auditors, Ernst & Young Inc. Adjusted free cash flow, adjusted free cash flow margin, cash operating costs, total all-in sustaining costs, total all-in costs and the convenience translation are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been extracted, without adjustment. Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 1

This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts; and the risk that additional errors or adjustments are identified. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward- looking statements to reflect events or circumstances after the date of this booklet or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Restatement Review During the financial year ended 30 June 2026 (FY26), Harmony identified prior-period errors relating to the configuration of its mine planning software and the accounting for management bonuses/payroll provisions and accruals. Harmony has corrected the errors by revising the affected prior-period comparative information presented in the FY26 condensed consolidated financial statements. Refer to Note 25 for further information. Competent Person’s statement The Mineral Resource and Mineral Reserve figures published in this booklet are updated as at 30 June 2026, and the estimates for Doornkop, Tshepong South and Tshepong North reflect the correction of the misalignment of algorithm parameters in the mine planning and scheduling programme described in Note 25. Except for this correction, Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement and, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. FORWARD-LOOKING STATEMENTS PAGE 1 Salient features 2 Forward-looking statements 3 Message from the chief executive officer 6 Detailed performance review 11 Operating and financial tables 13 Summary update of Mineral Resources and Mineral Reserves 19 Competent Person's declaration 20 Notice of final gross cash dividend 21 Operating results: Gold assets – Year on year (Rand/Metric) 23 Non-GAAP measures (Rand/Metric) 25 Operating results: Gold assets – Year on year (US$/Imperial) 27 Operating results: Copper assets – 8 months' production post acquisition 28 Non-GAAP measures (US$/Imperial) 30 Independent auditor's review report 34 Condensed consolidated income statement (Rand) 35 Condensed consolidated statement of comprehensive income (Rand) 35 Condensed consolidated statement of changes in equity (Rand) 36 Condensed consolidated balance sheet (Rand) 37 Condensed consolidated statement of cash flows (Rand) 38 Notes to the condensed consolidated financial statements 69 Segment report (Rand/Metric) 70 Condensed consolidated income statement (US$) 71 Condensed consolidated statement of comprehensive income (US$) 71 Condensed consolidated statement of changes in equity (US$) 72 Condensed consolidated balance sheet (US$) 73 Condensed consolidated statement of cash flows (US$) 74 Segment report (US$/Imperial) 75 Development results 77 Shareholder information 77 Directorate and administration CONTENTS Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 2

The financial year ended 30 June 2026 was a defining year in Harmony's evolution from a gold producer to a diversified gold and copper company. Through disciplined execution, consistent operational delivery and strategic investment, we strengthened our position as a resilient, cash-generative business while creating a clear pathway for future growth. Harmony achieved gold production guidance for the eleventh consecutive year and delivered on both gold and copper production, grade and cost guidance in FY26. The Group delivered strong growth in earnings per share, generated robust adjusted free cash flow and declared a record final dividend to shareholders. These results reflect the quality of our operations, the discipline of our capital allocation framework and the dedication of our employees and business partners across the Group. At the same time, we advanced the next phase of our growth strategy. The successful integration of the CSA mine contributed our first copper production, while construction of the Eva Copper Project progressed responsibly. Across our portfolio, we continued investing in reserve conversion. These achievements demonstrate the strength of Harmony's operating model. Consistent execution, disciplined capital allocation and a relentless focus on safety and operational excellence have transformed Harmony into a stronger, more diversified and more resilient business, better positioned to deliver through commodity cycles and dynamic market conditions. Gold is the foundation of our company, generating the cash flows that have supported our growth for close to eight decades. Copper is now adding an important new dimension to that foundation, providing greater diversification, increased resilience and exposure to long-term structural demand. Together, these metals create a more balanced portfolio, with greater flexibility, durability and long-term growth potential. Today, Harmony is better positioned than at any time in its history. With a stronger asset base, visible copper growth, a long pipeline of organic opportunities and a disciplined approach to capital deployment, we are a gold and copper producer capable of generating sustainable cash flows, delivering attractive returns and creating long-term value for shareholders. SAFE, PREDICTABLE DELIVERY Safety is our first value and our foremost responsibility. Every decision we make begins with protecting the lives and wellbeing of our people. During FY26, the Group achieved its lowest lost-time injury frequency rate on record of 5.05 per million hours worked. This reflects the continued progress made in strengthening our safety culture, leadership accountability, workplace discipline and critical control management. While we are encouraged by this improvement, our ultimate objective of zero harm remains unchanged, and every incident and high-potential incident is a reminder that production is never worth a life. Safe, predictable production forms the foundation of Harmony's long-term success. The consistency in meeting guidance reflects the quality of our planning processes, operational discipline, orebody management and leadership capability across the portfolio. Delivering in line with guidance is one of Harmony's most important competitive advantages and provides the foundation for shareholder confidence and long-term value creation. Our forecasting assumptions are deliberately conservative, incorporating a gold price of R1 850 000/kg for FY27, well below the current spot price. This discipline provides confidence that the Group's operations, growth projects and capital commitments are supported by robust economics and are capable of generating cash and delivering returns through commodity price cycles. IMPROVING PORTFOLIO QUALITY AND UNLOCKING EMBEDDED VALUE Over the past decade, Harmony has deliberately transformed its portfolio. Through disciplined investment, targeted acquisitions and continuous Mineral Reserve conversion, we have built a higher-quality portfolio with greater scale, improved orebody quality, increased flexibility and enhanced geographic and commodity diversification. Today, our South African underground gold Mineral Reserve grade is above 6g/t, reflecting the quality of our orebody base and our commitment to investing in higher-margin production opportunities. The Mponeng, Moab Khotsong, Tshepong North and Doornkop extension projects illustrate the significant value embedded within our existing Mineral Resource base and the opportunity to convert these resources into long-life, cash-generating Mineral Reserves at attractive returns. Reserve conversion continues to be one of Harmony's most compelling value creation opportunities. By leveraging existing infrastructure, processing capacity and operating capability, we have demonstrated our ability to extend mine lives and unlock additional ounces at a competitive price. This provides shareholders with an attractive risk-reward return profile, where low-intensity capital investment has the potential to create substantial long-term value while preserving financial flexibility. STRONG CASH GENERATION AND FINANCIAL FLEXIBILITY The benefits of a higher-quality portfolio were clearly evident in FY26. Consistent operational delivery, disciplined cost management and a supportive commodity price environment translated into substantial earnings growth, stronger margins and record cash flow generation. Group revenue increased by 34% to R99 238 million (US$5 876 million) from R73 896 million (US$4 071 million). Headline earnings increased by 87% to R27 238 million (US$1 613 million), with basic earnings increasing by 104% to R29 349 million (US$1 738 million), supported by strong operational performance and higher realised commodity prices. Headline earnings per share increased by 87% to 4 363 SA cents (258 US cents) from 2 337 SA cents (129 US cents). Basic earnings per share increased by 103% to 4 701 SA cents (278 US cents) from 2 313 SA cents (127 US cents). Group adjusted free cash flow increased by 54% to R17 148 million (US$1 015 million) from R11 142 million (US$614 million), with adjusted free cash flow margins expanding to 18% from 16% in FY25. We maintained a robust balance sheet throughout FY26, ending the year with net debt of R852 million (US$52 million) from a net cash of R11 148 million (US$628 million) at the end of FY25, following the all-cash acquisition of MAC Copper. Liquidity remained strong at R17 101 million (US$1 043 million), comprising cash and undrawn committed facilities, while net debt to EBITDA was just 0.02x. This conservative leverage position provides substantial financial flexibility to fund approved growth projects, meet capital commitments and pursue value-enhancing opportunities, while preserving balance sheet resilience and avoiding unnecessary shareholder dilution. DISCIPLINED CAPITAL ALLOCATION FRAMEWORK Capital allocation is the foundation of value creation. Our disciplined capital allocation framework ensures that every investment competes for capital and is aligned with delivering sustainable long-term returns. Safety and asset integrity are non-negotiable and receive the first allocation of capital. We then prioritise investments that improve orebody quality, extend mine life, enhance mining flexibility and strengthen margins. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 3

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 4 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Balance sheet resilience is essential, ensuring Harmony retains the financial capacity to invest through cycles and manage risk appropriately. Thereafter, capital is allocated to growth opportunities capable of generating attractive risk-adjusted returns and creating long-term per-share value. A proportion of remaining free cash flow generated in the relevant period is returned to shareholders through a sustainable and performance-linked dividend framework. As a result, growth is a consequence of disciplined capital allocation rather than an objective in itself. We invest selectively in opportunities that enhance the quality and longevity of the business while creating shareholder value and delivering attractive risk-adjusted returns. BUILDING A MEANINGFUL COPPER PORTFOLIO FY26 marked an important milestone in Harmony's evolution as copper production became a reality. The CSA mine established an immediate operating presence within the copper sector and provides a high-grade platform for future growth. The mine has been successfully integrated and the current focus is on enhancing mining flexibility, improving operational performance and unlocking additional value through disciplined execution, critical capital projects and exploration. Encouraging drilling results demonstrate the quality and potential of the orebody and support confidence in the long-term outlook for the asset. The Eva Copper Project progressed well during FY26 and represents a clear pathway towards materially increasing copper production over the medium term. Eva Copper remains targeted to deliver first production in the second half of calendar year 2028, subject to the timely receipt of federal environmental approvals. Following the discovery of a protected Northern Blue-tongued Skink, management implemented a staged approval and execution strategy, while continuing construction in approved areas. Current activity is focused on process plant construction and other available work fronts while we await approvals to resume broader clearing and construction activities. More information is available on page 10. FY26 capital expenditure for the Eva Copper Project was lower than planned primarily due to these permitting constraints. Original capital guidance and first production target are unchanged, subject to the timely receipt of the required approvals. Together, the CSA mine and Eva Copper establish a visible growth trajectory towards approximately 100 000 tonnes of annual copper production over the next three to five years, thus positioning Harmony to benefit from anticipated long-term structural increases in global demand for copper. The Tier 1 Wafi-Golpu Project is a globally significant copper-gold opportunity and an important source of long-term optionality. Any future development decision will be assessed against disciplined investment criteria, capital allocation priorities, risk management considerations and expected shareholder returns. SHAREHOLDER RETURNS The company is firmly committed to ensuring shareholders participate meaningfully in the value created by the business. During FY26, we enhanced the Group's dividend policy to allow for up to 50% of net free cash generated* to be returned to shareholders subject to the discretion of the board and net debt to EBITDA leverage levels. This revised framework provides an appropriate balance between investing in future growth and delivering immediate shareholder returns. The strong FY26 operating and financial performance has resulted in a record final dividend declaration of R4 776 million (US$299 million) or 750 SA cents (47 US cents^) per share for the year. This represents 49% of net cash after all capital commitments. The total dividend declared for FY26 was the highest in our history at R8 151 million (US$503 million) or 1 280 SA cents (79 US cents^) per share at a yield of approximately 3.5**%. This underscores the cash-generating capacity of the portfolio and our commitment to sustainable shareholder returns. * Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses ** Based on closing JSE share price of R362.66 on 25 August 2026 ^ Illustrative equivalent based on the closing exchange rate of R16.00/US$1 as at 21 August 2026 FY27 PRODUCTION, GRADE, COST AND CAPITAL GUIDANCE Our guidance is underpinned by detailed mine plans built on an excellent understanding of our orebodies, supported by rigorous geological modelling, operational planning and disciplined execution. These plans provide the foundation for estimating production, grades, costs and capital requirements, ensuring our outlook is both realistic and achievable. Every guidance forecast is aligned with our four strategic pillars of Responsible Stewardship, Operational Excellence, Cash Certainty and Effective Capital Allocation. We have maintained FY27 group production guidance of 1 400 000 to 1 500 000 ounces of gold and gold equivalents*, with increased copper production expected to more than offset the planned reduction in gold output. The respective gold and copper production guidance ranges are set out below. * Gold equivalent ounces are calculated assuming US$2 915/oz Au, US$4.78/lb Cu, US$38.90/oz Ag, assuming a 100% recovery for all metals. Gold • 1 300 000oz to 1 400 000oz in total production • underground recovered grade of approximately 5.60g/t • overall AISC guidance between R1 300 000/kg and R1 395 000/kg Copper • 28 000 tonnes to 30 000 tonnes in production • yield of approximately 3.50% • C1 cash cost of between US$2.55/lb to US$2.65/lb CAPITAL GUIDANCE* Capital expenditure will continue to be funded through operating cash flows, available liquidity and existing funding facilities while maintaining balance sheet flexibility and supporting long-term value creation. Gold capital expenditure FY27 guidance Sustaining capital R8 300 million Growth capital (brownfield) R6 100 million Total gold capital expenditure R14 400 million

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 5 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Copper capital expenditure FY27 guidance CSA mine Sustaining capital R1 905 million Growth capital (brownfield) R205 million Total CSA mine capital expenditure R2 110 million Eva Copper Project Project capital (greenfield) US$650 million to US$680 million** * Figures rounded, excludes renewable energy projects and Wafi-Golpu ** Subject to securing required environmental approvals CONCLUSION The strong performance delivered in FY26 reflects the dedication, resilience and expertise of our employees and business partners across the Group. I extend my sincere thanks to our Board of Directors for their guidance and support, and to our shareholders, lenders, governments, host communities and all stakeholders for their continued trust and partnership. We have transformed Harmony into a more resilient, diversified and future-focused business. Up to 2025, our focus was on strengthening portfolio quality through disciplined acquisitions and strategic investment. Today, we are a different company, with a high-quality gold portfolio, a growing copper business and a stronger platform for the future. The next phase is execution. Between 2026 and 2030, our focus is on delivering and unlocking the value already embedded in our portfolio. Through disciplined capital allocation, operational excellence and the successful delivery of our growth projects, we will convert asset quality into stronger earnings, cash generation and shareholder returns. Beyond 2030, we expect a meaningful cash flow inflection as our major growth projects are completed, margins improve, real unit costs decline and free cash flow expands. We look ahead with confidence. Our gold and copper portfolio provides optionality. Our balance sheet provides resilience. Our people provide the capability to deliver. Together, these strengths position Harmony to generate cash today, deliver growth tomorrow and create enduring value through the cycle. Guided by our values and Mining with Purpose, we remain committed to safe, profitable production and sustainable returns for all our shareholders and stakeholders. Beyers Nel Chief executive officer Additional operational and financial information can be found under the Detailed Performance Review on page 6. This booklet should be read in conjunction with the forward looking statements.

A detailed performance review aligned to our four strategic pillars is presented below. Under Responsible Stewardship, we discuss our safety performance and strategy, the progress of our renewable energy programme, and the external ratings and recognition received during the year. Operational Excellence reflects our consistent delivery against production, grade and cost guidance, supported by disciplined execution across the portfolio. Cash Certainty covers revenue and earnings growth, margin expansion and the record cash flow generation achieved this year, together with other key financial disclosures. Finally, Effective Capital Allocation outlines how disciplined investment in reserve conversion, life‑extension projects and copper growth is creating long‑term value for shareholders. 1. RESPONSIBLE STEWARDSHIP Responsible stewardship and sound governance are fundamental to Harmony's licence to operate and long-term value creation. Our approach follows a dual-materiality approach, integrating safety, health, environmental stewardship, climate resilience, energy security and community partnerships into the way we plan, operate and allocate capital. During FY26, the Group continued to improve safety outcomes, invest in renewable energy infrastructure and strengthen relationships with our many stakeholders. We continue to receive recognition for our embedded approach to sustainability which underpins long-term resilience. Safety and health At Harmony, our people are at the centre of everything we do. Safety is our first value, and we are deeply saddened by the tragic loss of our six colleagues during FY26. Their passing is a profound reminder of the responsibility we carry and the human impact of every safety incident. While we have made progress in several areas of our safety performance, the loss of any life is unacceptable. We remain unwavering in our commitment to achieving our ultimate objective of Zero Harm. Every safety incident reinforces the importance of strengthening our controls, deepening our understanding of risk and ensuring that safe behaviours and decision making are embedded across every level of the organisation. Nothing is more important than ensuring that every person who comes to work returns home safely. Throughout FY26, the Group continued to improve safety outcomes and achieved several significant loss-of-life-free milestones. Post year-end, Kusasalethu achieved an extraordinary safety milestone of three million loss-of-life-free shifts. This achievement is particularly significant given the depth and complexity of the operation, which extends to approximately 3 400 metres below surface. As a first for an ultra-deep level mine in the West Wits region, it demonstrates what can be achieved through relentless execution, strong tripartite leadership and a proactive safety culture. This milestone builds on a number of significant loss-of-life-free shift achievements across the Group, including Masimong (4.8 million), Doornkop (4.0 million), Tshepong (3.8 million) and Joel (3.3 million). Collectively, these milestones reflect the benefits of a consistent and disciplined focus on safety and reinforce our belief that meaningful progress towards our goal of zero harm is achievable. They reflect the commitment of our employees, contractors and leadership teams to put safety first, every shift and every day, and ensure that every person returns home safely. Although these achievements are encouraging, safety performance is not measured solely by statistics, but by our ability to proactively identify, manage and eliminate risk before harm occurs. Our safety strategy continues to focus on critical control management, risk identification and targeted interventions in high-risk areas. This is supported by ongoing investment in engineering controls, technology-enabled monitoring systems and our humanistic Thibakotsi DETAILED PERFORMANCE REVIEW safety culture journey, which aims to strengthen safe behaviours, accountability and teamwork across the Group. Through our safety Accountability Model, we continue to reinforce clear standards and expectations while fostering a culture of ownership, learning and continuous improvement. Our health and wellness platform continues to deliver strong outcomes. We support workforce wellbeing through tuberculosis (TB) and human immunodeficiency virus (HIV) screening, flu vaccination campaigns, occupational disease prevention, mental health and substance abuse programmes, while targeted training strengthens leadership accountability for employee health, wellbeing and psychological safety. Through our partnership with the Department of Health, we also promote the early diagnosis and treatment of work-related illness in our host communities. While encouraged by the progress made, we remain focused on continuous improvement to support a healthier, safer and more resilient workforce. Renewable energy Renewable energy is a key enabler of Harmony's long-term strategy, supporting energy security, cost competitiveness, decarbonisation and the sustainability of our operations. During FY26, we continued to make progress towards our Science-Based Targets initiative-validated short-term emissions reduction targets. We advanced our Sungazer renewable energy programme, with Sungazer 1 (30MW) operating successfully and Sungazer 2 (100MW) progressing through construction and commissioning activities. Sungazer 2 is now in its final delivery phase and commercial operations are expected to begin in October 2026. Development activities also advanced in the next phases of the programme, positioning Harmony to further expand its renewable energy capacity over time. The Group's renewable energy plan currently provides a pathway towards approximately 800MW of renewable energy supply. Together with planned battery energy storage solutions, these investments are expected to enhance operational resilience, reduce long-term electricity costs and support Harmony's journey towards its 2045 net-zero ambition. Importantly, the renewable energy programme is expected to be funded through Harmony's ring-fenced green loan facilities, ensuring that these strategic investments are financed in a manner aligned with their sustainability objectives while preserving financial flexibility for mining and growth projects. Environmental, Social and Governance (ESG) highlights and recognition We continue to earn strong third‑party recognition for our approach to sustainability, including our ninth consecutive year of inclusion in the FTSE4Good Index Series, an upgrade in our MSCI ESG rating to an "A", and an "A-" ranking for CDP Water following enhanced disclosure and strengthened water stewardship practices. These independent assessments affirm the credibility of Harmony’s embedded, risk‑based approach to sustainable development and demonstrate measurable year‑on‑year improvement across our material ESG priorities. 2. OPERATIONAL EXCELLENCE Production and grade Harmony once again delivered a stable and consistent operating performance in FY26. Our gold operations milled a record 51.4 million tonnes, an increase of 1% year-on-year, demonstrating the consistency, scale and resilience of the portfolio. As planned, Group gold production decreased by 3% to 44 464kg (1 429 551oz) from 46 023kg (1 479 671oz) in FY25. Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 6

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 7 DETAILED PERFORMANCE REVIEW continued Underground recovered grades averaged 5.83g/t, in line with guidance and supported by strong performances from Mponeng and Tshepong North. This was partially offset by lower recovered grades from Moab Khotsong as a result of changes to the mining sequence in the high-grade blocks and increased grade variability as anticipated. Copper production of 18 207 tonnes was delivered towards the upper end of guidance following the successful integration of the CSA mine. The recovered grade of 3.75% at this mine was also ahead of the guided 3.50% for FY26. PERFORMANCE BY GROUPING Gold and copper production is underpinned by a diversified portfolio of assets that supports our strategy to deliver safe, profitable ounces and improve margins. To reflect the distinct characteristics, risk profiles and value drivers of the portfolio, our operations are grouped into the following areas: South African underground high-grade gold operations (reserve grade above 7g/t), South African underground optimised gold operations (reserve grade below 7g/t), South African surface and retreatment gold operations, and international portfolio consisting of both gold and copper operations. This grouping reflects how capital is allocated across the business to optimise performance, maintain delivery against guidance and maximise value from our assets. While our financial statements report segments in accordance with IFRS 8 Operating Segments and internal management reporting structures, understanding the portfolio through the lens of capital allocation provides additional insight into the drivers of value creation and returns. Detailed information on our operating segments can be found in the operating results and segment report on pages 21 and 69, respectively. The sections that follow highlight the key operational drivers, achievements and challenges across each business area and should be read together with the supporting operating and financial information. South African underground high-grade gold operations (reserve grade >7g/t) The Group's high-grade operations, comprising Mponeng and Moab Khotsong, delivered a strong performance in FY26. This was led by an exceptional year from Mponeng, which continues to demonstrate the quality of its orebody, operational resilience and long-term value. Together, these operations generated revenue of R30 346 million and adjusted free cash flows of R11 649 million during FY26 at a margin of 38% (FY25: 35%), reinforcing their roles as cornerstones of Harmony's underground portfolio and a key source of cash generation. Mponeng delivered a 34% increase in adjusted free cash flow of R9 444 million (US$559 million). Gold production decreased by 8% to 9 561kg (307 392oz) from 10 370kg (333 402oz) in FY25 on the back of lower tonnes milled and a slight reduction in recovered grade. Recovered grades of 10.67g/t, remain well above the mine's reserve grade. As part of the FY27 planning cycle, the Mponeng life-of-mine was extended by one year to approximately 20 years, reflecting continued success in reserve conversion and growing confidence in the long-term economic potential of the orebody. The Mponeng Extension Project is on schedule and is expected to sustain production through the extraction of the east and west Ventersdorp Contact Reef (VCR) and the Carbon Leader Reef below existing infrastructure. The project also comprises the extraction of the TauTona shaft pillar, and leverages established infrastructure to unlock additional high-grade reserves, enhance mining flexibility and support long-term value creation at attractive capital intensity. At Moab Khotsong, we are now in the anticipated "gold gap" as mining activity progressively shifts to replacement mining areas. In FY26, gold production at Moab Khotsong declined by 16% to 5 182kg (166 605oz), while recovered grades decreased to 6.93g/t from 8.21g/t in FY25 as access to historical high-grade areas reduced. Mining flexibility at Moab Khotsong was constrained as we mine out the middle mine as planned, and sequence adjustments were required to manage seismicity and optimise extraction from the Great Noligwa pillar. Despite these challenges, operational performance improved materially during the second half of FY26, with grades recovering and production stabilising as mining progressed through planned sequencing adjustments. The Zaaiplaats Extension Project, which comprises a 9.5-degree three-decline system extending the mine by five production levels, continued to advance during FY26. Contractor-related delays have been incorporated into the life-of-mine plan and are not expected to affect the project's strategic value, which focuses on extending mine life, maintaining production flexibility and unlocking additional high-grade reserves. South African surface and retreatment gold operations Mine Waste Solutions (MWS), Savuka Tailings, Central Plant Reclamation, Phoenix, Kalgold and the rock dump operations remain low-risk, high-margin businesses that delivered strong cash flows in FY26, despite a softer operating performance. The operations demonstrated resilience in the face of cyanide supply constraints earlier in the year, together with periods of elevated rainfall and resultant intermittent Eskom power interruptions. A cyanide dissolution plant was commissioned at MWS during the year, significantly enhancing reagent security across the surface portfolio. Production from these assets declined by 13% to 6 880kg (221 199oz) from 7 875kg (253 187oz) as a result of the above-mentioned challenges, which have been resolved. These operations continued to provide reliable high-margin production, delivering strong cash generation and attractive returns through the reprocessing of historical tailings resources and lower-risk surface deposits. Revenue from our surface operations increased by 20% to R14 389 million (US$852 million) from R11 954 million (US$658 million). Adjusted free cash flows increased by 53% to R6 588 million (US$390 million) from R4 299 million (US$237 million) in FY25. Adjusted free cash flow margins increased to 46% from 36% year on year. The Kareerand extension project has largely been completed, on time and within budget. Feasibility studies are progressing on the West Wits and Free State Reclamation projects. With over 6Moz in combined Mineral Resources, these represent significant potential future growth opportunities within Harmony's surface retreatment portfolio. By applying the proven MWS operating model to legacy tailings storage facilities, these projects could unlock additional low-risk ounces, extend portfolio optionality and generate attractive returns from existing mineralised waste material. The studies are focused on assessing technical feasibility and development pathways. South African underground optimised gold operations (reserve grade <7g/t) Our South African optimised underground portfolio, comprising Tshepong North, Tshepong South, Doornkop, Kusasalethu, Joel, Target 1 and Masimong, is highly leveraged to the gold price and contributed approximately 38% to Group gold production in FY26. While cyanide-related challenges at the Harmony One Plant in the first half of the year temporarily affected recoveries and moderated annual production, the portfolio nevertheless delivered improved operational consistency and strong cash generation. This performance highlights the benefits of disciplined execution and continued investment in operational flexibility.

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 8 DETAILED PERFORMANCE REVIEW continued Gold production from this portfolio increased by 3% to 16 937kg (544 537oz) in FY26, while recovered grades decreased by 2% to 4.47g/t from 4.58g/t in FY25. Performance was led by Tshepong North, where production increased by 37% to 3 977kg (127 864oz) and recovered grades improved by 19% to 5.13g/t, reflecting increased mining of higher-grade B Reef areas and strong operational execution. Doornkop and Masimong also delivered solid performances, with production increasing by 5% and 6%, respectively. Target 1 continued to benefit from the turnaround initiatives implemented in FY25. While production was affected by safety-related stoppages and remedial work on rock-breaker installations, focused management interventions remain in place to improve performance and support a sustainable operational recovery. The portfolio benefited from continued reserve replacement and life-of-mine extensions. The life of mine at Tshepong North increased from six to 15 years, while those for Kusasalethu and Masimong were extended to four and three years respectively. The portfolio's operating leverage translated into significantly stronger financial returns during FY26. Revenue increased by 37% to R34 801 million (US$2 060 million) from R25 321 million (US$1 395 million), while adjusted free cash flow rose by 284% to R8 805 million (US$521 million) from R2 292 million (US$126 million) in FY25. Adjusted free cash flow margins expanded to 25% from 9%, demonstrating the ability of these assets to generate substantial cash flow and shareholder value despite operating at lower reserve grades. International gold and copper production Hidden Valley (gold and silver) Hidden Valley delivered another exceptional performance in FY26, with gold production increasing by 16% to 5 904kg (189 818oz) from 5 107kg (164 193oz) in FY25. Revenue increased by 56% to R12 397 million (US$734 million) from R7 923 million (US$436 million), reflecting both higher production and a stronger gold price. Adjusted free cash flow more than doubled to R8 403 million (US$497 million) from R3 766 million (US$207 million) in FY25, while margins expanded to 68% from 48%. AISC decreased by 24% to R658 503/kg (US$1 208/oz), supported by higher recovered grades and silver by-product credits. Recovered grades increased by 18% to 1.59g/t from 1.35g/t in FY25. Hidden Valley's growth profile was further strengthened during the year following approval of an amendment to its environmental permit, allowing the construction of a third tailings storage facility. This fully permits the potential Stage 9 development and supports ongoing studies aimed at extending the life-of-mine beyond the current plan, including the conversion of approximately 900 000 ounces to Mineral Reserves. CSA copper mine The high-grade CSA mine delivered a strong performance during the eight months under Harmony's ownership in FY26, successfully establishing an operating platform in Cobar, Australia, for our growing copper business. Copper production of 18 207 tonnes was towards the upper end of guidance, while the recovered grade of 3.75% exceeded guidance of 3.50%, reflecting the quality of the orebody and solid operational execution. The operation generated revenue of R3 501 million (US$207 million) and adjusted free cash flow of R781 million (US$46 million), representing a margin of 22% and demonstrating the asset's cash-generating capability. We are setting this mine up for long-term success. Operationally, we are focused on improving mining flexibility and advancing the capital ventilation project, a key enabler of future production growth. With optimisation expected to take approximately 24 months, we are positioning the mine to achieve its targeted run rate of approximately 40 000 tonnes of copper per annum by FY29. Disciplined cost control supports margin protection Cost management is a critical discipline for Harmony. Harmony's approach to cost management extends beyond annual inflation control. To protect margins, we do not mine below cut-off grade or change our mine plans as commodity prices fluctuate. During FY26, inflationary pressures were largely in line with expectations and the gold AISC was delivered within guidance, reflecting the benefits of disciplined planning, operational execution and ongoing cost control initiatives. The Group's cost base is largely driven by labour, electricity, consumables and royalties. Importantly, direct exposure to diesel and oil prices is limited, reducing sensitivity to volatility in energy markets. Total cash operating costs, net of by-product credits, increased by 14% to R45 764 million (US$2 710 million) from R40 260 million, primarily reflecting the inclusion of the CSA mine and significantly higher royalties associated with stronger profitability. Excluding CSA, cash operating costs increased by 10% to R44 092 million (US$2 611 million), in line with planned mining inflationary increases. Harmony has delivered meaningful cost efficiencies at CSA since acquisition, achieving a 77% reduction in corporate and services costs on an A$/lb basis. These savings stem from decisive integration actions, including the closure of the Perth office and associated staff reductions, the removal of duplicate listing and corporate overheads, streamlined executive structures, insurance efficiencies, and economies of scale across all Australasia entities. This disciplined execution highlights Harmony’s ability to unlock regional optimisation benefits, simplify operating models and extract sustained value from acquisitions – a capability consistently demonstrated across our portfolio. Royalties (including CSA mine) increased by 77% to R3 384 million (US$200 million) from R1 910 million (US$105 million) in the prior year. While contributing to higher costs, this increase is directly linked to stronger commodity prices, higher revenue and improved profitability. On a per-unit basis, cash operating costs, AISC and AIC increased in line with expectations. These increases were largely offset by higher realised gold prices and continued margin expansion across the portfolio. • Cash operating costs at our gold assets increased by 13% to R991 654/kg (US$1 826/oz) from R874 770/kg (US$1 499/oz) • All-in sustaining costs (AISC) at our gold assets increased by 13% to R1 191 698/kg (US$2 195/oz) from R1 053 189/kg (US$1 804/oz). This was due to higher cash operating costs and royalties as discussed above, higher sustaining capital due to additional development metres and planned lower production • All-in costs (AIC) rose by 13% to R1 314 254/kg (US$2 420/oz) from R1 160 853 (US$1 989/oz), reflecting capital investment in our high-quality assets, mainly Mponeng and Moab Khotsong • At CSA mine, C1 cash costs of US$2.47/lb were below guidance, demonstrating the quality of the asset and reinforcing its position as a competitive, high-grade copper operation.

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 9 DETAILED PERFORMANCE REVIEW continued 3. CASH CERTAINTY Revenue growth and by-product contribution Group revenue increased by 34% to R99 238 million (FY25: R73 896 million), mainly due to a higher average gold price received which increased by 35% to R2 069 710/kg (FY25: R1 529 358/kg). This was offset by the average Rand/US$ exchange rate which strengthened by 7% to R16.89/US$ from R18.15/US$. South African gold remains the primary revenue contributor, supported by disciplined delivery against production, grade and cost guidance. The increase in gold revenue was partially offset by a realised gold hedge book loss of R9 649 million (US$571 million), which lowered the average gold price received. We continue to hedge to lock in margins and protect the company against adverse movements in the gold price as we embark on our capital projects. The CSA mine contributed R3 501 million (US$207 million) in revenue through copper sales of 16 719 tonnes at an average realised copper price of US$5.62/lb (US$12 399/tonne), further diversifying Harmony’s earnings base. Silver and uranium by-product revenue provided additional margin support through operating cost offsets. Silver revenue increased by 38% to R2 495 million (US$150 million) from R1 810 million (US$100 million) due to a 113% increase in silver prices to US$66.34/oz from US$31.20/oz. Silver production decreased by 28% to 2 272 881oz from 3 137 590oz in FY25 in line with plan. Uranium revenue decreased by 31% to R566 million (US$33 million), down from R822 million (US$45 million) in the previous financial year. This decline was primarily due to a 30% decrease in uranium sold to 396 000lb, compared to 566 000lb in FY25, from our Moab Khotsong operation. Balance sheet, funding and liquidity Harmony maintained a strong and flexible financial position throughout FY26, supported by robust cash generation, disciplined capital allocation and proactive balance-sheet management. A core principle of Harmony’s funding strategy is to preserve existing shareholder value and avoid unnecessary equity dilution. Approved projects are expected to be funded through cash and available facilities while retaining capacity for disciplined investment through the cycle. Harmony has refinanced and expanded its syndicated debt facilities, securing a multi-currency, multi-tranche funding package comprising US$500 million, A$500 million and R7 billion. The transaction reduces interest costs, extends maturities and enhances liquidity, while drawing very strong support from the banking market. The Bridge loan facility for the MAC Copper acquisition was fully repaid on 2 July 2026 following the close of this refinancing transaction. The new facilities (see note 15 to the financial statements for additional information) provide funding capacity in the currencies most relevant to our growth pipeline and align with Harmony’s evolving portfolio. They improve funding efficiency and flexibility while preserving the capacity to fund approved projects through the cycle. Targeted capital expenditure Capital expenditure was in line with revised guidance and amounted to R17 106 million (US$1 013 million) compared to R10 012 million (US$551 million) in the previous reporting period. This comprised sustaining capital of R8 343 million (US$494 million), growth capital of R4 124 million (US$244 million) and greenfield project expenditure at Eva Copper of R4 639 million (US$275 million). Earnings quality and non-operational items Underlying earnings continue being driven primarily by operational delivery, cost discipline, commodity prices and cash conversion. Headline earnings increased by 87% to R27 238 million(US$1 613million), reflecting strong underlying operational performance, together with non-operational items recognised during the year. Select items have been disclosed separately to provide transparency on reported earnings and the Group’s underlying cash-generating capacity. During FY26, Harmony recognised the following key items: • Net gold hedge loss relating to realised gold hedges recognised in revenue of R9 649 million (US$571 million) | FY25: R4 594 million (US$253 million) • Net derivative losses of R996 million (US$59 million) | FY25: R59 million (US$3 million) • Foreign exchange gain of R699 million (US$41 million) | FY25: loss of R107 million (US$6 million) • Reversal of impairment of assets due to higher gold prices applied to valuations of R2 779  million (US$165 million) | FY25: none • Once-off acquisition-related costs of R1 379 million (US$82 million), mainly due to stamp duty on the MAC Copper acquisition • Finance costs of R1 663 million (US$98 million) | FY25: R698 million (US$38 million) relating to the interest on borrowings due to loans to secure the financing of MAC Copper and the time-value unwind of the streaming contract liabilities assumed as part of the MAC Copper acquisition • Fair value adjustment on streaming arrangements of R854 million (US$51 million) | FY25: none • Taxation expense of R8 905 million (US$527 million) | FY25: R6 631 million (US$365 million). Derivatives and hedging Harmony continues to apply its hedging strategy in a consistent and disciplined manner as a prudent risk management tool, particularly in the context of its growth pipeline and capital commitments. Hedging enhances cash flow visibility, protects margins and provides financial flexibility, supporting the funding of strategic projects and capital requirements. The strong gold price environment during the year provided opportunities to replace maturing hedge positions at attractive levels in line with the Group's policy. At year-end, the rand gold zero-cost collar book comprised 618 000oz, with an average floor price of R2 138 055/kg and an average ceiling price of R2 403 903/kg. Longer- dated positions were established at higher protection levels, reflecting the elevated gold price environment. New hedges entered into during the fourth quarter had an average floor price of R2 487 285/kg and an average ceiling price of R2 805 213/kg. Revenue for FY26 included the above-mentioned hedge loss, reflecting the settlement of hedge contracts in a significantly higher gold price environment. Importantly, the benefit of higher spot prices on the unhedged portion of production more than offset these realised hedge losses, contributing to substantially higher revenue and operating cash flows for the year. The unrealised mark-to-market liability on the hedge portfolio decreased from R12 240 million (US$739 million) at H1FY26 to R2 140 million (US$131 million) at year-end, primarily reflecting movements in gold and silver prices. These fair value adjustments are non-cash in nature and do not affect the Group's underlying operating performance, liquidity or cash-generating capacity.

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 10 DETAILED PERFORMANCE REVIEW continued 4. EFFECTIVE CAPITAL ALLOCATION South African gold assets: low-cost conversion of ~9.8Moz to Reserves In South Africa, the Moab Khotsong, Mponeng, Tshepong North and Doornkop extension projects are integral to sustaining and enhancing the quality, profitability and longevity of Harmony's gold production base. These projects are designed to extend mine lives, access higher-quality ore sources, increase operational flexibility and convert Mineral Resources into economically viable Mineral Reserves at relatively low capital intensity. Harmony's major underground growth projects all generate positive net present values and internal rates of return well above the Group's investment hurdle rates, demonstrating the significant value embedded within our Mineral Resource portfolio. Importantly, these projects leverage existing skills and infrastructure, allowing Harmony to unlock ounces at exceptional returns while limiting execution risk. As a result, these investments offer compelling risk-adjusted returns and support long-term production and cash flow generation alongside meaningful reserve replacement. CSA mine: a clear pathway to 40 000 tonnes per annum The CSA mine established an immediate operating platform for Harmony's growing copper business and was successfully integrated during FY26. Since acquisition, our focus has been on applying Harmony's disciplined approach to safety, operational excellence and capital allocation while establishing the foundations for safe, reliable and sustainable long-term performance. The optimisation phase is underway, supported by targeted investments in ventilation, mine development and critical infrastructure designed to improve operational flexibility, increase access to mining areas and support more consistent production over time. A key priority is the capital ventilation project, which remains on schedule and is expected to improve cooling capacity and alleviate return-air constraints in the lower sections of the mine. While additional development and support are required to address complex ground conditions, these investments are expected to unlock future production areas, enhance operating flexibility and support stronger long-term margins. During FY26, Mineral Reserves increased to 577 000 tonnes of contained copper, representing a net increase of 32 000 tonnes compared with the previous owner's estimate. The increase reflects successful resource growth, improved geological confidence and optimisation of the mine design, highlighting both the quality of the orebody and the opportunity to create additional value through disciplined execution. Copper production is expected to be 28 000 to 30 000 tonnes in FY27, increasing progressively towards a targeted run rate of approximately 40 000 tonnes per annum by FY29. This phased approach prioritises establishing a safe, resilient and efficient operation capable of delivering sustainable production, improved margins and stronger cash- generation over time. Total Mineral Resources of 1.1 million tonnes of contained copper further highlight the scale and quality of the asset and provide significant potential for future Reserve growth and mine life extension. To support this objective, Harmony commenced a major directional diamond-drilling programme during the June 2026 quarter, targeting potential extensions of the high-grade QTS North and QTS Central ore systems below the current resource, to identify additional mineralisation that could support future resource growth and mine life extension. The programme represents one of the most significant exploration investments undertaken at the CSA mine in recent decades and reflects our confidence in the asset's long-term potential. The CSA mine is a high-grade, long-life copper asset with significant embedded value. Through disciplined optimisation, strategic infrastructure investment and ongoing resource conversion, we are positioning the operation to achieve its full potential and deliver sustainable long-term value for shareholders. Eva Copper Project: remains on critical path The Eva Copper Project in north-west Queensland, Australia, continues to advance following the Final Investment Decision in November 2025. Construction activities progressed safely during FY26, with a number of key execution milestones achieved across the process plant and supporting infrastructure. These include the completion of the main site access road; completion and handover of major construction pads; mobilisation of key construction and mining contractors; commencement of process plant concrete foundations; and substantial completion of the permanent accommodation village. Mining activities also commenced within the approved Little Eva mining area. Following the discovery of a protected species, expenditure during the latter part of FY26 was below budget as clearing and construction activities in affected areas were constrained while federal environmental approvals were progressed. Construction continues in approved areas, with current activity focused on the process plant and other available work fronts. Over the next 12 months, the Project will focus on advancing process plant and thermal power station construction, completing available infrastructure works and progressing federal environmental approvals. Subject to receipt of these approvals, broader mine development, tailings storage facilities and associated infrastructure works will progressively recommence. Eva Copper remains targeted to deliver first production in the second half of calendar year 2028, and the original project capital guidance is unchanged, subject to the timely receipt of the required federal environmental approvals. The Project represents a cornerstone of Harmony's strategy to build a meaningful copper business alongside its gold portfolio. Eva Copper provides long-life production in a Tier 1 mining jurisdiction and is expected to make a significant contribution to cash flow, portfolio diversification and long-term value creation. Exploration and resource definition drilling continued during FY26, with 155 holes drilled for 29 560 metres along the Blackard-Legend trend. Results confirmed a large, continuous mineralised system extending approximately 4.5km, strengthening confidence in the scale and quality of the orebody and supporting the development of a single integrated resource model. The updated Mineral Resource now contains 2.01 million tonnes of copper and 591 000 ounces of gold, highlighting the strategic value of the asset and its potential to support future growth. Ongoing drilling is focused on increasing geological confidence, supporting future Mineral Reserve growth and unlocking opportunities to extend mine life beyond the current plan. Wafi-Golpu: longer-term optionality from a Tier 1 asset Harmony is committed to advancing the permitting of the Tier 1 Wafi-Golpu copper-gold project which is a significant long-term growth opportunity within Harmony's portfolio.

DETAILED PERFORMANCE REVIEW continued

GROWING OUR MINERAL RESOURCES AND MINERAL RESERVES

Harmony continued to strengthen its long-term production base during FY26 through successful reserve conversion, life-extension initiatives and the expansion of its copper portfolio following the acquisition of the CSA mine and the declaration of Mineral Reserves at the Eva Copper Project.

Reflecting the increasing importance and contribution of copper within the Group, Harmony now reports attributable gold and copper Mineral Resources and Mineral Reserves separately. This provides greater transparency and enables stakeholders to assess the scale, quality and growth potential of each commodity independently. This approach better highlights the distinct value drivers within Harmony's evolving gold and copper portfolio.

Harmony's attributable gold Mineral Resources remained substantial at 106.8Moz as at 30 June 2026, compared with 108.8Moz in the prior year, while attributable gold Mineral Reserves increased to 27.4Moz from 26.9Moz, reflecting the success of ongoing reserve conversion and mine-life extension initiatives across the portfolio.

Attributable copper Mineral Resources increased to 7.4Mt of contained copper metal, while attributable copper Mineral Reserves increased significantly to approximately 4.0Mt of contained copper metal as at 30 June 2026.

Further details are provided in the Mineral Resources and Mineral Reserves Summary on page 13.

OPERATING AND FINANCIAL TABLES

GOLD OPERATING RESULTS

		Year ended 30 June 2026	Year ended 30 June 2025	% Change
Underground recovered grade	g/t	**5.83**	6.27	(7)
Gold price received	R/kg	**2 069 710**	1 529 358	35
	US$/oz	**3 811**	2 620	46
Gold produced total	kg	**44 464**	46 023	(3)
	oz	**1 429 551**	1 479 671	(3)
South African high-grade underground	kg	**14 743**	16 554	(11)
	oz	**473 997**	532 222	(11)
South African optimised underground	kg	**16 937**	16 487	3
	oz	**544 537**	530 069	3
South African surface operations	kg	**6 880**	7 875	(13)
	oz	**221 199**	253 187	(13)
International (Hidden Valley)	kg	**5 904**	5 107	16
	oz	**189 818**	164 193	16
Total cash operating costs[1]	R/kg	**991 654**	874 770	(13)
	US$/oz	**1 826**	1 499	(22)
Production profit[1]	R million	**48 184**	30 214	59
	US$ million	**2 853**	1 664	72
Total all-in sustaining costs (AISC)[1]	R/kg	**1 191 698**	1 053 189	(13)
	US$/oz	**2 195**	1 804	(22)
Total all-in cost (AIC)[1]	R/kg	**1 314 254**	1 160 853	(13)
	US$/oz	**2 420**	1 989	(22)
Average exchange rate	R:US$	**16.89**	18.15	(7)

[1] *Figures for the year ended June 2025 restated - Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

Refer to the quarterly results on the Harmony website for further information.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
11

OPERATING AND FINANCIAL TABLES continued

COPPER OPERATING RESULTS

		Year ended 30 June 2026[1]	Year ended 30 June 2025	% Change
Copper price received	US$/t	**12 399**	—	100
	US$/lb	**5.62**	—	100
Copper produced	t	**18 207**	—	100
	lbs'000	**40 140**	—	100
Yield	%	**3.75**	—	100
C1 costs[2]	US$/t	**5 450**	—	100
	US$/lb	**2.47**	—	100
Total costs and capital	US$/t	**8 845**	—	100
	US$/lb	**4.01**	—	100
Production profit	R million	**1 876**	—	100
	US$ million	**111**	—	100
Exchange rate	R/US$	**16.89**	18.15	(7)

[1] *Eight months production from 24 October 2025.*
[2] *Please refer to the operating results for copper assets on page 27 for further information.*

Refer to the quarterly results on the Harmony website for further information.

FINANCIAL RESULTS

		Year ended 30 June 2026	Year ended 30 June 2025	% Change
Basic earnings per share[1]	SA cents	**4 701**	2 313	103
	US cents	**278**	127	119
Headline earnings[1]	R million	**27 238**	14 531	87
	US$ million	**1 613**	800	102
Headline earnings per share (HEPS)[1]	SA cents	**4 363**	2 337	87
	US cents	**258**	129	100

[1] *Figures for the year ended June 2025 restated – Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2026

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

12

Harmony’s statement of Mineral Resources and Mineral Reserves as at 30 June 2026 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), section 14.10 of the JSE Listings Requirements (as updated from time to time) and the requirements of the United States Securities and Exchange Commission (SEC) regulation S-K Subpart 1300. It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In our Form 20-F, the Mineral Resources are reported exclusive of Mineral Reserves. United States investors are urged to consider the disclosure in this regard in our Form 20-F, which will be available on our website at www.harmony.co.za/invest/annual-reports on 30 October 2026. This report provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Annual Report on 23 October 2026, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2026. INTRODUCTION Harmony will move away from reporting gold equivalents as attributable Mineral Resources and Reserves as of 30 June 2026. This improves transparency and aligns with best practice. Reporting gold and copper separately provides a clearer, more accurate representation of the underlying Mineral Resources and Reserves, avoids reliance on price-based assumptions, and allows stakeholders to assess each commodity’s value independently. The company will report on attributable gold and copper Mineral Resources and Reserves as of 30 June 2026. Mineral Resources As at 30 June 2026, Harmony had attributable gold Mineral Resources of approximately 106.8 million ounces (Moz). The Group also reports attributable copper Mineral Resources of approximately 7.4 million tonnes (Mt) contained copper metal. The attributable gold Mineral Resources decreased by approximately 1.8% year on year, from 108.8Moz as at 30 June 2025 to 106.8Moz as at 30 June 2026. The decrease is primarily due to normal mining depletion and geological model updates at the Mponeng, Doornkop and Target operations. Gold Mineral Resources located in South African operations comprise 84% of the Company total, with Papua New Guinea (PNG) operations contributing 15% and Australian operations contributing 1%. The attributable copper Mineral Resources as at 30 June 2026 total 7.4Mt of contained copper metal, representing a 18.5% increase from 6.3Mt as at 30 June 2025. The year-on-year increase is mainly due to the acquisition of the CSA mine in Australia. Copper Mineral Resources are geographically distributed between PNG operations (58%) and Australian operations (42%). All Mineral Resources are reported inclusive of Mineral Reserves and are classified as Measured, Indicated and Inferred, as detailed in the supporting tables. Mineral Reserves As at 30 June 2026, Harmony had attributable gold Mineral Reserves of approximately 27.4Moz. The Group also reports attributable copper Mineral Reserves of approximately 4.0Mt of contained copper metal. The attributable gold Mineral Reserves of 27.4Moz as at 30 June 2026 represent a 1.7% increase from 26.9Moz as at 30 June 2025, primarily due to the extension of the life-of-mines at Mponeng, Kusasalethu and Masimong as well as the Tshepong North life of mine extension project and Eva Copper Project. Gold Mineral Reserves located in South Africa comprise 78% of the Company total, with PNG operations contributing 21% and Australian operations 1%. The attributable copper Mineral Reserves of 4.0Mt of contained copper metal as at 30 June 2026 represent a 70.7% increase from 2.3Mt as at 30 June 2025, mainly due to the acquisition of the CSA mine in Australia as well as the approval of the Eva Copper Project. Copper Mineral Reserves are located in PNG (59%) and Australia (41%). All Mineral Reserves are classified as Proved and Probable, as detailed in the supporting tables. GOLD MINERAL RESOURCES AND RESERVES Underground operations (All Regions) The Company’s gold Mineral Resources at the underground operations total 76.8Moz, contained in 243.5Mt at an average grade of 9.82g/t Au, representing a 1.9% decrease from 78.3Moz (245.6Mt at 9.92g/t Au) as at 30 June 2025. The decrease is primarily due to normal mining depletion and geological model updates at the Mponeng, Doornkop and Target operations. The gold Mineral Reserves at the underground operations amount to 12.6Moz, contained in 59.8Mt at an average grade of 6.54g/t Au, representing a 4.3% increase from 12.0Moz (56.3Mt at 6.65g/t Au) as at 30 June 2025. The increase in reserve ounces is primarily due to the extension of the life of mines at Mponeng, Kusasalethu and Masimong, as well as the Tshepong North life-of-mine extension project. Surface operations (All Regions) The Company’s gold Mineral Resources at the surface operations as at 30 June 2026 total 30.0Moz, contained in 2 336.4Mt at an average grade of 0.40g/t Au, representing a 1.8% decrease year on year. The decrease is primarily due to normal mining depletion. The gold Mineral Reserves at the surface operations amount to 14.8Moz, contained in 1 379.9Mt at an average grade of 0.33g/t Au, representing a 0.4% decrease year on year. The decrease was primarily driven by mining depletion, which was almost fully offset by additions from the Eva Copper Project. COPPER MINERAL RESOURCES AND RESERVES Underground operations (All Regions) As at 30 June 2026, the Company’s copper Mineral Resources from the underground operations amount to 23.5Mt at an average grade of 4.61% Cu, containing 1.1Mt of copper. This is due to the acquisition of the CSA mine in Australia, which is our only underground copper mine. The copper Mineral Reserves from the underground operations amount to 17.7Mt at an average grade of 3.26% Cu, containing 0.6Mt of contained copper metal. This is due to the acquisition of the CSA mine in Australia, which is our only underground copper mine. SUMMARY UPDATE OF MINERAL RESOURCES AND MINERAL RESERVES Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 13

Surface operations (All Regions) As at 30 June 2026, the Company’s copper Mineral Resources from the surface operations amount to 938.2Mt at an average grade of 0.68% Cu, or 6.4Mt of contained copper metal, representing a 1.2% increase from 920.9Mt at 0.68% Cu, or 6.3Mt of contained copper metal, as at 30 June 2025. This is due to Resource model updates. The copper Mineral Reserves from the surface operations amount to 454.0Mt at an average grade of 0.75% Cu, or 3.4Mt of contained copper metal, representing a 46% increase from 190.0Mt at 1.23% Cu, or 2.3Mt of contained copper metal, as at 30 June 2025. The increase is mainly attributable to the approval of the Eva Copper Project. Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 14 ASSUMPTIONS In converting the Mineral Resources to Mineral Reserves, the following commodity prices and exchange rates were applied: • A gold price of US$2 915/oz • An exchange rate of R17.60/US$ • The above parameters resulted in a Rand/kg gold price of R1 650 000/kg for the South African assets • The Hidden Valley, Eva Copper and CSA mines used commodity prices of US$2 915/oz Au, US$38.90/oz Ag and US$4.78/lb Cu at an exchange rate of A$1.47 per US$ • The Wafi-Golpu joint venture used commodity prices of US$1 200/oz Au and US$3.00/lb Cu SUMMARY UPDATE OF MINERAL RESOURCES AND MINERAL RESERVES continued

SUMMARY UPDATE OF MINERAL RESOURCES AND MINERAL RESERVES continued

INDEPENDENT REVIEW

Harmony's South African Mineral Resources and Mineral Reserves at Tshepong North, Tshepong South (Phakisa), Mine Waste Solutions (MWS) and Free State Tailings Operations as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance with SAMREC.

Mineral Resources:		Measured Resources			Indicated Resources			Inferred Resources			Total Mineral Resources		
Gold		Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
South Africa	Underground	72.6	8.92	20 812	87.8	10.22	28 849	83.1	10.17	27 172	243.5	9.82	76 832
	Surface	258.1	0.31	2 544	1 007.6	0.28	9 029	248.0	0.20	1 591	1 513.7	0.27	13 164
Total South Africa		**330.7**	**2.20**	**23 356**	**1 095.4**	**1.08**	**37 878**	**331.1**	**2.70**	**28 763**	**1 757.2**	**1.59**	**89 997**
Papua New Guinea	Hidden Valley	4.8	0.99	154	35.5	1.44	1 648	1.3	1.44	60	41.6	1.39	1 862
	Kerimenge	—	—	—	27.0	0.97	841	4.8	0.93	143	31.8	0.96	984
	Wafi-Golpu System*	—	—	—	399.0	0.85	10 800	109.0	0.73	2 550	508.0	0.82	13 400
Total Papua New Guinea		**4.8**	**0.99**	**154**	**461.5**	**0.90**	**13 290**	**115.1**	**0.75**	**2 753**	**581.5**	**0.87**	**16 246**
Australia	Eva Copper	**—**	**—**	**—**	**205.0**	**0.07**	**472**	**36.2**	**0.10**	**119**	**241.2**	**0.08**	**591**
Total Gold		**335.6**	**2.18**	**23 509**	**1 761.9**	**0.91**	**51 640**	**482.4**	**2.04**	**31 635**	**2 579.9**	**1.29**	**106 834**

Mineral Resources:		Measured Resources			Indicated Resources			Inferred Resources			Total Mineral Resources		
Copper		Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)
Papua New Guinea	Golpu*	—	—	—	345.0	1.10	3 800	70.0	0.86	600	415.0	1.10	4 300
	Nambonga*	—	—	—	—	—	—	24.0	0.20	47	24.0	0.20	47
Total Papua New Guinea		**—**	**—**	**—**	**345.0**	**1.10**	**3 800**	**94.0**	**0.69**	**647**	**439.0**	**0.99**	**4 347**
Australia	Eva Copper	—	—	—	417.3	0.41	1 699	81.9	0.38	311	499.2	0.40	2 010
	CSA Mine	11.5	4.99	575	5.8	4.78	276	6.2	3.76	232	23.5	4.61	1 084
Total Australia		**11.5**	**4.99**	**575**	**423.1**	**0.47**	**1 975**	**88.0**	**0.62**	**543**	**522.7**	**0.59**	**3 093**
Total Copper		**11.5**	**4.99**	**575**	**768.1**	**0.75**	**5 775**	**182.0**	**0.65**	**1 190**	**961.7**	**0.77**	**7 440**

***Note:** Au = gold; Cu = copper; Ag = silver, Moz = million ounces*

* *Represents Harmony's equity portion of 50%*

Note: Rounding of numbers may result in slight computational discrepancies

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

15

HARMONY

SUMMARY UPDATE OF MINERAL RESOURCES AND MINERAL RESERVES continued

Mineral Resources:		Measured Resources			Indicated Resources			Inferred Resources			Total Mineral Resources		
Silver		Tonnes (Mt)	Grade (g/t)	Ag (000oz)	Tonnes (Mt)	Grade (g/t)	Ag (000oz)	Tonnes (Mt)	Grade (g/t)	Ag (000oz)	Tonnes (Mt)	Grade (g/t)	Ag (000oz)
Papua New Guinea	Hidden Valley	4.8	20.89	3 253	35.5	22.26	25 410	1.3	12.11	502	41.6	21.79	29 166
	Golpu*	—	—	—	345.0	1.30	14 000	70.0	1.10	2 300	415.0	1.30	17 000
Total Papua New Guinea		**4.8**	**20.89**	**3 253**	**380.5**	**3.22**	**39 410**	**71.3**	**1.23**	**2 802**	**456.6**	**3.10**	**46 166**
Australia	CSA Mine	**11.5**	**19.07**	**7 071**	**5.8**	**16.62**	**3 089**	**6.2**	**21.94**	**4 354**	**23.5**	**19.22**	**14 514**
Total Silver		**16.4**	**19.61**	**10 324**	**386.3**	**3.42**	**42 499**	**77.5**	**2.88**	**7 156**	**480.1**	**3.89**	**60 679**

Mineral Resources:		Measured Resources			Indicated Resources			Inferred Resources			Total Mineral Resources		
Zinc		Tonnes (Mt)	Grade (%)	Zn (000t)	Tonnes (Mt)	Grade (%)	Zn (000t)	Tonnes (Mt)	Grade (%)	Zn (000t)	Tonnes (Mt)	Grade (%)	Zn (000t)
Australia	CSA Mine	—	—	—	0.2	2.73	5	2.5	7.26	178	2.7	6.93	184

Mineral Resources:		Measured Resources			Indicated Resources			Inferred Resources			Total Mineral Resources		
Uranium		Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)
South Africa	Free State Surface	—	—	—	182.5	0.09	37	—	—	—	182.5	0.09	37
	North West Surface	53.7	0.07	8	379.1	0.09	77	79.4	0.04	7	512.2	0.08	91
	Moab Khotsong Underground	—	—	—	14.1	0.65	20	2.7	0.65	4	16.7	0.65	24
Total Uranium		**53.7**	**0.07**	**8**	**575.6**	**0.11**	**134**	**82.1**	**0.06**	**10**	**711.4**	**0.10**	**152**

Note: *Au = gold; Cu = copper; Ag = silver, Moz = million ounces*

* *Represents Harmony's equity portion of 50%*

Note: Rounding of numbers may result in slight computational discrepancies

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

16

HARMONY

SUMMARY UPDATE OF MINERAL RESOURCES AND MINERAL RESERVES continued

Mineral Reserves:		Proved			Probable			Total		
Gold		Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
South Africa	Underground	24.8	5.86	4 665	35.0	7.02	7 904	59.8	6.54	12 569
	Surface	110.9	0.35	1 252	907.8	0.25	7 407	1 018.7	0.26	8 660
Total South Africa		**135.7**	**1.36**	**5 917**	**942.8**	**0.51**	**15 312**	**1 078.5**	**0.61**	**21 229**
Papua New Guinea	Hidden Valley	2.1	1.07	74	13.9	1.36	607	16.0	1.32	681
	Golpu*	—	—	—	190.0	0.83	5 100	190.0	0.86	5 100
Total Papua New Guinea		**2.1**	**1.07**	**74**	**203.9**	**0.87**	**5 707**	**206.0**	**0.87**	**5 781**
Australia	Eva Copper	—	—	—	155.2	0.07	352	155.2	0.07	352
Total Gold		**137.8**	**1.35**	**5 991**	**1 301.9**	**0.51**	**21 371**	**1 439.7**	**0.59**	**27 362**

Mineral Reserves:		Proved			Probable			Total		
Copper		Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)
Papua New Guinea[1]	Golpu*	**—**	**—**	**—**	**190.0**	**1.23**	**2 330**	**190.0**	**1.23**	**2 330**
Australia	Eva Copper	—	—	—	264.0	0.41	1 071	264.0	0.41	1 071
	CSA Mine	12.5	3.27	410	5.2	3.23	167	17.7	3.26	577
Total Australia		**12.5**	**3.27**	**410**	**269.1**	**0.46**	**1 237**	**281.7**	**0.58**	**1 648**
Total Copper		**12.5**	**3.27**	**410**	**459.1**	**0.78**	**3 567**	**471.7**	**0.84**	**3 978**

Mineral Reserves:		Proved			Probable			Total		
Silver		Tonnes (Mt)	Grade (g/t)	Ag (000oz)	Tonnes (Mt)	Grade (g/t)	Ag (000oz)	Tonnes (Mt)	Grade (g/t)	Ag (000oz)
Papua New Guinea	Hidden Valley	**2.1**	**21.62**	**1 489**	**13.9**	**24.83**	**11 067**	**16.0**	**24.40**	**12 556**
Australia	CSA Mine	**12.5**	**12.70**	**5 118**	**5.2**	**11.39**	**1 891**	**17.7**	**12.32**	**7 008**
Total Silver		**14.7**	**14.01**	**6 607**	**19.0**	**21.18**	**12 958**	**33.7**	**18.06**	**19 564**

Mineral Reserves:		Proved			Probable			Total		
Uranium		Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	Tonnes (t)	Grade (kg/t)	U3O8 (Mlb)	Tonnes (t)	Grade (kg/t)	U3O8 (Mlb)
South Africa	Moab Khotsong Underground	—	—	—	12.0	0.29	8	12.0	0.29	8
Total Uranium		**—**	**—**	**—**	**12.0**	**0.29**	**8**	**12.0**	**0.29**	**8**

* *Represents Harmony's equity portion of 50%*

Note: Rounding of numbers may result in slight computational discrepancies

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

17

HARMONY

EXPLORATION Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short- to medium-term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and mitigate the risk of a depleting ore reserve base. Key work streams underpinning the FY26 exploration programme include: • Greenfield target generation on the regional tenement package encompassing the Eva Copper Project. • Drilling at the Eva Copper Project to continue to expand the resource base. • Brownfield exploration at Hidden Valley, Kerimenge and Kalgold to optimise existing open-pit operations and extend mine life. Kerimenge deposit infill drilling to inform a prefeasibility study. • Deep drilling program at CSA mine targeting depth extension of the main ore bodies. • Brownfield exploration at our underground operations in South Africa. • Reviewing exploration opportunities as part of our new business strategy. A detailed report of the Exploration Results will be provided as part of the suite of annual reports to be published on 23 October 2026. LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON Harmony’s South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development Act of 2002 (Act No. 28 of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person. ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA Postal: Private Bag X540, Silverton, 0127, Gauteng Province, South Africa Telephone: +27 12 748 6500 http://www.sacnasp.org.za/ SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY Postal: PostNet Suite #212, Private Bag X31, Saxonworld, 2132 Physical: Rosebank Towers (7th Floor), 19 Biermann Avenue, Rosebank, 2196, Gauteng Province, South Africa Telephone: +27 11 538 0231 http://www.saimm.co.za GSSA – GEOLOGICAL SOCIETY OF SOUTH AFRICA Physical: CSIR Minigtex, Carlow and Rustenburg Roads, Auckland Park, 2092, Gauteng Province, South Africa Telephone: +27 10 143 2096 http://www.gssa.org.za AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY Postal: PO Box 660, Carlton South, Victoria, 3053, Australia Telephone: +61 3 9658 6100 Facsimile: +61 3 9662 3662 http://www.ausimm.com.au SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 18

Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2026 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations. The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons: Mineral Resources and Mineral Reserves of South Africa: Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 28 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA). Theo van Dyk Physical address: Postal address: Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa PO Box 2 Randfontein 1760 South Africa COMPETENT PERSON'S DECLARATION Mineral Resources and Mineral Reserves of Papua New Guinea and Australia: Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 38 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia. Greg Job Physical address: Postal address: Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia PO Box 1562 Milton, Queensland 4064 Australia Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 19

NOTICE OF FINAL GROSS CASH DIVIDEND Our dividend declaration for the 12 months ended 30 June 2026 is as follows: Declaration of final gross cash ordinary dividend no. 99 The board of directors of the Company (Board) has approved, and notice is hereby given, that a final gross cash dividend of 750 SA cents (46.86651 US cents*) per ordinary share in respect of the 12 months ended 30 June 2026, has been declared payable to the registered shareholders of Harmony on Monday, 12 October 2026. In accordance with paragraph 7.23(a) – (k) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 750.00000 SA cents (46.86651 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 600.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 636 798 966 ordinary shares in issue (which includes 11 821 538 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 99 of 750.00000 SA cents (46.86651 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2026, has been declared payable on Monday, 12 October 2026 to those shareholders recorded in the share register of the company at the close of business on Friday, 9 October 2026. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 2 October 2026. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 600.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 6 October 2026 Ordinary shares trade ex-dividend Wednesday, 7 October 2026 Record date Friday, 9 October 2026 Payment date Monday, 12 October 2026 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 7 October 2026 and Friday, 9 October 2026 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R16.00/US$1* the dividend payable on an ADR is equivalent to 46.86651 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R16.00/US$1 at 21 August 2026. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 20

OPERATING RESULTS: GOLD ASSETS – YEAR ON YEAR (RAND/METRIC)

			SOUTH AFRICA											
			UNDERGROUND PRODUCTION											
		Year ended	Moab Khotsong	Mponeng	High-grade operations	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Optimised operations	TOTAL UNDER-GROUND
Ore milled	t'000	**Jun-26**	**748**	**896**	**1 644**	**776**	**444**	**856**	**376**	**406**	**520**	**415**	**3 793**	**5 437**
		Jun-25	753	920	1 673	673	448	742	374	391	544	424	3 596	5 269
Yield	g/tonne	**Jun-26**	**6.93**	**10.67**	**8.97**	**5.13**	**5.72**	**3.33**	**3.72**	**3.47**	**6.15**	**3.76**	**4.47**	**5.83**
		Jun-25	8.21	11.27	9.89	4.31	6.11	3.67	4.37	3.55	6.67	3.49	4.58	6.27
Gold produced	kg	**Jun-26**	**5 182**	**9 561**	**14 743**	**3 977**	**2 541**	**2 851**	**1 399**	**1 409**	**3 198**	**1 562**	**16 937**	**31 680**
		Jun-25	6 184	10 370	16 554	2 900	2 739	2 720	1 634	1 387	3 629	1 478	16 487	33 041
Gold sold	kg	**Jun-26**	**5 211**	**9 503**	**14 714**	**3 986**	**2 533**	**2 815**	**1 398**	**1 392**	**3 159**	**1 563**	**16 846**	**31 560**
		Jun-25	6 178	10 454	16 632	2 905	2 737	2 730	1 639	1 415	3 658	1 483	16 567	33 199
Gold price received	R/kg	**Jun-26**	**2 067 692**	**2 059 459**	**2 062 375**	**2 093 050**	**2 049 445**	**2 072 397**	**2 054 844**	**2 058 047**	**2 046 390**	**2 067 183**	**2 065 829**	**2 064 219**
		Jun-25	1 530 503	1 538 051	1 535 247	1 530 731	1 546 491	1 523 087	1 515 661	1 527 507	1 529 149	1 513 550	1 528 422	1 531 841
Gold revenue[1]	R'000	**Jun-26**	**10 774 741**	**19 571 041**	**30 345 782**	**8 342 897**	**5 191 243**	**5 833 797**	**2 872 672**	**2 864 801**	**6 464 546**	**3 231 007**	**34 800 963**	**65 146 745**
		Jun-25	9 455 445	16 078 784	25 534 229	4 446 774	4 232 745	4 158 028	2 484 169	2 161 423	5 593 628	2 244 595	25 321 362	50 855 591
Cash operating cost (net of by-product credits)[2]	R'000	**Jun-26**	**6 189 781**	**7 981 478**	**14 171 259**	**3 829 952**	**3 324 567**	**3 475 559**	**2 106 891**	**2 719 388**	**4 502 558**	**2 304 665**	**22 263 580**	**36 434 839**
		Jun-25	5 237 617	7 003 395	12 241 012	3 108 003	2 941 075	3 164 896	1 867 016	2 509 920	3 960 426	1 966 287	19 517 623	31 758 635
Inventory movement	R'000	**Jun-26**	**(83 388)**	**(131 909)**	**(215 297)**	**(55 046)**	**15 381**	**(51 910)**	**(1 190)**	**(30 547)**	**(38 818)**	**(16 895)**	**(179 025)**	**(394 322)**
		Jun-25	(2 559)	42 378	39 819	(10 708)	(21 972)	80 348	(2 407)	25 750	39 474	6 941	117 426	157 245
Production cost (net of by-product credits)[2]	R'000	**Jun-26**	**6 106 393**	**7 849 569**	**13 955 962**	**3 774 906**	**3 339 948**	**3 423 649**	**2 105 701**	**2 688 841**	**4 463 740**	**2 287 770**	**22 084 555**	**36 040 517**
		Jun-25	5 235 058	7 045 773	12 280 831	3 097 295	2 919 103	3 245 244	1 864 609	2 535 670	3 999 900	1 973 228	19 635 049	31 915 880
Production profit/(loss)[2]	R'000	**Jun-26**	**4 668 348**	**11 721 472**	**16 389 820**	**4 567 991**	**1 851 295**	**2 410 148**	**766 971**	**175 960**	**2 000 806**	**943 237**	**12 716 408**	**29 106 228**
		Jun-25	4 220 387	9 033 011	13 253 398	1 349 479	1 313 642	912 784	619 560	(374 247)	1 593 728	271 367	5 686 313	18 939 711
Sustaining capital expenditure	R'000	**Jun-26**	**480 945**	**927 737**	**1 408 682**	**674 698**	**465 275**	**639 300**	**329 519**	**402 269**	**371 448**	**89 017**	**2 971 526**	**4 380 208**
		Jun-25	461 137	1 119 005	1 580 142	585 895	429 393	609 217	269 957	490 721	460 711	110 941	2 956 835	4 536 977
Major capital expenditure (incl. renewables)	R'000	**Jun-26**	**1 898 558**	**1 218 130**	**3 116 688**	**163 570**	**145 180**	**451 961**	**—**	**1**	**—**	**—**	**760 712**	**3 877 400**
		Jun-25	1 966 126	924 306	2 890 432	109 182	140 558	304 947	1	2	—	—	554 690	3 445 122
Capital expenditure	R'000	**Jun-26**	**2 379 503**	**2 145 867**	**4 525 370**	**838 268**	**610 455**	**1 091 261**	**329 519**	**402 270**	**371 448**	**89 017**	**3 732 238**	**8 257 608**
		Jun-25	2 427 263	2 043 311	4 470 574	695 077	569 951	914 164	269 958	490 723	460 711	110 941	3 511 525	7 982 099
Cash operating costs[2]	R/kg	**Jun-26**	**1 194 477**	**834 795**	**961 219**	**963 025**	**1 308 370**	**1 219 067**	**1 505 998**	**1 930 013**	**1 407 929**	**1 475 458**	**1 314 494**	**1 150 090**
		Jun-25	846 963	675 351	739 459	1 071 725	1 073 777	1 163 565	1 142 605	1 809 603	1 091 327	1 330 370	1 183 819	961 189
Cash operating costs[2]	R/tonne	**Jun-26**	**8 275**	**8 908**	**8 620**	**4 936**	**7 488**	**4 060**	**5 603**	**6 698**	**8 659**	**5 553**	**5 870**	**6 701**
		Jun-25	6 956	7 612	7 317	4 618	6 565	4 265	4 992	6 419	7 280	4 637	5 428	6 027
Cash operating cost and Capital[2]	R/kg	**Jun-26**	**1 653 663**	**1 059 235**	**1 268 170**	**1 173 804**	**1 548 612**	**1 601 831**	**1 741 537**	**2 215 513**	**1 524 079**	**1 532 447**	**1 534 854**	**1 410 746**
		Jun-25	1 239 470	872 392	1 009 520	1 311 407	1 281 864	1 499 654	1 307 818	2 163 405	1 218 280	1 405 432	1 396 806	1 202 770
All-in sustaining cost[2]	R/kg	**Jun-26**	**1 302 718**	**957 526**	**1 079 777**	**1 143 151**	**1 563 665**	**1 482 134**	**1 791 547**	**2 268 356**	**1 576 000**	**1 530 548**	**1 526 923**	**1 318 453**
		Jun-25	951 955	804 307	859 151	1 300 791	1 258 086	1 440 593	1 343 321	2 202 435	1 254 661	1 448 902	1 401 063	1 129 577
Adjusted free cash flow margin[2,3]	%	**Jun-26**	**20%**	**48%**	**38%**	**44%**	**24%**	**22%**	**15%**	**(9)%**	**25%**	**26%**	**25%**	**31%**
		Jun-25	19%	44%	35%	14%	17%	2%	14%	(39)%	21%	7%	9%	22%

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

21

HARMONY

OPERATING RESULTS: GOLD ASSETS – YEAR ON YEAR (RAND/METRIC) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Year ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY GOLD ASSETS
Ore milled	t'000	**Jun-26**	**24 986**	**5 293**	**3 729**	**3 700**	**3 072**	**1 467**	**42 247**	**47 684**	**3 720**	**51 404**
		Jun-25	23 054	5 857	3 912	3 669	3 885	1 464	41 841	47 110	3 787	50 897
Yield	g/tonne	**Jun-26**	**0.107**	**0.147**	**0.181**	**0.153**	**0.349**	**0.76**	**0.16**	**0.81**	**1.59**	**0.86**
		Jun-25	0.130	0.163	0.165	0.155	0.380	0.84	0.19	0.87	1.35	0.90
Gold produced	kg	**Jun-26**	**2 680**	**780**	**674**	**566**	**1 071**	**1 109**	**6 880**	**38 560**	**5 904**	**44 464**
		Jun-25	2 996	954	646	568	1 475	1 236	7 875	40 916	5 107	46 023
Gold sold	kg	**Jun-26**	**2 670**	**780**	**668**	**561**	**1 075**	**1 144**	**6 898**	**38 458**	**5 960**	**44 418**
		Jun-25	3 057	960	655	560	1 458	1 206	7 896	41 095	5 098	46 193
Gold price received	R/kg	**Jun-26**	**2 062 407**	**2 282 378**	**2 066 448**	**2 062 868**	**2 064 738**	**2 049 684**	**2 085 962**	**2 068 119**	**2 079 976**	**2 069 710**
		Jun-25	1 430 061	1 635 717	1 547 217	1 538 107	1 514 674	1 527 460	1 502 946	1 526 289	1 554 096	1 529 358
Gold revenue[1]	R'000	**Jun-26**	**5 506 626**	**1 780 255**	**1 380 387**	**1 157 269**	**2 219 593**	**2 344 839**	**14 388 969**	**79 535 714**	**12 396 655**	**91 932 369**
		Jun-25	4 458 092	1 570 288	1 013 427	861 340	2 208 394	1 842 117	11 953 658	62 809 249	7 922 780	70 732 029
Cash operating cost (net of by-product credits)[2]	R'000	**Jun-26**	**2 459 348**	**639 342**	**360 776**	**388 575**	**1 287 389**	**1 258 885**	**6 394 315**	**42 829 154**	**1 263 744**	**44 092 898**
		Jun-25	2 205 381	570 524	362 265	390 731	1 430 527	1 197 744	6 157 172	37 915 807	2 343 746	40 259 553
Inventory movement	R'000	**Jun-26**	**(25 425)**	**(3 932)**	**(3 009)**	**(3 275)**	**2 417**	**26 266**	**(6 958)**	**(401 280)**	**56 399**	**(344 881)**
		Jun-25	15 890	1 101	6 089	(5 771)	4 616	(32 878)	(10 953)	146 292	112 064	258 356
Production cost (net of by-product credits)[2]	R'000	**Jun-26**	**2 433 923**	**635 410**	**357 767**	**385 300**	**1 289 806**	**1 285 151**	**6 387 357**	**42 427 874**	**1 320 143**	**43 748 017**
		Jun-25	2 221 271	571 625	368 354	384 960	1 435 143	1 164 866	6 146 219	38 062 099	2 455 810	40 517 909
Production profit/(loss)[2]	R'000	**Jun-26**	**3 072 703**	**1 144 845**	**1 022 620**	**771 969**	**929 787**	**1 059 688**	**8 001 612**	**37 107 840**	**11 076 512**	**48 184 352**
		Jun-25	2 236 821	998 663	645 073	476 380	773 251	677 251	5 807 439	24 747 150	5 466 970	30 214 120
Sustaining capital expenditure	R'000	**Jun-26**	**118 135**	**89 316**	**13 303**	**134 018**	**53 728**	**397 412**	**805 912**	**5 186 120**	**2 090 490**	**7 276 610**
		Jun-25	85 809	115 708	19 873	48 194	352	150 135	420 071	4 957 048	1 335 519	6 292 567
Major capital expenditure (incl. renewables)	R'000	**Jun-26**	**556 152**	**—**	**60 958**	**6 543**	**—**	**—**	**623 653**	**4 501 053**	**340 055**	**4 841 108**
		Jun-25	975 180	—	—	—	—	—	975 180	4 420 302	284 955	4 705 257
Capital expenditure	R'000	**Jun-26**	**674 287**	**89 316**	**74 261**	**140 561**	**53 728**	**397 412**	**1 429 565**	**9 687 173**	**2 430 545**	**12 117 718**
		Jun-25	1 060 989	115 708	19 873	48 194	352	150 135	1 395 251	9 377 350	1 620 474	10 997 824
Cash operating costs[2]	R/kg	**Jun-26**	**917 667**	**819 669**	**535 276**	**686 528**	**1 202 044**	**1 135 153**	**929 406**	**1 110 715**	**214 049**	**991 654**
		Jun-25	736 108	598 034	560 782	687 907	969 849	969 049	781 863	926 674	458 928	874 770
Cash operating costs[2]	R/tonne	**Jun-26**	**98**	**121**	**97**	**105**	**419**	**858**	**151**	**898**	**340**	**858**
		Jun-25	96	97	93	106	368	818	147	805	619	791
Cash operating cost and Capital[2]	R/kg	**Jun-26**	**1 169 267**	**934 177**	**645 455**	**934 869**	**1 252 210**	**1 493 505**	**1 137 192**	**1 361 938**	**625 726**	**1 264 183**
		Jun-25	1 090 244	719 321	591 545	772 755	970 087	1 090 517	959 038	1 155 860	776 233	1 113 734
All-in sustaining cost[2]	R/kg	**Jun-26**	**998 921**	**930 533**	**578 135**	**925 701**	**1 249 799**	**1 534 775**	**1 072 451**	**1 274 329**	**658 503**	**1 191 698**
		Jun-25	794 566	721 679	594 696	773 489	984 564	1 120 104	852 434	1 076 136	868 228	1 053 189
Adjusted free cash flow margin[2,3]	%	**Jun-26**	**43%**	**59%**	**68%**	**54%**	**40%**	**30%**	**46%**	**34%**	**68%**	**39%**
		Jun-25	25%	56%	62%	49%	35%	26%	36%	25%	48%	27%

1 *Includes a non-cash consideration to Franco-Nevada (FY26:R0m, FY25:R86.397m) under Mine Waste Solutions, excluded from the gold price calculation and includes realised gains or losses of the hedge-accounted gold derivatives.*

2 *Figures for the year ended June 2025 restated - Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

3 *Excludes run of mine costs for Kalgold (Jun-26 : R23.125m, Jun-25 : -R15.523m) and Hidden Valley (Jun-26 : -R299.739m, Jun-25 : -R192.877m).*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

22

HARMONY

NON-GAAP MEASURES (RAND/METRIC)

The information presented in this report contains non-GAAP measures. The Company presents the following non-GAAP measures: All-in sustaining cost, all-in sustaining costs per kilogram, all-in cost, cash operating costs, convenience translations, adjusted free cash flows and adjusted free cash flow margin. These non-GAAP measures are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been prepared for illustrative purposes only and are the responsibility of the Board. Because of their nature, they may not fairly present Harmony's financial position, changes in equity, results of operations or cash flows. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS Accounting Standards. Ernst & Young Inc. have issued an assurance report on the compilation thereof, which is included on page 31 of this document.

Rounding differences may occur in the below reconciliations provided.

The calculations of these non-GAAP measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that the cost measures are useful indicators to investors and management as they provide an indication of profitability and efficiency of the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the group and at other gold mining companies. The costs metrics are also a measure of a operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold.

The adjusted free cash flow and adjusted free cash flow margin non-GAAP measures indicates the net cash generation or utilisation after capital expenditure, and how much cash is available for distribution or other investing activities. Harmony believes adjusted free cash flow and adjusted free cash flow margin is useful to investors in understanding how existing cash from operations is utilised as a source for sustaining our current capital plan and future development growth. Adjusted free cash flow is not a measure of cash available for discretionary expenditures, since Harmony has certain non-discretionary obligations such as the principal portion of debt obligations that are not deducted from this measure. Adjusted free cash flow margin is determined as adjusted free cash flow as a percentage of revenue.

The starting point for all non-GAAP measures has been extracted, without adjustment, from the condensed consolidated financial statements for the year ended 30 June 2026. Unless indicated otherwise, figures have been extracted, without adjustment, from the condensed consolidated financial statements or underlying information used as part of its preparation.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in million	**30 June 2026 (Unaudited)**	**30 June 2025 (Unaudited) Restated[1]**
Cost of sales[1]	**54 656**	49 766
Amortisation and depreciation[1]	**(7 336)**	(4 979)
Rehabilitation expenditure	**(98)**	(142)
Care and maintenance costs of restructured shafts	**(328)**	(380)
Employment termination and restructuring costs	**(105)**	(200)
Share-based payments	**(601)**	(573)
Reversal of impairment of assets	**2 779**	—
Toll treatment costs	**(533)**	(368)
By-products credits (uranium and silver)	**(2 723)**	(2 631)
Stripping activities	**1 171**	730
Local economic development expenditure	**150**	139
Corporate, administration and other expenditure costs[1]	**1 385**	1 191
Copper-related cash costs[2]	**(1 978)**	—
Capital expenditure (ongoing capital development)	**2 938**	2 741
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**3 167**	2 821
Other[1]	**390**	534
Total all-in sustaining costs[1]	**52 934**	48 649
Per kilogram calculation:		
Kilograms sold	**44 418**	46 193
Total all-in sustaining costs per kilogram[1]	**1 191 698**	1 053 189

[1] *Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

[2] *Copper costs related to production at the CSA Mine are excluded as all-in sustaining costs is a gold mining metric.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

23

HARMONY

NON-GAAP MEASURES (RAND/METRIC) continued

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

Figures in million	Year ended 30 June 2026 (Unaudited)	30 June 2025 (Unaudited) Restated[1]
Total all-in sustaining costs[1]	**52 934**	48 649
Social expenditure (non-sustaining)	**60**	52
Exploration (non-sustaining)	**370**	216
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**4 827**	4 705
Other (non-sustaining)	**186**	—
Total all-in costs[1]	**58 377**	53 622
Per kilogram calculation:		
Kilograms sold	**44 418**	46 193
Total all-in costs per kilogram[1]	**1 314 254**	1 160 853

[1] *Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

Figures in million	Year ended 30 June 2026 (Unaudited)	30 June 2025 (Unaudited) Restated[1]
Cost of sales[1]	**54 656**	49 766
Amortisation and depreciation[1]	**(7 336)**	(4 979)
Rehabilitation expenditure	**(98)**	(142)
Care and maintenance costs of restructured shafts	**(328)**	(380)
Employment termination and restructuring costs	**(105)**	(200)
Share-based payments	**(601)**	(573)
Reversal of impairment of assets	**2 779**	—
By-products credits	**(2 723)**	(2 631)
Copper-related cash costs[2]	**(1 978)**	—
Gold and uranium inventory movement	**345**	(258)
Other	**(519)**	(343)
Total cash operating costs[1]	**44 092**	40 260
Per kilogram calculation:		
Kilogram produced	**44 464**	46 023
Total cash operating costs per kilogram[1]	**991 654**	874 770

[1] *Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*
[2] *Copper costs related to production at the CSA Mine are excluded as all-in sustaining costs is a gold mining metric.*

The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated from operating activities:

Figures in million	Year ended 30 June 2026 (Unaudited)	30 June 2025 (Unaudited)
Cash generated from operating activities	**33 614**	22 647
Additions to property, plant and equipment	**(17 845)**	(11 855)
Acquisition-related costs	**1 379**	—
Post retirement obligation settlement	**—**	350
Total adjusted free cash flows	**17 148**	11 142

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
24
HARMONY

OPERATING RESULTS: GOLD ASSETS – YEAR ON YEAR (US$/IMPERIAL)

			SOUTH AFRICA											
			UNDERGROUND PRODUCTION											
		Year ended	Moab Khotsong	Mponeng	High-grade operations	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Optimised operations	TOTAL UNDER-GROUND
Ore milled	t'000	Jun-26	825	987	1 812	856	489	945	415	447	573	458	4 183	5 995
		Jun-25	830	1 015	1 845	743	494	818	412	432	599	468	3 966	5 811
Yield	oz/ton	Jun-26	0.202	0.311	0.262	0.149	0.167	0.097	0.108	0.101	0.179	0.110	0.130	0.170
		Jun-25	0.240	0.328	0.288	0.125	0.178	0.107	0.128	0.103	0.195	0.102	0.134	0.183
Gold produced	oz	Jun-26	166 605	307 392	473 997	127 864	81 694	91 662	44 979	45 301	102 818	50 219	544 537	1 018 534
		Jun-25	198 820	333 402	532 222	93 237	88 061	87 450	52 534	44 593	116 675	47 519	530 069	1 062 291
Gold sold	oz	Jun-26	167 537	305 528	473 065	128 153	81 437	90 505	44 948	44 755	101 563	50 251	541 612	1 014 677
		Jun-25	198 627	336 104	534 731	93 397	87 997	87 772	52 695	45 492	117 607	47 679	532 639	1 067 370
Gold price received	$/oz	Jun-26	3 808	3 793	3 798	3 854	3 774	3 816	3 784	3 790	3 769	3 807	3 804	3 801
		Jun-25	2 622	2 635	2 630	2 623	2 650	2 609	2 597	2 617	2 620	2 593	2 619	2 624
Gold revenue[1]	$'000	Jun-26	637 940	1 158 742	1 796 682	493 958	307 358	345 402	170 082	169 616	382 746	191 298	2 060 460	3 857 142
		Jun-25	520 838	885 674	1 406 512	244 943	233 154	229 038	136 836	119 058	308 116	123 640	1 394 785	2 801 297
Cash operating cost (net of by-product credits)[2]	$'000	Jun-26	366 478	472 559	839 037	226 760	196 838	205 777	124 743	161 007	266 583	136 452	1 318 160	2 157 197
		Jun-25	288 506	385 771	674 277	171 200	162 005	174 333	102 842	138 255	218 154	108 310	1 075 099	1 749 376
Inventory movement	$'000	Jun-26	(4 937)	(7 810)	(12 747)	(3 259)	911	(3 073)	(70)	(1 809)	(2 298)	(1 000)	(10 598)	(23 345)
		Jun-25	(141)	2 334	2 193	(590)	(1 210)	4 426	(133)	1 418	2 174	382	6 467	8 660
Production cost (net of by-product credits)[2]	$'000	Jun-26	361 541	464 749	826 290	223 501	197 749	202 704	124 673	159 198	264 285	135 452	1 307 562	2 133 852
		Jun-25	288 365	388 105	676 470	170 610	160 795	178 759	102 709	139 673	220 328	108 692	1 081 566	1 758 036
Production profit/(loss)[2]	$'000	Jun-26	276 399	693 993	970 392	270 457	109 609	142 698	45 409	10 418	118 461	55 846	752 898	1 723 290
		Jun-25	232 473	497 569	730 042	74 333	72 359	50 279	34 127	(20 615)	87 788	14 948	313 219	1 043 261
Sustaining capital expenditure	$'000	Jun-26	28 476	54 928	83 404	39 946	27 547	37 851	19 509	23 818	21 992	5 271	175 934	259 338
		Jun-25	25 400	61 639	87 039	32 273	23 654	33 557	14 869	27 031	25 377	6 111	162 872	249 911
Major capital expenditure (incl. renewables)	$'000	Jun-26	112 408	72 122	184 530	9 684	8 596	26 759	—	—	—	—	45 039	229 569
		Jun-25	108 301	50 914	159 215	6 014	7 742	16 798	—	—	—	—	30 554	189 769
Capital expenditure	$'000	Jun-26	140 884	127 050	267 934	49 630	36 143	64 610	19 509	23 818	21 992	5 271	220 973	488 907
		Jun-25	133 701	112 553	246 254	38 287	31 396	50 355	14 869	27 031	25 377	6 111	193 426	439 680
Cash operating costs[2]	$/oz	Jun-26	2 200	1 537	1 770	1 773	2 409	2 245	2 773	3 554	2 593	2 717	2 421	2 118
		Jun-25	1 451	1 157	1 267	1 836	1 840	1 994	1 958	3 100	1 870	2 279	2 028	1 647
Cash operating costs[2]	$/t	Jun-26	444	479	463	265	403	218	301	360	465	298	315	360
		Jun-25	348	380	365	230	328	213	250	320	364	231	271	301
Cash operating cost and Capital[2]	$/oz	Jun-26	3 045	1 951	2 335	2 162	2 852	2 950	3 207	4 080	2 807	2 822	2 826	2 598
		Jun-25	2 124	1 495	1 730	2 247	2 196	2 569	2 241	3 707	2 087	2 408	2 393	2 061
All-in sustaining cost[2]	$/oz	Jun-26	2 399	1 763	1 988	2 105	2 880	2 729	3 299	4 177	2 902	2 819	2 812	2 428
		Jun-25	1 631	1 378	1 472	2 229	2 155	2 468	2 301	3 773	2 150	2 482	2 400	1 935
Adjusted free cash flow margin[2,3]	%	Jun-26	20%	48%	34%	44%	24%	22%	15%	(9)%	25%	26%	38%	31%
		Jun-25	19%	44%	25%	14%	17%	2%	14%	(39)%	21%	7%	27%	22%

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

25

HARMONY

OPERATING RESULTS: GOLD ASSETS – YEAR ON YEAR (US$/IMPERIAL) continued

		Year ended	SOUTH AFRICA									
			SURFACE PRODUCTION									
			Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY GOLD ASSETS
Ore milled	t'000	Jun-26	**27 552**	**5 836**	**4 112**	**4 079**	**3 387**	**1 618**	**46 584**	**52 579**	**4 102**	**56 681**
		Jun-25	25 423	6 459	4 313	4 046	4 285	1 614	46 140	51 951	4 177	56 128
Yield	oz/ton	Jun-26	**0.003**	**0.004**	**0.005**	**0.004**	**0.010**	**0.022**	**0.005**	**0.024**	**0.046**	**0.025**
		Jun-25	0.004	0.005	0.005	0.005	0.011	0.025	0.005	0.025	0.039	0.026
Gold produced	oz	Jun-26	**86 164**	**25 078**	**21 670**	**18 198**	**34 434**	**35 655**	**221 199**	**1 239 733**	**189 818**	**1 429 551**
		Jun-25	96 323	30 673	20 770	18 261	47 422	39 738	253 187	1 315 478	164 193	1 479 671
Gold sold	oz	Jun-26	**85 843**	**25 078**	**21 476**	**18 036**	**34 561**	**36 781**	**221 775**	**1 236 452**	**191 619**	**1 428 071**
		Jun-25	98 284	30 865	21 059	18 004	46 875	38 774	253 861	1 321 231	163 905	1 485 136
Gold price received	$/oz	Jun-26	**3 798**	**4 203**	**3 806**	**3 799**	**3 802**	**3 775**	**3 841**	**3 809**	**3 830**	**3 811**
		Jun-25	2 450	2 802	2 651	2 635	2 595	2 617	2 575	2 615	2 663	2 620
Gold revenue[1]	$'000	Jun-26	**326 031**	**105 404**	**81 729**	**68 518**	**131 415**	**138 831**	**851 928**	**4 709 070**	**733 969**	**5 443 039**
		Jun-25	245 567	86 497	55 823	47 446	121 646	101 470	658 449	3 459 746	436 413	3 896 159
Cash operating cost (net of by-product credits)2	$'000	Jun-26	**145 611**	**37 854**	**21 361**	**23 006**	**76 222**	**74 535**	**378 589**	**2 535 786**	**74 822**	**2 610 608**
		Jun-25	121 480	31 426	19 955	21 523	78 799	65 975	339 158	2 088 534	129 102	2 217 636
Inventory movement	$'000	Jun-26	**(1 505)**	**(233)**	**(178)**	**(194)**	**143**	**1 555**	**(412)**	**(23 757)**	**3 339**	**(20 418)**
		Jun-25	875	61	335	(318)	254	(1 811)	(604)	8 056	6 173	14 229
Production cost (net of by-product credits)[2]	$'000	Jun-26	**144 106**	**37 621**	**21 183**	**22 812**	**76 365**	**76 090**	**378 177**	**2 512 029**	**78 161**	**2 590 190**
		Jun-25	122 355	31 487	20 290	21 205	79 053	64 164	338 554	2 096 590	135 275	2 231 865
Production profit/(loss)[2]	$'000	Jun-26	**181 925**	**67 783**	**60 546**	**45 706**	**55 050**	**62 741**	**473 751**	**2 197 041**	**655 808**	**2 852 849**
		Jun-25	123 212	55 010	35 533	26 241	42 593	37 306	319 895	1 363 156	301 138	1 664 294
Sustaining capital expenditure	$'000	Jun-26	**6 994**	**5 288**	**788**	**7 935**	**3 181**	**23 530**	**47 716**	**307 054**	**123 772**	**430 826**
		Jun-25	4 726	6 374	1 095	2 655	19	8 271	23 140	273 051	73 565	346 616
Major capital expenditure (incl. renewables)	$'000	Jun-26	**32 928**	**—**	**3 609**	**387**	**—**	**—**	**36 924**	**266 493**	**20 134**	**286 627**
		Jun-25	53 716	—	—	—	—	—	53 716	243 485	15 696	259 181
Capital expenditure	$'000	Jun-26	**39 922**	**5 288**	**4 397**	**8 322**	**3 181**	**23 530**	**84 640**	**573 547**	**143 906**	**717 453**
		Jun-25	58 442	6 374	1 095	2 655	19	8 271	76 856	516 536	89 261	605 797
Cash operating costs[2]	$/oz	Jun-26	**1 690**	**1 509**	**986**	**1 264**	**2 214**	**2 090**	**1 712**	**2 045**	**394**	**1 826**
		Jun-25	1 261	1 025	961	1 179	1 662	1 660	1 340	1 588	786	1 499
Cash operating costs[2]	$/t	Jun-26	**5**	**6**	**5**	**6**	**23**	**46**	**8**	**48**	**18**	**46**
		Jun-25	5	5	5	5	18	41	7	40	31	40
Cash operating cost and Capital[2]	$/oz	Jun-26	**2 153**	**1 720**	**1 189**	**1 722**	**2 306**	**2 750**	**2 094**	**2 508**	**1 152**	**2 328**
		Jun-25	1 868	1 232	1 013	1 324	1 662	1 868	1 643	1 980	1 330	1 908
All-in sustaining cost[2]	$/oz	Jun-26	**1 840**	**1 714**	**1 065**	**1 705**	**2 302**	**2 826**	**1 975**	**2 347**	**1 208**	**2 195**
		Jun-25	1 361	1 236	1 019	1 325	1 687	1 919	1 460	1 844	1 486	1 804
Adjusted free cash flow margin[2,3]	%	Jun-26	**43%**	**59%**	**68%**	**54%**	**40%**	**30%**	**46%**	**34%**	**68%**	**39%**
		Jun-25	25%	56%	62%	49%	35%	26%	36%	25%	48%	27%

[1] Includes a non-cash consideration to Franco-Nevada (FY26:US$0m, FY25:US$4.759m), under Mine Waste Solutions excluded from the gold price calculation and includes realised gains or losses of the hedge-accounted gold derivatives.

[2] Figures for the year ended June 2025 restated - Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.

[3] Excludes run of mine costs for Kalgold (Jun-26 : US$1.369m, Jun-25 : -US$0.855m) and Hidden Valley (Jun-26 : -US$17.747m, Jun-25 : -US$10.624m).

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

26

HARMONY

OPERATING RESULTS: COPPER ASSETS – 8 MONTHS' PRODUCTION POST ACQUISITION

		Year ended	AUSTRALIA Rand/Metric CSA Mine
Ore milled	t'000	Jun-26	485
Yield	%	Jun-26	3.75
Copper produced	t	Jun-26	18 207
Copper sold	t	Jun-26	16 719
Copper price received	US$/t	Jun-26	12 399
Copper revenue[1]	R'000	Jun-26	3 501 223
Cash operating cost (net of by-product credits)	R'000	Jun-26	1 671 140
Inventory movement	R'000	Jun-26	(46 258)
Production cost (net of by-product credits)	R'000	Jun-26	1 624 882
Production profit	R'000	Jun-26	1 876 341
Sustaining capital expenditure	R'000	Jun-26	1 048 856
Major capital expenditure	R'000	Jun-26	—
Capital expenditure	R'000	Jun-26	1 048 856
Cash operating costs	US$/t	Jun-26	5 434
Cash operating costs	R/tonne	Jun-26	3 446
Cash operating cost and Capital	US$/t	Jun-26	8 845
C1 cost	US$/t	Jun-26	5 450
Adjusted free cash flow margin	%	Jun-26	22%

		Year ended	AUSTRALIA US$/Imperial CSA Mine
Ore milled	t'000	Jun-26	535
Yield	%	Jun-26	3.75
Copper produced	lb'000	Jun-26	40 140
Copper sold	lb'000	Jun-26	36 859
Copper price received	US$/lb	Jun-26	5.62
Copper revenue[1]	US$'000	Jun-26	207 297
Cash operating cost (net of by-product credits)	US$'000	Jun-26	98 944
Inventory movement	US$'000	Jun-26	(2 739)
Production cost (net of by-product credits)	US$'000	Jun-26	96 205
Production profit	US$'000	Jun-26	111 092
Sustaining capital expenditure	US$'000	Jun-26	62 100
Major capital expenditure	US$'000	Jun-26	—
Capital expenditure	US$'000	Jun-26	62 100
Cash operating costs	US$/lb	Jun-26	2.46
Cash operating costs	US$/tonne	Jun-26	185
Cash operating cost and Capital	US$/lb	Jun-26	4.01
C1 cost	US$/lb	Jun-26	2.47
Adjusted free cash flow margin	%	Jun-26	22%

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
27
HARMONY

NON-GAAP MEASURES (US$/IMPERIAL)

For details of the financial information provided in US$, please refer to pages 70 to 74.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

Figures in millions	Year ended 30 June 2026 (Unaudited)	30 June 2025 (Unaudited) Restated[1]
Cost of sales[1]	**3 236**	2 742
Amortisation and depreciation[1]	**(434)**	(274)
Rehabilitation expenditure	**(6)**	(8)
Care and maintenance costs of restructured shafts	**(19)**	(21)
Employment termination and restructuring costs	**(6)**	(11)
Share-based payments	**(36)**	(32)
Reversal of impairment of assets	**165**	—
Toll treatment costs	**(32)**	(20)
By-products credits (uranium and silver)	**(161)**	(145)
Stripping activities	**69**	40
Local economic development expenditure	**9**	8
Corporate, administration and other expenditure costs[1]	**82**	66
Copper-related cash costs[2]	**(117)**	—
Capital expenditure ((Ongoing Capital Development))	**174**	151
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**188**	155
Other[1]	**23**	30
Total all-in sustaining costs[1]	**3 135**	2 681
Per ounce calculation:		
Ounces sold	**1 428 071**	1 485 136
Total all-in sustaining costs per ounce[1]	**2 195**	1 804

[1] *Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*
[2] *Copper costs related to production at the CSA Mine are excluded as all-in sustaining costs is a gold mining metric.*

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

Figures in millions	Year ended 30 June 2026 (Unaudited)	30 June 2025 (Unaudited) Restated[1]
Total all-in sustaining costs[1]	**3 135**	2 681
Social expenditure (non-sustaining)	**4**	3
Exploration (non-sustaining)	**22**	12
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**286**	259
Other (non-sustaining)	**11**	—
Total all-in costs[1]	**3 458**	2 955
Per ounce calculation:		
Ounces sold	**1 428 071**	1 485 136
Total all-in costs per ounce[1]	**2 420**	1 989

[1] *Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

28

NON-GAAP MEASURES (US$/IMPERIAL) continued

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in millions	30 June 2026 (Unaudited)	30 June 2025 (Unaudited) Restated[1]
Cost of sales[1]	**3 236**	2 742
Amortisation and depreciation[1]	**(434)**	(274)
Rehabilitation expenditure	**(6)**	(8)
Care and maintenance costs of restructured shafts	**(19)**	(21)
Employment termination and restructuring costs	**(6)**	(11)
Share-based payments	**(36)**	(32)
Reversal of impairment of assets	**165**	—
By-products credits	**(161)**	(145)
Copper-related cash costs[2]	**(117)**	—
Gold and uranium inventory movement	**20**	(14)
Other	**(31)**	(19)
Total cash operating costs[1]	**2 611**	2 218
Per ounce calculation:		
Ounces produced	**1 429 551**	1 479 671
Total cash operating costs per ounce[1]	**1 826**	1 499

[1] *Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.*

[2] *Copper costs related to production at the CSA Mine are excluded as all-in sustaining costs is a gold mining metric.*

The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated from operating activities:

	Year ended	
Figures in millions	30 June 2026 (Unaudited)	30 June 2025 (Unaudited)
Cash generated from operating activities	**1 990**	1 248
Additions to property, plant and equipment	**(1 057)**	(653)
Acqusition-related costs	**82**	—
Post retirement obligation settlement	**—**	19
Total adjusted free cash flows	**1 015**	614

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

29

HARMONY

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 30 A member firm of Ernst & Young Global Limited EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146 Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com INDEPENDENT AUDITOR’S REVIEW REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026 TO THE SHAREHOLDERS OF HARMONY GOLD MINING COMPANY LIMITED We have reviewed the condensed consolidated financial statements of Harmony Gold Mining Company Limited, contained in the accompanying FY26 Results for the year ended 30 June 2026 on pages 34 to 69, which comprise the condensed consolidated balance sheet as at 30 June 2026, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the year then ended, and a summary of material accounting policy information and selected explanatory notes. Directors’ Responsibility for the Condensed Consolidated Financial Statements The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa, as set out in “1. Accounting Policies” notes to the condensed consolidated financial statements, and for such internal control as the directors determine is necessary to enable the preparation of the condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of the condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2026 are not prepared, in all material respects, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), International Accounting Standard (IAS) 34, Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no.71 of 2008 of South Africa. __________________________________ Ernst & Young Inc. Director – Mike Herbst Registered Auditor Chartered Accountant (SA) 26 August 2026

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 31 A member firm of Ernst & Young Global Limited EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146 Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com Independent Auditor’s Assurance Report on the Compilation of the Pro forma Financial Information included in the FY26 Results for the year ended 30 June 2026 To the Directors of Harmony Gold Mining Company Limited We have completed our assurance engagement to report on the compilation of pro forma financial information of Harmony Gold Mining Company Ltd (“Harmony”) and its subsidiaries (collectively, the “Group”), by the directors. The pro forma financial information, as set out in the FY26 Results for the year ended 30 June 2026 consists of the: • Adjusted free cash flow; • Adjusted free cash flows margin; • Cash operating costs; • Total all-in sustaining costs; • Total all-in costs; and • Convenience translations including the notes thereto (collectively the “Pro forma Financial Information”). The applicable criteria on the basis of which the directors have compiled the Pro forma Financial Information are specified in the JSE Limited Listings Requirements and described in the FY26 Results for the year ended 30 June 2026. The Pro forma Financial Information has been compiled by the directors to illustrate the impact of certain adjustments on the Group’s financial position as at 30 June 2026 and financial performance for the year then ended. As part of this process, information about the Group’s financial position and financial performance has been extracted by the directors from the Group’s condensed consolidated financial statements for the year ended 30 June 2026, on which an auditor’s report was issued on 26 August 2026. Directors’ Responsibility for the Pro forma Financial Information The directors are responsible for compiling the Pro forma Financial Information on the basis of the applicable criteria specified in the JSE Listings Requirements and described and described in the FY26 Results for the year ended 30 June 2026. Our Independence and Quality Management We are required to comply with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies International Standard on Quality Management 1 (ISQM 1) Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 32 A member firm of Ernst & Young Global Limited Engagements which requires the firm to design, implement and operate a system of quality management, including documented policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Independent Auditor’s Responsibility Our responsibility is to express an opinion about whether the Pro forma Financial Information has been compiled, in all material respects, by the directors on the basis specified in the JSE Listings Requirements and described in the FY26 Results for the year ended 30 June 2026, based on our procedures performed. We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro forma Financial Information Included in a Prospectus, which is applicable to an engagement of this nature, issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform our procedures to obtain reasonable assurance about whether the Pro forma Financial Information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements and described in the FY26 Results for the year ended 30 June 2026. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Pro forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Pro forma Financial Information. The purpose of the Pro forma Financial Information included in the document and described in the FY26 Results for the year ended 30 June 2026 is to illustrate how the unadjusted financial information of the entity has been impacted by the pro forma adjustments, as described in the section entitled Non-GAAP Measures (Rand/Metric). Accordingly, we do not provide any assurance that the actual outcome of the convenience translation at the specified date would have been as presented. A reasonable assurance engagement to report on whether the Pro forma Financial Information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the Pro forma Financial Information provides a reasonable basis for presenting the significant effects directly attributable to the adjustments made, and to obtain sufficient appropriate evidence about whether: • The related pro forma adjustments give appropriate effect to those criteria; and • The Pro forma Financial Information reflects the proper application of those adjustments to the unadjusted financial information. Our procedures selected depend on our judgment, having regard to our understanding of the nature of the Group, the adjustment made in respect of which the Pro forma Financial Information has been compiled, and other relevant engagement circumstances. Our engagement also involves evaluating the overall presentation of the Pro forma Financial Information.

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 33 A member firm of Ernst & Young Global Limited We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Opinion In our opinion, the Pro forma Financial Information has been compiled, in all material respects, on the basis of the applicable criteria specified in the JSE Listings Requirements and described within the Non-GAAP Measures (Rand/Metric) on pages 23 and 24, 28 and 29 and the US dollar convenience financial information included in these condensed financial statements on pages 70 to 74 of the FY26 Results for the year ended 30 June 2026. ____________________ Ernst & Young Inc. Director: Mike Herbst Chartered Accountant (SA) Registered Auditor 26 August 2026

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Year ended	
Figures in million	**Notes**	**30 June 2026 (Reviewed)**	**30 June 2025 (Reviewed) Restated[1]**
Revenue	2	**99 238**	73 896
Cost of sales[1]	3	**(54 656)**	(49 766)
Production costs[1]		**(48 435)**	(43 149)
Amortisation and depreciation[1]		**(7 336)**	(4 979)
Reversal of impairment of assets	8	**2 779**	—
Other items		**(1 664)**	(1 638)
Gross profit[1]		**44 582**	24 130
Corporate, administration and other expenditure[1]		**(1 967)**	(1 600)
Exploration expenditure		**(622)**	(915)
Losses on derivatives	10	**(996)**	(59)
Foreign exchange translation gain/(loss)		**699**	(107)
Contingent consideration remeasurement	17	**(634)**	(830)
Other operating expenses[1]		**(429)**	(289)
Operating profit[1]		**40 633**	20 330
Acquisition-related costs	5	**(1 379)**	(40)
Share of profits from associates		**159**	106
Impairment (loss)/reversal on investments in associate		**23**	(23)
Fair value movements on streaming arrangements	18	**(854)**	—
Investment income		**1 439**	1 504
Finance costs	4	**(1 663)**	(698)
Profit before taxation[1]		**38 358**	21 179
Taxation[1]	6	**(8 905)**	(6 631)
Current taxation		**(9 090)**	(4 172)
Deferred taxation[1]		**185**	(2 459)
Net profit for the year[1]		**29 453**	14 548
Attributable to:			
Non-controlling interest		**104**	164
Owners of the parent[1]		**29 349**	14 384
Earnings per ordinary share (cents)	7		
Basic earnings[1]		**4 701**	2 313
Diluted earnings[1]		**4 632**	2 288

[1] *Refer to note 25 for further detail on restatement.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2026 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 26 August 2026.

These condensed consolidated financial statements have been reviewed by the group's external auditor, Ernst & Young Inc. The unmodified review report is included on page 30. The auditor's report does not necessarily report on all of the information contained in these results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to the auditor's report.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
34
HARMONY

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]
Net profit for the year[1]		**29 453**	14 548
Other comprehensive income for the year, net of income tax		**2 413**	(5 597)
Items that may be reclassified subsequently to profit or loss		**2 342**	(5 661)
Foreign exchange translation loss	13	**(2 385)**	(819)
Remeasurement of gold hedging contracts	10	**4 727**	(4 842)
Items that will not be reclassified to profit or loss		**71**	64
Total comprehensive income for the year		**31 866**	8 951
Attributable to:			
Non-controlling interest		**104**	164
Owners of the parent		**31 762**	8 787

[1] *Refer to note 25 for further detail on restatement.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2026

Figures in million	Share capital and premium	Retained earnings[2]	Other reserves	Non-controlling interest	Total
Balance – 1 July 2025	**32 934**	**13 291**	**717**	**277**	**47 219**
Share-based payments	**—**	**—**	**754**	**—**	**754**
Net profit for the year	**—**	**29 349**	**—**	**104**	**29 453**
Other comprehensive income for the year	**—**	**—**	**2 413**	**—**	**2 413**
Dividends paid[1]	**—**	**(4 364)**	**—**	**(99)**	**(4 463)**
Balance – 30 June 2026 (Reviewed)	**32 934**	**38 276**	**3 884**	**282**	**75 376**
Balance – 1 July 2024 (Restated)[2]	32 934	945	5 602	175	39 656
Share-based payments	—	—	712	—	712
Net profit for the year[2]	—	14 384	—	164	14 548
Other comprehensive income for the year	—	—	(5 597)	—	(5 597)
Dividends paid	—	(2 038)	—	(62)	(2 100)
Balance – 30 June 2025 (Reviewed) (Restated)[2]	32 934	13 291	717	277	47 219

[1] *On 13 October 2025 and 28 April 2026, Harmony paid an ordinary dividend of 155 cents and 530 cents per share, respectively.*

[2] *Refer to note 25 for further detail on restatement.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

35

HARMONY

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]	1 July 2024 (Reviewed) Restated[1]
ASSETS				
Non-current assets				
Property, plant and equipment[1]	8	**91 857**	47 633	40 848
Intangible assets		**—**	6	19
Goodwill	5	**2 578**	—	—
Restricted cash and investments	9	**7 660**	7 015	6 494
Investments in associates		**378**	197	165
Deferred tax assets[1]	6	**1 121**	126	156
Other non-current assets		**459**	360	344
Derivative financial assets	10	**1 571**	236	453
Total non-current assets[1]		**105 624**	55 573	48 479
Current assets				
Inventories	11	**4 875**	3 825	3 603
Restricted cash and investments	9	**50**	46	39
Trade and other receivables	12	**5 997**	4 002	2 604
Derivative financial assets	10	**820**	332	558
Cash and cash equivalents	20	**8 624**	13 101	4 693
Total current assets		**20 366**	21 306	11 497
Total assets[1]		**125 990**	76 879	59 976
EQUITY AND LIABILITIES				
Share capital and reserves				
Attributable to equity holders of the parent company[1]		**75 094**	46 942	39 481
Share capital and premium		**32 934**	32 934	32 934
Other reserves	13	**3 884**	717	5 602
Retained earnings[1]		**38 276**	13 291	945
Non-controlling interest		**282**	277	175
Total equity[1]		**75 376**	47 219	39 656
Non-current liabilities				
Deferred tax liabilities[1]	6	**10 575**	4 172	2 678
Provision for environmental rehabilitation	14	**6 897**	6 098	5 155
Other provisions		**175**	196	526
Borrowings	15	**—**	1 894	1 785
Contingent consideration liabilities	17	**1 881**	976	850
Other non-current liabilities		**417**	276	276
Derivative financial liabilities	10	**1 075**	2 688	609
Streaming contract liabilities	18	**5 281**	—	—
Total non-current liabilities[1]		**26 301**	16 300	11 879
Current liabilities				
Other provisions		**77**	65	19
Borrowings	15	**9 476**	59	9
Income tax payable[1]		**874**	72	152
Trade and other payables[1]	16	**9 736**	7 624	6 559
Contingent consideration liabilities	17	**239**	481	115
Derivative financial liabilities	10	**3 456**	5 059	1 502
Streaming contract liabilities	18	**455**	—	85
Total current liabilities[1]		**24 313**	13 360	8 441
Total equity and liabilities[1]		**125 990**	76 879	59 976

1 *For detail on restated and re-presented financial statement line items, refer to note 25.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

36

HARMONY

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 37 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (RAND) Year ended Figures in million Notes 30 June 2026 (Reviewed) 30 June 2025 (Audited) CASH FLOW FROM OPERATING ACTIVITIES Cash generated by operations 20 42 263 26 322 Dividends received — 52 Interest received 857 820 Interest paid (710) (258) Income and mining taxes paid (8 219) (4 289) Payment of contingent consideration liability in excess of acquisition date fair value 20 (577) — Cash generated from operating activities 33 614 22 647 CASH FLOW FROM INVESTING ACTIVITIES Increase in restricted cash and investments (36) (372) Amounts refunded from restricted cash and investments 1 557 Acquisition of MAC Copper 5 (17 060) — Payments of contingent consideration liability relating to acquisition date fair value 20 (2 538) (338) ARM BBEE Trust loan repayment 23 28 Proceeds from disposal of property, plant and equipment 70 25 Additions to property, plant and equipment 20 (17 845) (11 855) Cash utilised by investing activities (37 385) (11 955) CASH FLOW FROM FINANCING ACTIVITIES Borrowings raised 15 18 530 226 Borrowings repaid 15 (13 993) (50) Dividends paid (4 463) (2 100) Lease payments (414) (291) Cash utilised by financing activities (340) (2 215) Foreign currency translation adjustments (366) (69) Net increase/(decrease) in cash and cash equivalents (4 477) 8 408 Cash and cash equivalents – beginning of year 13 101 4 693 Cash and cash equivalents – end of year 8 624 13 101 The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 38 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026 (RAND) 1. ACCOUNTING POLICIES Basis of accounting The condensed consolidated financial statements for the year ended 30 June 2026 have been prepared in accordance IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB), the information required by Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous audited consolidated annual financial statements, with the exception of the new accounting policies for copper revenue, financial assets (refer to note 2) and streaming contract liabilities (refer to note 18). Refer to note 25 for details regarding the restatement of comparative periods for prior period errors. In addition, the income tax payable that has been presented separately on the condensed consolidated balance sheet due to its materiality in the 2026 financial year. Income tax payable was previously included as part of trade and other payables in the prior period. The representation had no impact on any reported totals or sub-totals in the condensed consolidated balance sheet or on any amounts presented in the condensed consolidated income statement or headline earnings. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position. The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences. The condensed consolidated financial statements have been prepared on a going concern basis. Further information on liquidity and refinancing of short-term borrowings is provided in note 19 and note 26. 2. REVENUE Accounting policy – Commodities Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. The group sells gold, copper concentrate (including contained silver), uranium and refined silver from multiple operations with varying contract terms. Revenue is recognised at the following points of transfer of control: Gold and silver: South Africa (excluding streaming contract) Metal is delivered and certificate of sale is issued. Gold and silver: Hidden Valley Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer. Copper and silver: CSA (MAC Copper) Copper concentrate is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control. Uranium (Moab Khotsong) Confirmation of transfer is issued. The transaction price is measured based on the consideration specified in the contract with the customer and is driven by quoted market prices of the metals at the respective control transfer points. Copper and silver concentrate sales from the Cornish, Scottish and Australian (CSA) operation are provisionally priced, with the selling price subject to final adjustments based on the London Metal Exchange (LME) prices for the quotational period specified in the offtake agreement. Revenue is initially recognised when control transfers using the forward LME price to the estimated quotational period end date, net of treatment and refining charges. This forward price represents management's best estimate of the transaction price at the date control transfers. The period between initial provisional pricing and final pricing is typically between 30 and 90 days. Subsequent to initial recognition, the provisionally priced receivable is measured at fair value through profit or loss, with changes in fair value recognised as provisional pricing adjustments within revenue. Fair value is estimated by reference to forward market prices on the LME for copper and silver. Revenue arising from these price adjustments is disclosed separately from revenue from contracts with customers. For CSA copper concentrate containing both copper and silver, the transaction price is allocated to copper and silver based on their relative fair values at the date control transfers, determined by reference to forward market prices for the respective quotational periods on the LME. Both metals are provisionally priced and the receivables for both copper and silver are measured at fair value through profit or loss under IFRS 9. The group is responsible for providing certain shipping and insurance services to the customer, which is generally before the date at which the group has transferred control of the goods. These services are not distinct within the context of the contract, and they are not separately identifiable from other promises within the contract. Accordingly, shipping and insurance services are not considered separate performance obligations and are treated as costs to fulfill the promise to transfer the related products. Any customer payments of shipping and handling costs are recorded within revenue. While the group’s customer has an option to take deliveries of the goods on Cost and Freight (CFR) and Cost, Insurance and Freight (CIF) basis, the customer generally opts for Free on Board (FOB) based delivery where the group is responsible for loading the purchased goods onto the ship, and all costs associated up to that point.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

2. REVENUE continued

Accounting policy – Financial assets

Trade receivables resulting from the provisional copper and silver concentrate sales include actual invoiced sales of concentrate, as well as sales not yet invoiced for which deliveries have been made and the control has transferred. The copper and silver concentrate receivables are financial assets measured at fair value through profit or loss, as the solely payments of principle and interest criteria is not met. The receivable amount calculated for the concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery.

At each subsequent reporting date the receivable is remeasured to reflect the fair value movements in the pricing mechanism which are recognised in revenue. Foreign exchange movements on foreign currency denominated receivables are recognised as a foreign exchange gain or loss in profit or loss subsequent to the recognition of a sale.

	Year ended	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Commodities		
Gold (a)	**101 582**	75 240
Copper (b)	**3 375**	—
Silver (c)	**2 418**	1 810
Uranium (d)	**566**	822
	107 941	77 872
Toll treatment services (e)	**743**	532
Revenue from contracts with customers	**108 684**	78 404
Consideration from streaming contract	**—**	86
Hedging loss (f)	**(9 649)**	(4 594)
Adjustments relating to CSA operation copper provisional pricing (g)	**126**	—
Adjustments relating to CSA operation silver provisional pricing (g)	**77**	—
Total revenue (h)	**99 238**	73 896

(a) The increase in gold revenue during the 2026 financial year is due to the average dollar gold price increasing by 45.5% from US$2 620/oz in the 2025 year to US$3 811/oz. This was partially offset by a 3.8% decrease in gold sold from 46 193kg to 44 418kg coupled with the strengthening of the Rand/US$ exchange rate from an average of R18.15/US$ to R16.89/US$.

(b) Copper concentrate is derived from the CSA operation in Australia acquired as part of the MAC Copper acquisition. This relates to the revenue initially recognised when control transfers using the forward LME price to the estimated quotational period end date.

(c) Substantially all of the group's silver is derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2026 financial year is mainly due to the average dollar silver price increasing by 112.6% from US$31.20/oz in the 2025 year to US$66.34/oz. This was offset by a 29.5% decrease in silver sold from 99 523kg in the 2025 year to 70 126kg.

(d) Uranium is derived from the Moab Khotsong operation. The decrease is mainly due to uranium sold decreasing by 30.0% from 256 734kg in the 2025 year to 179 623kg.

(e) Relates to services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab Khotsong operations.

(f) Relates to the realised effective portion of the hedge-accounted gold derivatives. The average gold market spot price during the 2026 financial year was R2 301 395/kg (2025: R1 644 902/kg) compared to the average forward price of matured contracts of R1 442 602/kg (2025: R1 306 033/kg). Refer to note 10 for further information.

(g) These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised.

(h) A geographical analysis of revenue is provided in the segment report.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
39
HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

3. COST OF SALES

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]
Production costs – excluding royalty expense (a)	**45 051**	41 239
Royalty expense (b)	**3 384**	1 910
Amortisation and depreciation (c)	**7 336**	4 979
Reversal of impairment of assets (d)	**(2 779)**	—
Rehabilitation expenditure	**98**	142
Care and maintenance cost of restructured operations	**328**	380
Employment termination and restructuring	**105**	200
Share-based payments	**601**	573
Toll treatment costs	**533**	368
Other	**(1)**	(25)
Total cost of sales	**54 656**	49 766

[1] *Refer to note 25 for further detail on restatement.*

(a) The increase in production costs during the year is mainly attributable to above-inflation increases on costs including labour, contractors, electricity and consumables. The acquisition of MAC Copper further contributed to the increase in costs. This was partially offset by an inventory adjustment of R668 million (2025: R50 million increase) which decreased production costs. This was as a result of a higher average valuation rate coupled with an increase in the gold stock quantities at 30 June 2026.

(b) The increase is due to higher revenue generated by the South African operations, which forms the basis for the calculation of South African mining tax royalties.

(c) The increase is attributable to the depreciation recognised on the assets acquired as part of the acquisition of MAC Copper. Additional depreciation was recognised as a result of the commissioning of assets. Furthermore, impairment reversals increased the carrying value and depreciable asset base of assets, increasing depreciation recognised. Refer to note 8 for details.

(d) A reversal of previously recognised impairments in respect of the assets of the Doornkop, Tshepong North, Tshepong South and Kusasalethu cash-generating units (CGUs) was recognised during the period. Refer to note 8 for further details.

4. FINANCE COSTS

The increase in finance costs of R965 million is mainly due to R711 million attributable to the bridge facility for the MAC Copper acquisition and related costs in the current year (refer to note 5). Further details of the facility are provided in note 15.

In addition, finance costs related to the Group's copper and silver streaming arrangements contributed R166 million and R261 million respectively (refer to note 18). These increases were partially offset by the capitalisation of borrowing costs of R115 million on qualifying assets in accordance with IAS 23 *Borrowing Costs*.

5. ACQUISITIONS AND BUSINESS COMBINATIONS

Acquisition of MAC Copper

On 27 May 2025, Harmony announced that it has entered into a binding agreement to acquire, through its wholly owned Australian subsidiary Harmony Gold (Australia) Pty Limited, 100% of the securities in MAC Copper Limited (MAC Copper). MAC Copper has a 100% interest in the CSA mine, its sole asset, which is located in the Cobar Region of New South Wales, Australia. The acquisition supports Harmony's strategic objective of transitioning into a low-cost, global gold and copper mining company. Based on management's assessment the transaction meets the definition of a business combination as defined by IFRS 3 *Business Combinations*.

Upon completion of the transaction, the following obligations of MAC Copper have been assumed by Harmony:

- The silver purchase agreement (silver stream) with OR Royalties Inc. (OR Royalties) pursuant to which OR Royalties receives refined silver equal to 100% of the payable silver production from CSA and makes ongoing payments equal to 4% of the spot silver price per ounce at the time of delivery (refer to note 18)
- The copper purchase agreement (copper stream) with OR Royalties pursuant to which OR Royalties receives refined copper equal to 2.25% to 4.875% of the payable copper production from CSA, which amounts may be reduced through the exercise of a buy-down option, with OR Royalties making ongoing payments equal to 4% of the spot copper price per tonne at the time of delivery (refer to note 18)
- The royalty deed with Glencore Operations Australia (Pty) Limited (Glencore) pursuant to which Glencore is entitled to a 1.5% net smelter return royalty over the life of the CSA mine (refer to note 17) and
- The sale and purchase agreement between MAC Copper and Glencore relating to US$150 million of contingent payments, where a once-off payment of US$75 million is due in the event that the copper price averages more than US$4.25/lb for 18 continuous months at any stage during the life of the CSA mine and a further once-off payment of US$75 million in the event that the copper price averages more than US$4.50/lb for 24 continuous months during the life of the CSA mine (refer to note 17).

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
40
HARMONY

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 41 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2026 (RAND) 5. ACQUISITIONS AND BUSINESS COMBINATIONS continued Acquisition of MAC Copper continued Effective date The last condition precedent for the transaction was fulfilled during October 2025, resulting in an acquisition date of 24 October 2025. Cash generating units identified CSA, with its associated assets and liabilities, was identified as the only cash generating unit (CGU). Consideration transferred The consideration for the transaction is a cash payment of US$12.25 per MAC Copper share, amounting to US$1.0 billion (R17.5 billion) paid on 23 October 2025. The amount disclosed in the condensed consolidated cash flow statement for cash paid for the acquisition of MAC Copper is determined as follows: At Figures in million 24 October 2025 (Reviewed) Cash consideration paid 17 480 Cash acquired (420) Net cash paid on 24 October 2025 17 060 Acquisition-related costs The total of R1.4 billion for acquisition costs for the year ended 30 June 2026 relates to various costs directly attributable to the acquisition process. These costs include stamp duty, attorney and advisory fees. There have also been costs incurred for the integration of the acquired assets into Harmony's existing structures and systems. These costs include project management and consultancy fees. These costs amounted to R94 million for the year ended 30 June 2026 and have been included in Corporate, administration and other expenditure. Identifiable assets acquired and liabilities assumed For the period ended 31 December 2025 the fair value exercise, also known as the purchase price allocation, was prepared on a provisional basis in accordance with IFRS 3. During the measurement period, being 12 months permitted in terms of IFRS 3 for completion of the fair value exercise, Harmony concluded the process of determining the property, plant and equipment, streaming contract assets, income tax payable, contingent consideration liabilities, streaming contract liabilities and the resultant deferred tax associated with these balances. No other key valuation assumptions were revised. Management considers the revised purchase price allocation to be final and the accounting for the acquisition to be concluded as at 30 June 2026. The final amounts for the identifiable assets acquired and liabilities assumed have been included below. Critical estimates and assumptions of business valuations performed The provisional fair value of the identifiable net assets acquired was determined based on the fair value of the consideration transferred for the transaction. This was further supported by the expected discounted cash flows based on the life-of-mine plan of CSA. Upon finalisation of the purchase price allocation, the fair value of the consideration transferred was no longer considered representative of the finalised fair value of the identifiable net assets acquired. Accordingly, the finalised fair value of the identifiable net assets acquired was determined based on the expected discounted cash flows from the life-of-mine plan for CSA, after reflecting measurement period adjustments. As a result, goodwill was recognised upon finalisation of the purchase price allocation on 30 June 2026. Key assumptions for the level 3 fair value measurement of CSA includes real copper prices ranging from US$4.75/lb to US$5.35/lb, real silver prices ranging from US$32.31/oz to US$51.02/oz, real zinc prices ranging from US$1.27/lb to US$1.33/lb, a marketable post-tax real discount rate of 7.75%, US$/A$ exchange rates ranging from US$0.66/A$1 to US$0.69/A$1 and the CSA life-of-mine plan. The valuation was performed as at 24 October 2025. The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 24 October 2025 was 30%.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

5. ACQUISITIONS AND BUSINESS COMBINATIONS continued

Acquisition of MAC Copper continued

Identifiable assets acquired and liabilities assumed continued

Fair value determination of acquired operations

The fair values as at the acquisition date are as follows:

Figures in million	Provisional fair value	Measurement period adjustments	Final fair value
Non-current assets			
Property, plant and equipment	37 623	(5 357)	32 266
Other non-current assets	76	—	76
Streaming contract assets[1]	199	10	209
Current assets			
Inventories	432	—	432
Trade and other receivables[2]	303	—	303
Cash and cash equivalents	420	—	420
Non-current liabilities			
Deferred tax liabilities	7 478	(2 822)	4 656
Provision for environmental rehabilitation	222	—	222
Contingent consideration liabilities	860	(58)	802
Other non-current liabilities	107	—	107
Streaming contract liabilities	4 617	237	4 854
Current liabilities			
Borrowings	3 858	—	3 858
Income tax payable	250	(205)	45
Trade and other payables	820	—	820
Contingent consideration liabilities	2 511	(1)	2 510
Derivative financial liabilities	503	—	503
Streaming contract liabilities	347	62	409
Fair value of net identifiable assets acquired at 24 October 2025 (Reviewed)	17 480	(2 558)	14 922

[1] *This relates to the copper compound derivative, refer to note 18 for further information*

[2] *The gross contractual amounts receivable is equal to the fair value of the receivables as at acquisition date*

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures in million	At 24 October 2025 (Reviewed)
Consideration paid	17 480
Fair value of net identifiable assets	(14 922)
Goodwill	2 558

The goodwill has been allocated to CSA. The goodwill recognised is mainly attributable to broader strategic benefits to Harmony arising from the acquisition, including increased exposure to copper, portfolio diversification, enhanced operating scale, strategic optionality in relation to future mine planning and development, and the potential to leverage Harmony's technical, operational and financial capabilities across the acquired asset base. None of the goodwill recognised is expected to be deductible for tax purposes.

Performance of acquired operations

For the year ended 30 June 2026, the acquired operation contributed revenue of R3.8 billion and a net loss of R1.2 billion since acquisition date. Should the acquisition have occurred on 1 July 2025, the group's pro forma consolidated revenue would have been R101.9 billion and pro forma consolidated profit would have been R30.8 billion.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
42
HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

5. ACQUISITIONS AND BUSINESS COMBINATIONS continued

Acquisition of MAC Copper continued

Performance of acquired operations continued

The following information was used to determine the revenue and net loss for the acquired operation for the period 1 July 2025 to 30 June 2026:

- 1 July 2025 to 24 October 2025: The revenue and net profit per the CSA trial balance for the period 1 July 2025 to 24 October 2025
- 25 October 2025 to 30 June 2026: The revenue and net loss for MAC Copper as included as part of the condensed consolidated income statement for the year ended 30 June 2026
- The revenue and net loss in A$ terms for the periods 1 July 2025 to 24 October 2025 and 25 October 2025 to 30 June 2026 as determined above, were translated using the average Rand/A$ exchange rate of R11.49/A$1 and R11.45/A$1, respectively.

6. TAXATION

Current taxation

The increased current tax expense is mainly attributable to mining taxes recognised for majority of the group's operations. The increased gold price realised resulted in a significant increase in the profitability of the group's operations.

The following legal entities contributed significantly to the current tax expense:

	Year ended	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	**2 921**	1 990
Freegold (Harmony) (Proprietary) Limited (Freegold)	**1 564**	365
Harmony Gold Mining Company Limited (Harmony Company)	**1 002**	426
Morobe Consolidated Goldfields Limited (MCG)	**934**	—
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	**801**	688
Chemwes Proprietary Limited (Chemwes)	**686**	51
Randfontein Estates Limited (Randfontein)	**646**	216

Deferred taxation

The movement in the net deferred tax liabilities is mainly attributable to an increase in net taxable temporary differences for majority of the group's South African mining companies as well as the deferred tax liability acquired as part of the MAC Copper acquisition (refer to note 5). This was partially offset by the recognition of previously derecognised deferred tax assets relating to the group's Australian operations. The amount recognised at 30 June 2026 is as follows:

	At	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Reviewed) Restated[1]**
Balance at beginning of year[1]	**4 046**	2 522
Expense/(credit) per condensed consolidated income statement (a)[1]	**(185)**	2 459
Tax expense/(credit) directly charged to other comprehensive income	**864**	(936)
Net deferred tax liability of acquired operations (b)	**4 656**	—
Foreign exchange translation	**73**	—
Balance at end of year[1]	**9 454**	4 046
Deferred tax asset per balance sheet (c)(d)[1]	**(1 121)**	(126)
Deferred tax liability per balance sheet[1]	**10 575**	4 172

[1] *Refer to note 25 for further detail on restatement.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

43

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

6. TAXATION continued

Deferred taxation continued

Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. Changes to the deferred income tax rates were significant for the following entities:

	Year ended	
	30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]
Chemwes	**28.9%**	26.3%
Mponeng	**21.0%**	17.2%
Freegold[1]	**19.6%**	17.2%
Randfontein[1]	**20.3%**	15.7%
Moab	**23.6%**	21.2%

[1] *Refer to note 25 for further detail on restatement.*

(a) The main contributors to the deferred tax credit as per the condensed consolidated income statement were:

- Increase of temporary differences related to the carrying value of South African property, plant and equipment resulted in an increase of R1.6 billion in the deferred tax expense and liability (2025: R1.1 billion increase)
- The change in deferred tax rates of the group's South African mining entities, excluding the effect on hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R786 million (2025: R1.2 billion increase)
- A previously unrecognised deferred tax asset (DTA) of R1.1 billion and R1.5 billion has been recognised by MCG and Harmony Gold Australia (HGA), respectively. Refer to (d) below.

(b) As part of the acquisition of MAC Copper, a net deferred tax liability was recognised on acquisition date. Refer to note 5 for more detail.

(c) As at 30 June 2026, the DTA of R39 million recognised relates to Harmony Company. A deferred tax asset continues to be recognised as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

(d) During the year, management considered whether the unrecognised DTA related to the group's PNG entity, MCG, should be recognised, partially or in full. Due to the significant increase in the Hidden Valley operation's estimated future taxable profits a portion of the unrecognised DTA to the value of R1.1 billion has now been recognised as at 30 June 2026. Management also considered the recognition of previously unrecognised DTA related to HGA. Due to the acquisition of MAC Copper, which included the CSA mine, the group's Australian entities moved into a net deferred tax liability including the previously unrecognised DTA. Consequently, the full unrecognised DTA of R1.5 billion has now been recognised as at 30 June 2026.

7. EARNINGS PER ORDINARY SHARE

	Year ended	
	30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]
Weighted average number of shares (million)	**624**	622
Weighted average number of diluted shares (million)	**634**	629
Total earnings per share (cents)[1]:		
Basic earnings	**4 701**	2 313
Diluted earnings	**4 632**	2 288
Headline earnings	**4 363**	2 337
Diluted headline earnings	**4 299**	2 311

[1] *Refer to note 25 for further detail on restatement.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

44

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

7. EARNINGS PER ORDINARY SHARE continued

Reconciliation of headline earnings:

	Year ended	
Figures in million	30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]
Net profit for the year attributable to owners of the parent	**29 349**	14 384
Adjusted for:		
Reversal of impairment of assets	**(2 779)**	—
Taxation effect on reversal of impairment of assets	**550**	—
(Profit)/loss on sale of property, plant and equipment	**76**	(8)
Taxation effect on profit/loss on sale of property, plant and equipment	**(24)**	—
Loss on scrapping of property, plant and equipment	**116**	164
Taxation effect on loss on scrapping of property, plant and equipment	**(27)**	(32)
Impairment loss/(reversal) of investment in associate[2]	**(23)**	23
Headline earnings	**27 238**	14 531

[1] *Refer to note 25 for further detail on restatement.*

[2] *The impairment item does not have a tax effect.*

8. PROPERTY, PLANT AND EQUIPMENT

Acquisitions and business combinations

One of the major contributors to the increase in property, plant and equipment is the acquisition of MAC Copper, which includes the CSA mine, of R32.3 billion. Refer to note 5 for further information on the acquisition.

Additions to property, plant and equipment

Additions to property, plant and equipment amounted to R18.0 billion for the year ended 30 June 2026. Refer to note 20 for capital expenditure related to property, plant and equipment and additions from stripping activities during the year ended 30 June 2026.

Foreign exchange impact

The foreign exchange translation movement on property, plant and equipment from the consolidation of the group's foreign operations resulted in a decrease of R2.0 billion for the year ended 30 June 2026.

Depreciation of property, plant and equipment

Depreciation recognised on property, plant and equipment amounted to R7.3 billion for the year ended 30 June 2026. Refer to note 3 for details on the movements for the year. Refer to note 25 for detail regarding the restatement that affected the prior year information.

Impairment/reversal of impairment of property, plant and equipment

At 30 June 2026, management performed an assessment for potential indicators of impairment of assets as well as potential indications for reversal of previously recorded impairment losses in terms of IAS 36 *Impairment of Assets*. Specific circumstances surrounding each of the individual CGUs were considered in this assessment in order to identify significant changes in the current financial year.

The Moab Khotsong, Tshepong South, Joel, Target 1, Kusasalethu and Masimong CGUs experienced operational issues during the year ended 30 June 2026. These operational issues were considered to be indications of potential impairment and therefore an impairment assessment was performed for these CGUs. An impairment assessment was also performed for CSA which is subject to an annual impairment test as the CGU contains goodwill (refer to note 5 for further detail).

Additionally, on 24 November 2025 the final investment decision for Eva Copper was approved, thereby resulting in its technical and commercial viability being demonstrable. On this date, Eva Copper was reclassified from undeveloped properties to mining assets under construction. In accordance with IFRS 6 *Exploration for and Evaluation of Mineral Resources,* an impairment assessment was performed for Eva Copper prior to its reclassification to mining assets under construction.

For CGUs that had previously been impaired, management first determined the carrying amounts that would have existed (net of depreciation) had no impairment losses been recognised in prior periods. Where this depreciation had not eliminated the depreciable amount available for reversal, management then assessed whether the impairment loss may no longer exist or may have decreased, including whether the estimated service potential of each CGU had increased in a sustained manner since the impairment was recognised.

Indicators that a previously recognised impairment loss may no longer exist or may have decreased were identified for the Tshepong North, Tshepong South, Kusasalethu, Target 1 and Doornkop operations. Management also performed assessments for the Moab Khotsong, Joel, Masimong and Target North operations and concluded that no reversal of previously recognised impairments of these CGUs was required as at 30 June 2026.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

45

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

8. PROPERTY, PLANT AND EQUIPMENT continued

Impairment/reversal of impairment of property, plant and equipment continued

Critical accounting estimates and judgements

The recoverable amount of mining assets is determined utilising real discounted future cash flows. Where insufficient information is available to value a resource base or undeveloped property on a discounted cash flow approach, a resource multiple valuation is applied which is a market-based valuation technique. The real post-tax discount rate used for South African CGUs tested for impairment and reversal of impairments ranged between 11.3% and 13.0% as at 30 June 2026 (June 2025: 11.2% and 12.4%), while the real post-tax discount rate used for the CSA CGU and Eva Copper was 7.6% and 8.1%, respectively. No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis.

In determining the commodity prices and exchange rates assumptions to be used, management assesses the short-, medium- and long-term views of several reputable institutions. The long-term price was determined as the cut-off price for calculating reserves included in the declaration of Mineral Resources and Mineral Reserves in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). Due to the volatility experienced in commodity prices during the financial year, management opted to further differentiate between short-, medium- and long-term assumptions used in recoverable amount calculations. The medium term assumptions have been extended to cover year 2 to 4 (previously year 2 and 3), before the long-term assumptions are applied from year 5 onwards (previously from year 4 onwards).

The commodity price and exchange rate assumptions used in the impairment assessments are as follows:

	Year ended	Six months ended
	30 June 2026 (Reviewed)	31 December 2025 (Reviewed)
US$ gold price per ounce		
– Year 1	5 016	4 109
– Year 2	4 593	3 905
– Year 3	4 024	3 508
– Year 4	3 590	2 915
– Long term (Year 5 onwards)	2 915	2 915
US$ copper price per pound		
– Year 1	5.73	4.94
– Year 2	5.48	4.81
– Year 3	5.31	4.72
– Year 4	5.07	4.75
– Long term (Year 5 onwards)	4.78	4.75
US$ silver price per ounce		
– Year 1	78.26	n/a
– Year 2	67.32	n/a
– Year 3	55.68	n/a
– Year 4	48.48	n/a
– Long term (Year 5 onwards)	38.90	n/a
Rand gold price (R/kg)		
– Year 1	2 675 000	2 272 000
– Year 2	2 454 000	2 149 000
– Year 3	2 185 000	1 981 000
– Year 4	1 988 000	1 649 000
– Long term (Year 5 onwards)	1 650 000	1 649 000
Exchange rate (R/US$)		
– Year 1	16.59	17.20
– Year 2	16.62	17.11
– Year 3	16.89	17.56
– Year 4	17.22	17.60
– Long term (Year 5 onwards)	17.60	17.60
Resources multiples (US$/oz) (Underground operations)		
Measured	16.50	n/a
Indicated	9.00	n/a
Inferred	3.60	n/a
Copper resources multiples (US$/lb)		
Inferred	0.21	n/a
Zinc resources multiples (US$/lb)	0.06	n/a

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

46

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

8. PROPERTY, PLANT AND EQUIPMENT continued

Impairment/reversal of impairment of property, plant and equipment continued

Critical accounting estimates and judgements continued

The recoverable amounts of the CGUs were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3 within the fair value hierarchy.

Management incorporated the estimated production cost and carbon tax savings arising from the rollout of Harmony's renewable energy programme in the discounted cash flow models used for determining recoverable amounts of the respective CGUs.

Results of impairment and reversal assessment

Based on the impairment tests performed, no impairments were recorded for the 2026 financial year.

Based on the reversal of impairment tests performed, the below reversal of previously recognised impairments were recognised. These reversals of impairment reflects an increase in the estimated service potential of the respective CGUs, as a result of significantly higher gold price assumptions applied in the valuations at 30 June 2026. The reversal of impairments are presented as part of cost of sales on the condensed consolidated income statement.

At 31 December 2025, a restated[1] reversal of previously recognised impairment relating to the Tshepong North CGU of R941 million was recognised. Cumulative impairments for Tshepong North of R2.3 billion was previously recognised, and the total recoverable amount as at 31 December 2025 was determined as R3.6 billion.

[1] *Refer to note 25 for further detail on restatement*

The impairment reversal recognised at 30 June 2026 is as follows:

Figures in million	Year ended 30 June 2026 (Reviewed)		
CGU	**Cumulative impairment recognised**	**Reversal of impairment**	**Total recoverable amount**
Tshepong North (a)	**2 295**	**635**	**11 004**
Tshepong South	**2 987**	**651**	**4 314**
Kusasalethu	**2 092**	**266**	**7 416**
Doornkop	**617**	**286**	**8 249**

(a) This significant increase in recoverable amount from 31 December 2025 to 30 June 2026 is predominantly attributable to the increased gold price assumptions as well as the approval of the Tshepong North life-of-mine (LOM) extension project incorporated into the 30 June 2026 reversal of impairment assessment.

Sensitivity analysis

Commodity prices – Gold

One of the most significant assumptions that influence the LOM plans, and therefore impairment and reversal assessments, is the expected commodity prices. Management determined reasonably possible changes in gold price assumptions of a 5.5% decrease and a 29.9% increase. These changes were based on determining reasonably possible adjusted long-term US$ gold price assumptions using the standard deviation of market analysts' forecasted long-term US$ gold price assumptions. These reasonably possible adjusted long-term US$ gold price forecasts were then compared to Harmony's long-term US$ gold price assumption. These reasonable possible changes in assumptions would not change the conclusions reached regarding the recognition of impairments or reversal of impairments. The quantum of the reversals are also not affected.

Commodity prices – Copper

Management determined reasonably possible changes in copper price assumptions of an 11.2% decrease and an 11.4% increase. These changes were based on determining reasonably possible adjusted long-term US$ copper price assumptions using the standard deviation of market analysts' forecasted long-term US$ copper price assumptions. These reasonably possible adjusted long-term US$ copper price forecasts were then compared to Harmony's long-term US$ copper price assumption. The increase in the copper price assumptions would have resulted in no impairments being recorded. A 11.2% decrease in the copper price assumptions (with all other variables held constant) would have resulted in the following post-tax impairment being recorded as at 30 June 2026:

Figures in million	30 June 2026 (Reviewed)
11.2% decrease	
CSA	**4 403**

9. RESTRICTED CASH AND INVESTMENTS

The balance at 30 June 2026 increased by R649 million, mainly due to an increase in restricted investments of R589 million. This comprises of interest received of R390 million and the mark-to-market valuation of R181 million.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

47

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

10. DERIVATIVE FINANCIAL INSTRUMENTS

	Hedging contracts[1]							
Figures in million	Rand gold forwards	US$ gold forwards	Rand gold collars	US$ gold collars	US$ copper swaps[2]	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2026 (Reviewed)								
Derivative financial assets	4	—	1 914	267	—	123	83	2 391
Non-current	1	—	1 305	142	—	123	—	1 571
Current	3	—	609	125	—	—	83	820
Derivative financial liabilities	(942)	(287)	(2 086)	(742)	—	(474)	—	(4 531)
Non-current	(137)	(22)	(587)	(288)	—	(41)	—	(1 075)
Current	(805)	(265)	(1 499)	(454)	—	(433)	—	(3 456)
Net derivative financial instruments	(938)	(287)	(172)	(475)	—	(351)	83	(2 140)
Unrealised gains/(losses) included in other reserves, net of tax	(718)	(256)	69	(462)	—	—	—	(1 367)
Movements for the year ended 30 June 2026								
Realised losses included in revenue	(6 202)	(847)	(2 003)	(597)	—	—	—	(9 649)
Unrealised losses on gold contracts recognised in other comprehensive income	(2 930)	(455)	(188)	(564)	—	—	—	(4 137)
Gains/(losses) on derivatives	—	—	—	—	(156)	(901)	243	(814)
Day one loss amortisation	(26)	(4)	(131)	(21)	—	—	—	(182)
Total gains/(losses) on derivatives	(26)	(4)	(131)	(21)	(156)	(901)	243	(996)
Hedge effectiveness								
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(2 930)	(455)	(661)	(627)	—	—	—	(4 673)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	2 930	455	661	627	—	—	—	4 673

[1] *Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income. Refer to note 19 for details on the hedging policy.*

[2] *Refer to note 5 for further detail on the acquisition of MAC Copper. As hedge accounting is not applied to these contracts, the resulting gains and losses have been recorded in the condensed consolidated income statement.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

48

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

10. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Hedging contracts Rand gold forwards	US$ gold forwards	Rand gold collars	US$ gold collars	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2025 (Audited)							
Derivative financial assets	30	5	207	35	3	288	568
Non-current	14	3	164	28	3	24	236
Current	16	2	43	7	—	264	332
Derivative financial liabilities	(4 279)	(716)	(2 082)	(522)	(148)	—	(7 747)
Non-current	(675)	(166)	(1 492)	(316)	(39)	—	(2 688)
Current	(3 604)	(550)	(590)	(206)	(109)	—	(5 059)
Net derivative financial instruments	(4 249)	(711)	(1 875)	(487)	(145)	288	(7 179)
Unrealised losses included in other reserves, net of tax	(3 405)	(731)	(1 468)	(490)	—	—	(6 094)
Movements for the year ended 30 June 2025							
Realised losses included in revenue	(3 910)	(459)	(178)	(47)	—	—	(4 594)
Unrealised losses on gold contracts recognised in other comprehensive income	(6 674)	(970)	(2 155)	(551)	—	—	(10 350)
Gains/(losses) on derivatives	—	—	—	—	(150)	235	85
Day one loss amortisation	(83)	(11)	(40)	(10)	—	—	(144)
Total gains/(losses) on derivatives	(83)	(11)	(40)	(10)	(150)	235	(59)
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(6 674)	(970)	(1 596)	(511)	—	—	(9 751)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	6 674	970	1 596	511	—	—	9 751

Reconciliation of the hedge reserve:

Figures in millions	At 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Balance at the beginning of year	**(6 094)**	(1 252)
Remeasurement of gold hedging contracts	**4 727**	(4 842)
Unrealised loss on gold hedging contracts	**(4 137)**	(10 350)
Released to revenue	**9 649**	4 594
Foreign exchange translation	**79**	(22)
Deferred taxation thereon	**(864)**	936
Balance at the end of year	**(1 367)**	(6 094)

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
49

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

10. DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the open position at the reporting date:

	FY27		FY28		FY29		
	HY1[1]	HY2[2]	HY1[1]	HY2[2]	HY1[1]	HY2[2]	Total
Foreign exchange contracts							
Zero cost collars							
US$m	40	10	—	—	—	—	50
Average floor – R/US$	18.19	17.95	—	—	—	—	18.14
Average cap – R/US$	20.19	19.95	—	—	—	—	20.14
Commodity contracts							
Rand gold forward contracts							
000 oz – cash flow hedge	36	20	10	—	—	—	66
Average R'000/kg	1 669	1 735	1 792	—	—	—	1 707
US$ gold forward contracts							
000 oz – cash flow hedge	6	6	1	—	—	—	13
Average US$/oz	2 631	2 765	2 760	—	—	—	2 703
Rand gold zero-cost collar contracts							
000 oz – cash flow hedge	144	156	110	110	64	34	618
Average floor – R'000/kg	1 845	2 019	2 059	2 339	2 609	2 644	2 138
Average cap – R'000/kg	2 089	2 282	2 320	2 621	2 886	2 960	2 404
US$ gold zero-cost collar contracts							
000 oz – cash flow hedge	24	19	17	15	6	3	84
Average floor – US$/oz	3 308	3 476	3 199	3 951	4 423	4 890	3 575
Average cap – US$/oz	3 673	3 878	3 540	4 398	4 848	5 456	3 969
Total gold contracts							
000 oz – cash flow hedge	210	201	138	125	70	37	781
US$ silver contracts							
000 oz	660	620	540	290	—	—	2 110
Average floor – US$/oz	32.16	36.23	59.98	74.44	—	—	46.29
Average cap – US$/oz	36.45	41.02	67.33	84.85	—	—	52.35

[1] *July – December*
[2] *January – June*

Refer to note 19 for details on the fair value measurements.

11. INVENTORIES

	At	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Final gold in lock-up	**212**	207
Work in process, ore stockpiles and finished inventories	**2 126**	1 437
Consumables at weighted average cost (net of provision)	**2 749**	2 388
Total inventories	**5 087**	4 032
Non-current portion of final gold in lock-up included in Other non-current assets	**(212)**	(207)
Total current portion of inventories[1]	**4 875**	3 825
Included in the balance above is:		
Inventory valued at net realisable value[2]	**90**	161

[1] *Includes metals inventory and consumables for the CSA Mine. Refer to note 5 for further detail on the acquisition of MAC Copper.*
[2] *The inventory at net realisable value relates to non-current gold in lock-up.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

50

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

12. TRADE AND OTHER RECEIVABLES

The balance at 30 June 2026 increased by R2.0 billion. This is mainly due to an increase of R1.2 billion to R3.5 billion in commodity debtors as a result of the higher average prices received and the timing of receipts. The CSA mine accounted for R735 million of this balance at 30 June 2026. Further, prepayments increased by R443 million, mainly driven by payments for the Eva Copper project. Further, the VAT receivable increased by R390 million.

13. OTHER RESERVES

Figures in millions	At 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Foreign exchange translation reserve[1]	**73**	2 458
Hedge reserve (refer to note 10)	**(1 367)**	(6 094)
Share-based payments	**5 073**	4 319
Other reserves – net	**105**	34
Balance at the end of the year	**3 884**	717

[1] *The translation from Kina to Australian dollar and Australian dollar to Rand was impacted by the the weakening of the Kina against the Australian dollar, as well as the strengthening of the Rand against the Australian dollar during FY26. The acquisition of MAC Copper and the inclusion of its assets and liabilities also had a significant impact on the movement for the year. Refer to note 19 for further information.*

14. PROVISION FOR ENVIRONMENTAL REHABILITATION

The increase in the provision of R799 million is mainly attributable to the time value of money and inflation component of R508 million, together with a change in estimate of R434 million. The increase was also driven by the acquisition of MAC Copper and inclusion of the CSA liability of R221 million. These increases were partially offset by the utilisation of the provision of R114 million and the foreign currency translation of the Australasia balance of R250 million.

Critical accounting estimates and judgements

Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group's mines, related surface infrastructure and tailings dams. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

%	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
South African operations		
Inflation rate		
– short term (Year one)	**5.32**	5.23
– short term (Year two)	**4.38**	5.51
– medium term (Year three)	**4.34**	5.51
– medium term (Year four)	**4.33**	—
– long term (Year five onwards)	**4.43**	5.51
Discount rates[1]		
– 12 months	**7.67**	7.60
– life of mine (two years)	**—**	7.91
– life of mine (three years)	**7.85**	8.19
– life of mine (four years)	**8.01**	—
– life of mine (five years)	**8.16**	8.69
– life of mine (six years)	**8.29**	8.95
– life of mine (seven years)	**—**	9.25
– life of mine (nine years)	**8.64**	—
– life of mine (11 years)	**—**	10.27
– life of mine (12 years)	**8.98**	10.48
– life of mine (13 years)	**9.05**	—
– life of mine (14 years)	**—**	10.80

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

51

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

14. PROVISION FOR ENVIRONMENTAL REHABILITATION continued

Critical accounting estimates and judgements continued

%	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
– life of mine (15 years)	**9.18**	—
– life of mine (17 years)	—	11.11
– life of mine (18 years)	**9.25**	—
– life of mine (19 years)	—	11.19
– life of mine (20 years)	**9.23**	—
PNG operations		
Inflation rate	**4.42**	4.56
Discount rate	**9.19**	8.79
Australian operations		
Inflation rate	**2.50**	—
Discount rate	**4.83**	—

[1] *The discount rates used are per a South African bond yield curve at 30 June 2025 and 30 June 2026, respectively, with the period to maturity determined with reference to the life of mine.*

15. BORROWINGS

Summary of facilities' terms

	Existing					Extinguished Senior syndicated facility (c)	
Figures in million	**US$ term loan US dollar**	**US$ RCF US dollar**	**Rand RCF SA Rand**	**Green loan (a) SA Rand**	**US$ bridge facility (b) US dollar**	**US$ term loan US dollar**	**US$ RCF US dollar**
At 30 June 2026 (Reviewed)							
Original facility	100	300	2 500	1 500	1 250	205	125
Drawn down/loan balance	100	200	—	—	275	—	—
Undrawn committed borrowing facilities	n/a	100	2 500	n/a	n/a	n/a	n/a
Maturity	May 2027	May 2027	May 2027	November 2028	December 2026	March 2028	March 2028
Repayment terms	On maturity	On maturity	On maturity	Bi-annual	On maturity	Quarterly	On maturity
Interest rate	SOFR + 2.85%	SOFR + 2.70%	JIBAR[(d)] + 2.40%	JIBAR[(d)] + 2.65%	SOFR +4%	SOFR + 2.5% to 3%	SOFR + 2.5% to 3%

(a) This facility can only be drawn down for qualifying projects.

(b) On 26 June 2025, a bridge facility agreement between Harmony, Harmony Australia and a syndicate of lenders was concluded. The purpose of the agreement was to secure funding to finance the acquisition of MAC Copper and related costs (refer to note 5 for further information). Under the agreement, a US$250 million facility (Facility A) and a US$1 billion facility (Facility B) were made available to Harmony Australia and Harmony, respectively. The tenure of the loan is 364 days with a six-month extension option. The period of the draw down has lapsed therefore, the balance of the facility is no longer available. The six-month extension option has been utilised.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

52

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

15. BORROWINGS continued

Summary of facilities' terms continued

Origination fees of R253 million were incurred for the facility. These fees are regarded as an integral part of the effective interest rate of the facility and are treated as transaction costs.

The interest rate terms vary as follows:

- SOFR + 2% for the first six months starting 26 May 2025
- SOFR + 2.80% for the next six months
- SOFR + 4% for the last six months.

(c) On 24 October 2025, Harmony took over the senior syndicated facility from MAC Copper. On 28 October 2025 the outstanding balance was fully repaid and the facility was extinguished.

(d) On 3 December 2025, the South African Reserve Bank (SARB) announced the cessation of the JIBAR as of 31 December 2026. South Africa's financial market is moving away from the JIBAR benchmark to the South African Rand Overnight Index Average (ZARONIA). As these facilities' agreements make provision for the use of replacement benchmarks for determining interest rates, the impact of the South African IBOR reform is expected to be immaterial.

Refinancing of facilities

On 25 June 2026 Harmony concluded on the new syndicated multi-tranche, multi-currency loan facilities which will be used, in part, to refinance the existing US$ and Rand syndicated facilities entered into in 2022, the MAC Copper acquisition bridge facility, and to support general corporate purposes. Refer to note 26 for further detail.

The terms of the new facilities are summarised as follows:

Figures in million	US$ RCF US dollar	A$ RCF Aus dollar	A$ term loan Aus dollar	Rand RCF SA Rand	Rand term loan[1] SA Rand
At 30 June 2026 (Reviewed)					
Facility	500	250	250	4 000	3 000
Drawn down/loan balance	—	—	—	—	—
Maturity	June 2029[2]	June 2029[2]	June 2029[2]	June 2029[2]	December 2032
Repayment terms	On maturity	On maturity	On maturity	On maturity	Bi-annually[3]
Interest rate	SOFR + 2.20%	BBSY[4] + 2.20%	BBSY[4] +2.50%	ZARONIA + 2%	ZARONIA + 2.20%

[1] *This facility can only be drawn down for qualifying projects.*
[2] *Two additional 12-month extension options are available and are not taken into account.*
[3] *Initial repayment is deferred for 24 months, followed by bi-annual repayments.*
[4] *Bank Bill Swap Bid Rate.*

The US$ RCF, A$ RCF, A$ term loan and Rand RCF are linked to certain sustainability-linked key performance indicators (ESG KPIs), which will be measured annually for the next three financial years and will result in changes to interest rate margins. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets		
			FY27	FY28	FY29
Renewable energy	Cumulative installed renewable electricity capacity (MW).	All operations	130	330	665
Water consumption	Cumulative % reduction in potable water consumption.	All operations (excluding Eva Copper Project)	8%	10%	12%
Mine community development spend	Additional % annual expenditure on committed mine community development initiatives.	SA operations	10%	10%	10%

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

53

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

15. BORROWINGS continued

Refinancing of facilities continued

Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Benefit/penalty for each financial year (basis points)	FY27	FY28	FY29
KPI			
Renewable energy	2	2	2
Water consumption	2	2	2
Mine community development spend	1	1	1

The current debt covenant tests remain unchanged under the new facilities.

Origination fees of R230 million were incurred for the facilities. These fees are regarded as an integral part of the effective interest rate of the facilities. Since no drawdowns on the facilities have taken place as at 30 June 2026, though still being regarded as probable in the future, these origination fees have been deferred and will be treated as a transaction cost when draw-down of the facilities takes place.

Interest bearing borrowings

	At	
Figures in million	30 June 2026 (Reviewed)	30 June 2025 (Audited)
Non-current borrowings		
R1.5 billion facility – green loan	—	124
US$400 million facility – sustainability linked	—	1 770
Total non-current borrowings	—	1 894
Current borrowings		
R1.5 billion facility – green loan	—	52
US$400 million facility – sustainability linked	**4 965**	7
US$1.25 billion facility – bridge facility	**4 511**	—
Total current borrowings	**9 476**	59

The following draw downs and repayments were made during the 2026 year:

- R1.5 billion facility – green loan: R176 million repayment.
- US$1.3 billion facility – bridge facility: Draw down of US$175 million (R3.0 billion) from facility A and US$700 million (R12.2 billion) from facility B. Subsequently a US$600 million (R10.0 billion) repayment was made on facility B.
- Senior syndicated facility – On 24 October 2025, Harmony took over the senior syndicated facility from MAC Copper amounting to US$223 million (R3.9 billion), which included both principal and accrued interest. On 28 October 2025, a payment of US$223 million (R3.8 billion) was made to Citicorp International Limited in full as final settlement of the MAC Copper senior debt.
- US$300 million facility – revolving credit facility: US$200 million (R3.3 billion) draw down.

The debt covenant tests for both the Rand and the US$ facilities are as follows:

- The group's interest cover ratio shall be more than five times (EBITDA[1]/ Total Interest paid)
- Leverage[2] shall not be more than 2.5 times.

[1] *Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment, restructuring cost and gains/losses on disposal of property, plant and equipment.*

[2] *Leverage is defined as total net debt to EBITDA.*

Loan covenants tests were performed for the loans for the year ended 30 June 2026 and no breaches were noted. For the June 2026 year, the group's interest cover ratio was 49.7 times (2025: 97.3 times) while the group's leverage was 0.02 (2025: negative 0.4). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.

	Year ended	
Figures in million	30 June 2026 (Reviewed)	30 June 2025 (Audited)
Translation gain on US$ facilities	**888**	46
Rand/US$ exchange rate:		
Closing/spot	**16.39**	17.75
Average	**16.89**	18.15

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

54

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

16. TRADE AND OTHER PAYABLES

The increase of R2.1 billion comprises increases in trade payables of R665 million and shaft accruals of R707 million, respectively, mainly due to the timing of payments and invoice receipts. Further to this, payroll-related liabilities increased by R207 million during the year.

17. CONTINGENT CONSIDERATION LIABILITY

	At	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Mponeng	**433**	676
Eva Copper	**540**	781
CSA (a)	**1 147**	—
Total contingent consideration liabilities	**2 120**	1 457

Reconciliation of the contingent consideration liabilities:

	At	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Balance at beginning of the year	**1 457**	965
CSA acquired through MAC Copper acquisition	**3 312**	—
Remeasurement of contingent consideration	**634**	830
Payment of contingent considerations[1]	**(3 115)**	(338)
Foreign exchange translation	**(168)**	—
Balance at end of the year	**2 120**	1 457
Current portion of contingent consideration	**239**	481
Non-current portion of contingent consideration	**1 881**	976

[1] *The payments predominantly relate to the first and second contingent copper consideration of R1.3 billion and R1.2 billion respectively. The contingent copper consideration payments became payable following the fulfilment of the required conditions in October 2025 and March 2026 respectively.*

(a) The increase in the contingent consideration liability is mainly as a result of the MAC acquisition. The contingent consideration arrangement existed prior to Harmony's acquisition of MAC Copper and originated with MAC Copper's acquisition of CSA from Glencore on 15 June 2023. These obligations include:

- copper price-linked contingent consideration; and
- a net smelter return (NSR) royalty contingent consideration.

Copper price-linked contingent consideration

The copper contingent consideration totals US$150 million, structured as two unsecured and fully subordinated contingent payments of US$75 million each (the first contingent copper payment and the second contingent copper payment). These amounts become payable only if the following price-based conditions are met over the life of the mine:

- First contingent copper payment: The average daily LME closing copper price exceeds US$4.25/lb (US$9 370/mt) for any rolling 18-month period from 15 June 2023 and
- Second contingent copper payment: The average daily LME closing copper price exceeds US$4.50/lb (US$9 920/mt) for any rolling 24-month period from 15 June 2023.

Both price-based conditions were met during the financial year and as at 30 June 2026, Harmony has settled all the obligations relating to this contingent consideration arrangement.

NSR royalty contingent consideration:

Under the NSR agreement, Cobar Management Proprietary Limited (CMPL) is required to pay Glencore a 1.5% NSR royalty on all marketable, metal-bearing copper material produced from the mining tenure held by CMPL at 15 June 2023. The NSR royalty contingent consideration is measured at fair value through profit or loss. Refer to note 19 for the details of the valuation.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
55
HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

18. STREAMING ARRANGEMENTS

Accounting policy

Streaming arrangements with OR Royalties

The group has copper and silver streaming arrangements with OR Royalties, which have been accounted for as financial liabilities containing embedded derivatives in accordance with IFRS 9, *Financial Instruments*. The embedded derivatives relate to the applicable commodity price exposure within the contractual delivery obligations. The copper streaming arrangement also includes an embedded derivative relating to a buy-down option. The embedded derivatives have been separated from the host contracts and are measured at fair value through profit or loss.

On initial recognition in accordance with IFRS 3, *Business Combinations*, the copper and silver host contract financial liabilities were recognised at fair values of R2.3 billion and R2.9 billion, respectively, while the embedded derivatives were recognised at fair values of R209 million asset (copper compound derivative) and Rnil (silver derivative).

Subsequent to initial recognition

(i) Host contracts (financial liabilities)

The host contracts are measured at amortised cost using the effective interest method. Interest expense is calculated by applying the effective interest rates of 12.1% (copper) and 11.4% (silver) to the respective amortised cost carrying amounts and is recognised in finance costs.

When expected future physical deliveries of the applicable commodity are revised due to changes in mine production or reserve estimates, the carrying amount of the financial liability is recalculated as the present value of revised estimated future cash flows discounted at the original effective interest rate (in accordance with IFRS 9 paragraph B5.4.6). The resulting catch-up adjustment is recognised immediately in finance costs.

(ii) Embedded derivatives

The embedded derivatives measured at fair value through profit or loss at each reporting period, with changes in fair value recognised in fair value movements on streaming arrangements. Fair value is determined using Level 3 inputs within the fair value hierarchy (see note 19 for details on the fair value measurement).

The streaming arrangement liabilities are presented separately on the condensed consolidated balance sheet as streaming contract liabilities, split between current and non-current portions based on expected delivery schedules.

	Year ended	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Copper stream (a)	2 403	—
– Copper host debt	2 256	—
– Copper compound derivative	147	—
Silver stream (b)	3 332	—
– Silver host debt	2 807	—
– Silver derivative	525	—
Total streaming contract liabilities	5 736	—
Current portion of streaming contract liabilities	455	—
Non-current portion of streaming contracts liabilities	5 281	—

(a) Effective 16 June 2023, MAC Copper, a subsidiary of Harmony as of 24 October 2025, entered into a copper purchase agreement (copper stream) with OR Royalties. Under the terms of the copper stream, in exchange for an upfront cash deposit of up to US$75 million (available copper deposit), the group is required to deliver an amount of refined copper to OR Royalties in the form of purchased copper warrants. The deliveries to OR Royalties are equal to the copper stream percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA mine during the life of the mine. On 16 June 2023, the full amount of the available copper deposit was drawn to finance, in part, the initial acquisition of the CSA mine by MAC Copper. As of 30 June 2026, 2 100 tonnes of copper has been delivered towards the copper stream with OR Royalties. As part of the acquisition of MAC Copper, Harmony has assumed the obligations enforced by the copper stream.

The copper stream percentages are the following:

Time period	Copper stream percentage
24 October 2025 to 16 June 2028	3.00% (First stream percentage)
17 June 2028 until 33 000 metric tons of refined copper delivered to OR Royalties (Threshold quantity)	4.875% (Second-threshold stream percentage)
Thereafter from the date that the threshold quantity has been met	2.25% (Tail stream percentage)

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

56

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

18. STREAMING ARRANGEMENTS continued

(a) Copper stream continued

Harmony may elect to reduce the copper stream percentage and the threshold quantity on 16 June 2028 to the amounts and percentages in the table below upon making a one-time payment of US$40 million or US$20 million (buy-down option). The buy-down option is an embedded derivative measured at fair value through profit or loss, taking into account the likelihood of the group exercising the option.

	Buy-down: Option 1	Buy-down: Option 2
Buy-down amount	US$40 million	US$20 million
Second-threshold stream percentage	3.25%	4.0625%
Tail stream percentage	1.50%	1.8750%
Threshold quantity	23 900 tonnes	28 450 tonnes

In addition to the copper deposit, the group will receive ongoing cash payments for refined copper delivered equal to 4% (copper cash price) of the cash settlement price for one tonne of refined copper quoted by the LME on the date prior to the date of delivery (copper market price). Until the copper deposit is reduced to US$nil, the difference between the copper market price and the copper cash price will be credited against the outstanding copper deposit. After the copper deposit is reduced to US$nil, the group will continue to receive the copper cash price for each tonne of refined copper delivered. As at 30 June 2026, the outstanding copper deposit was US$52.7 million (R864.5 million).

Reconciliation of the copper host debt:

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Balance at beginning of year	—	—
Acquired through MAC Copper acquisition	**2 335**	—
Finance cost	**166**	—
Copper warrants delivered	**(125)**	—
Foreign exchange translation	**(120)**	—
Balance at end of year	**2 256**	—
– Current	**134**	—
– Non-current	**2 122**	—

Reconciliation of copper compound derivative:

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Balance at beginning of year	—	—
Acquired through MAC Copper acquisition	**(209)**	—
Fair value movement	**361**	—
Foreign exchange translation	**(5)**	—
Balance at end of year	**147**	—
– Current	**32**	—
– Non-current	**115**	—

(b) Effective 16 June 2023, MAC Copper entered into a silver purchase agreement (silver stream) with OR Royalties. Under the terms of the silver stream, in exchange for an upfront cash deposit of US$75 million (silver deposit), the group is required to deliver to OR Royalties an amount of refined silver, in the form of purchased silver credits. The deliveries to OR Royalties are equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA Mine during the life of mine. On 16 June 2023, the full amount of the silver deposit was drawn to finance, in part, the initial acquisition of the CSA Mine by MAC Copper. As of 30 June 2026, 1 276 429 ounces of silver has been delivered towards the silver stream with OR Royalties. As part of the acquisition of MAC Copper, Harmony has assumed the obligations enforced by the silver stream. In addition to the silver deposit, the group will receive ongoing cash payments for refined silver delivered equal to 4% (silver cash price) of the silver price quoted by the London Bullion Market Association (LBMA) for one ounce of refined silver on the day prior to the date of delivery (silver market price). Until the silver deposit is reduced to US$nil, the difference between the silver market price and the silver cash price will be credited against the outstanding silver deposit. After the silver deposit is reduced to US$nil, the group will continue to receive the silver cash price for each ounce of refined silver delivered. As at 30 June 2026, the outstanding silver deposit was US$28.0 million (R459.2 million).

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

57

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

18. STREAMING ARRANGEMENTS continued

(b) Silver stream continued

Reconciliation of silver host debt:

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Balance at beginning of year	—	—
Acquired through MAC Copper acquisition	2 929	—
Finance cost	261	—
Silver credits delivered	(232)	—
Foreign exchange translation	(151)	—
Balance at end of year	**2 807**	—
– Current	**244**	—
– Non-current	**2 563**	—

Reconciliation of silver derivative:

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Balance at beginning of year	—	—
Fair value movement	493	—
Foreign exchange translation	32	—
Balance at end of year	**525**	—
– Current	**44**	—
– Non-current	**481**	—

19. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as majority of revenues are denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.

Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.

The Rand strengthened during the 2026 year from a closing rate of R17.75/US$1 on 30 June 2025 to R16.39/US$1 on 30 June 2026. The strengthening of the Rand resulted in the average locked-in rates being higher than the spot exchange rate at 30 June 2026, which had a positive impact on the contracts that matured during the period as well as those that were outstanding as at 30 June 2026. The strengthening of the Rand also had a positive impact on the translation of the US$ debt facilities at 30 June 2026. Refer to note 15 for detail.

Translation of the international net assets was impacted by the acquisition of MAC Copper and the strengthening of the Rand against the Australian dollar from R11.68/A$1 at 30 June 2025 to R11.35/A$1 on 30 June 2026. The impact was partially offset by the Kina weakening against the Australian dollar from a closing rate of PGK2.72/A$1 on 30 June 2025 to PGK3.09/A$1 on 30 June 2026. The translation from Kina to Australian dollar and Australian dollar to Rand combined with the average rate at which income statement items were translated at resulted in a foreign exchange translation loss of R2.4 billion for the year.

The relevant exchange rates traded in the following ranges:

	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
R/US$ foreign exchange rate range for the year	**15.73 – 18.20**	17.10 – 19.75
R/A$ foreign exchange rate range for the year	**10.96 – 12.05**	11.29 – 12.41
A$/PGK foreign exchange rate range for the year	**2.67 – 3.20**	2.42 – 2.75

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
58
HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

19. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, silver (in the case of Hidden Valley), uranium (in the case of Moab Khotsong) and copper (following the acquisition of MAC Copper). Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. During the year under review, the group's cash inflows from uranium were managed by way of a forward contract, whereby uranium prices are predetermined for a fixed amount of uranium production. The limit for gold hedging as set by the Board continues to be 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, 50% of silver exposure over a 24-month period and 50% for uranium exposure over a 60-month period. As part of the MAC Copper acquisition, Harmony took over the copper derivative contracts related to production at the CSA copper mine. As at 30 June 2026, all the copper derivative contracts had matured. The limit set by the Board for copper contracts going forward is 20% of copper production over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.

A higher average price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price, which had a negative impact on the gold forward hedging contracts that matured during the period. However, the decrease in the gold price during the latter part of the year had a positive impact on the outstanding contracts, thus reducing the derivative liability as at 30 June 2026. Similarly, the average floor prices were also lower than the gold spot price of the remaining gold zero cost collar contracts, positively impacting their valuation as at 30 June 2026.

Gold, copper and silver traded in the following ranges:

	Year ended	
	30 June 2026 (Reviewed)	30 June 2025 (Audited)
Gold price range in US$/oz for the year	3 275 – 5 399	2 329 – 3 432
Copper price range in US$/tonne for the year	9 607 - 14 083	n/a
Silver price range in US$/oz for the year	36.06 – 116.58	26.60 – 37.25

Interest rate risk

With inflation rates easing and economies recovering, central banks continued to reduce interest rates for majority of the year ended 30 June 2026, with the South African repo rate only increasing in May 2026. The reduced interest rates had a positive impact on Harmony's cost of borrowings compared to the prior year. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. Further to this, the decreased interest rates have lowered bond yields, and this has resulted in a decrease in discount rates. This impact can be seen in the change in the environmental rehabilitation provision. Refer to note 14 for further information. The audit and risk committee reviews the group's risk exposure quarterly.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.

At 30 June 2026, the national scale investment grade rating of the major South African banks remained unchanged at AA+ and the majority of the group's Australian counterparts remained at AA-, which is in line with the group's credit risk policy. An assessment of the expected losses (ECLs) for the financial instruments measured at amortised cost resulted in an immaterial amount for each instrument.

Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

Liquidity risk

At 30 June 2026, current liabilities exceeded current assets, primarily due to short-term interest-bearing borrowings. In June 2026, the group finalised the refinancing of its existing debt facilities and intends to use the new facilities to extinguish all existing debt. Refer to note 26 for details. The group therefore has access to sufficient committed facilities to meet its obligations as they fall due. The group remains in compliance with all financing covenants, and the directors are satisfied that the group has adequate resources to continue in operational existence for the foreseeable future.

Capital risk management

The group made repayments of R14.0 billion during the year ended 30 June 2026 (2025: R50 million). Refer to note 15 for further details. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming capital expenditure on the various growth projects and acquisitions. Net cash/(debt) is as follows:

	At	
Figures in million	30 June 2026 (Reviewed)	30 June 2025 (Audited)
Cash and cash equivalents	8 624	13 101
Borrowings	(9 476)	(1 953)
Net cash/(debt)	**(852)**	11 148

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

59

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

19. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)

Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group's assets and liabilities measured at fair value by level within the fair value hierarchy:

		At	
Figures in million	**Fair value hierarchy level**	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Fair value through other comprehensive income financial instruments			
Other non-current assets (a)	Level 1	**46**	—
Other non-current assets (a)	Level 3	**147**	107
Restricted cash and investments (b)	Level 1	**449**	384
Fair value through profit or loss financial instruments			
Restricted cash and investments (b)	Level 2	**1 962**	1 828
Derivative financial assets (c)	Level 2	**2 391**	568
Derivative financial liabilities (c)	Level 2	**(4 531)**	(7 747)
Trade and other receivables (d)	Level 2	**735**	86
Loan to ARM BBEE Trust (e)	Level 3	**29**	45
Contingent consideration liabilities (f)	Level 3	**(2 120)**	(1 457)
Streaming contract liabilities (g)	Level 3	**(672)**	—

(a) The level 1 valued assets comprise of listed equity securities held by MAC Copper and are designated at fair value through other comprehensive income. The level 3 valued instruments comprise mainly of the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at 30 June 2026. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b) The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c) The mark-to-market remeasurement of the derivative contracts (refer to note 10 for further details) was determined as follows:

- Foreign exchange contracts comprise of zero cost collars: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve)
- Rand gold forward sale contracts: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
- US$ gold forward sale contracts: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
- Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate
- Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities
- US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities

(d) The fair value of receivables arising from copper and silver concentrate sales contracts at 30 June 2026 which contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which have the characteristics of a commodity derivative, are classified within Level 2 of the fair value hierarchy.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

60

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 61 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2026 (RAND) 19. FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED Fair value determination CONTINUED (e) At 30 June 2026, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 11.2% (2025: 11.5%). A 22 basis points (2025: 28 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. During the 2026 year, repayments to the value of R23 million (2025: R28 million) were received. Refer to the condensed consolidated statement of cash flows. (f) Contingent consideration liabilities consist of the following: • Mponeng operation The contingent consideration related to the Mponeng operation was determined using the expected gold production profile for Mponeng. At 30 June 2026, the liability was valued at R433 million (2025: R676 million), using a discounted cash flow valuation method at a post-tax real rate of 11.1% (2025: 10.8%). Should the expected gold production profile increase by 10.8% or decrease by 10.8%, the contingent consideration liability would increase by R157 million (2025: R319 million at 11.5%) or decrease by R157 million (2025: R319 million at 11.5%) respectively. This represents reasonably expected changes which were determined based on the average variance between the planned production and the actual production achieved over a number of years. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. • Eva Copper The contingent consideration for Eva Copper is valued at R540 million (2025: R781 million), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.1% (2025: 11.4%). A long-term copper price of US$4.78/lbs (2025: US$4.25/lbs) was applied in the valuation. A 11.3% change (2025: 11.8%) in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long- term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. • NSR royalty The NSR royalty was valued at R1.1 billion, using a discounted cash flow valuation, discounted at a post-tax real discount rate of 7%. The valuation is determined using the present value of the expected discounted cash flows over the expected life-of-mine of CSA. Expected cash flows are determined by making use of market analyst forecasts of the copper price and after deducting for the estimated treatment and refining charges in terms of the existing offtake agreement with Glencore. Should the long-term copper price either increase or decrease by 11.3% , which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, the fair value of the royalty liability would increase or decrease by R131 million respectively. (g) The streaming contract liabilities balance includes a copper compound and silver embedded derivative valued at R147 million and R525 million, respectively. These liabilities were assumed by the group on acquisition of MAC Copper and are measured at fair value through profit or loss. Refer to note 18. • The copper compound derivative relates to the embedded copper price within the copper stream and the buy-down option. The copper compound derivative is valued using a copper future curve simulation valuation model and a Monte-Carlo valuation for the buy-down option at each reporting date. The following key assumptions were used in the valuation of the copper compound derivative: Copper spot price of US$13 279 per tonne, LME Copper implied volatility of 22.3% and own credit spread 8.4%. In isolation, at 30 June 2026, a 10% increase/ decrease in copper spot price, which would represent a reasonably possible change based on the standard deviation of market analysts' short-term forecasts of the copper price, would not cause a material change in the fair value of the copper stream embedded derivative liability. • The silver derivative relates to the embedded silver price within the silver stream. The silver derivative is valued using a silver future curve simulation valuation model at each reporting date. The following key assumptions were used in the valuation of the silver derivative: Silver spot price of US$58.26/oz and own credit spread of 7.7%. In isolation, at 30 June 2026, a 20% increase/decrease in silver spot price, which would represent a reasonably possible change based on the standard deviation of market analysts' short-term forecasts of the silver price, would not cause a material change in the fair value of the silver derivative liability. The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

20. ADDITIONAL CASH FLOW INFORMATION

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Reviewed) Restated[1]
Reconciliation of profit before taxation to cash generated by operations		
Profit before taxation[1]	**38 358**	21 179
Adjustments for:		
Amortisation and depreciation[1]	**7 336**	4 979
Reversal of impairment of assets	**(2 779)**	—
Share-based payments	**758**	699
Net decrease in provision for post-retirement benefits	**—**	(3)
Payment for the transfer of post-retirement medical benefit liability	**—**	(350)
Net increase/(decrease) in provision for environmental rehabilitation	**(12)**	140
(Profit)/loss on sale of property, plant and equipment	**75**	(8)
Loss on scrapping of property, plant and equipment	**116**	164
Profit from associates	**(159)**	(106)
Impairment (loss)/reversal on investments in associate	**(23)**	23
Investment income	**(1 439)**	(1 504)
Finance costs	**1 663**	698
Inventory-related adjustments	**(649)**	(141)
Foreign exchange translation differences	**(1 674)**	(11)
Non-cash portion of losses on derivatives	**620**	463
Net day one gain included in revenue	**(118)**	(116)
Fair value movements on streaming arrangements	**854**	—
Streaming contract revenue	**—**	(86)
Silicosis settlement provision – net	**(28)**	(14)
Contingent consideration remeasurement	**634**	830
Copper warrants delivered	**(125)**	—
Silver credits delivered	**(232)**	—
Other non-cash adjustments	**50**	33
Effect of changes in operating working capital items		
Increase in Receivables	**(1 879)**	(1 242)
Increase in Inventories	**(280)**	(273)
Increase in Payables[1]	**1 196**	968
Cash generated by operations	**42 263**	26 322

[1] *Refer to note 25 for further detail on restatement.*

Additional cash flow information

(a) The increase in cash generated by operations is primarily due to higher revenue earned. Refer to note 2 for further detail. The increase was slightly offset by the increase in operational costs such as production costs and royalties. Refer to note 3 for further detail.

(b) Additions to property, plant and equipment:

Figures in million	Year ended 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Capital expenditure – operations	**11 996**	10 268
Capital and capitalised exploration and evaluation expenditure	**4 678**	857
Additions resulting from stripping activities	**1 171**	730
Total additions to property, plant and equipment	**17 845**	11 855

(c) Cash and cash equivalents comprises cash on hand and demand deposits.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
62
HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

20. ADDITIONAL CASH FLOW INFORMATION continued

(d) Contingent consideration payments made:

	Year ended	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Mponeng	**(301)**	(338)
Eva Copper	**(256)**	—
CSA copper-linked contingent consideration	**(2 515)**	—
CSA NSR contingent consideration	**(43)**	—
Total cash payments made	**(3 115)**	(338)
Payments in excess of the initial fair value (operating cash flows)	**(577)**	—
Payments relating to initial fair value (investing cash flows)	**(2 538)**	(338)

Cash payments to settle contingent consideration arrangements that form part of the consideration transferred in a business combination are classified as investing cash flows, to the extent of the amount recognised at the acquisition date (including any measurement-period adjustments).

The acquisition date fair value of contingent consideration arrangements relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Any cash payments in excess of the amount recognised at the acquisition date, i.e. amounts arising from subsequent remeasurement or changes in estimates after the measurement period, are classified as operating cash flows by nature.

21. COMMITMENTS AND CONTINGENCIES

	At	
Figures in million	**30 June 2026 (Reviewed)**	**30 June 2025 (Audited)**
Capital expenditure commitments:		
Contracts for capital expenditure (a)	**15 027**	4 329
Authorised by the directors but not contracted for (b)	**20 992**	18 462
Total capital commitments	**36 019**	22 791

(a) The increase relates mainly to capital commitments of approximately R10 billion for the Eva Copper mine following the final investment decision on 24 November 2025.

(b) Capital commitments increased primarily due to major investments in the Sungazer 3 PV and West Wits reclamation and deposition projects, which increased by approximately R1.9 billion and R2.9 billion, respectively. This was partially offset by a R900 million decrease in Nooitgedacht TSF exploration following reduced activity, as well as a R500 million decline in the Sungazer 2 solar project expenditure as the project reaches completion in FY27.

Contingent liabilities

There were no significant changes to Harmony's contingent liabilities during the financial year ended 30 June 2026. For detailed disclosure on contingent liabilities, refer to Harmony's annual financial statements for the financial year ended 30 June 2025.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

63

HARMONY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

22. RELATED PARTIES

The following directors and prescribed officers owned shares in Harmony at year end. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

Name of director/prescribed officer	At 30 June 2026 (Reviewed)	At 30 June 2025 (Audited)
Executive directors		
Beyers Nel[1]	**146 502**	111 869
Boipelo Lekubo	**127 152**	86 985
Dr Harry Mashego	**95 936**	85 164
Prescribed officers		
Anton Buthelezi	**48 700**	27 934
Marian van der Walt	**93 626**	68 107
Johannes van Heerden	**114 017**	112 436
Urishanie Govender[2]	**—**	—
Floyd Masemula[3]	**—**	—
Jaco Boshoff[3]	**—**	—

[1] *Classified as executive director effective 1 January 2025.*

[2] *Classified as prescribed officer effective 1 October 2024.*

[3] *Classified as prescribed officer effective 1 January 2025.*

23. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

The segment report follows on page 69.

24. RECONCILIATION OF SEGMENT INFORMATION

Figures in million	Year ended 30 June 2026 (Reviewed)	Year ended 30 June 2025 (Reviewed) Restated[1]
Reconciliation of production profit to gross profit		
Revenue per segment report	**95 433**	70 732
– Revenue per condensed consolidated income statement	**99 238**	73 896
– Other metal sales treated as by-product credits in the segment report	**(3 062)**	(2 632)
– Toll treatment services (note 2)	**(743)**	(532)
Production costs per segment report	**(45 373)**	(40 517)
– Production costs per condensed consolidated income statement	**(48 435)**	(43 149)
– Other metal sales treated as by-product credits in the segment report	**3 062**	2 632
Production profit per segment report	**50 060**	30 215
Revenue not included in segments – Toll treatment services	**743**	532
Amortisation and depreciation	**(7 336)**	(4 979)
Toll treatment costs	**(533)**	(368)
Reversal of impairment of assets (note 3)	**2 779**	—
Other cost of sales items	**(1 131)**	(1 270)
Gross profit as per condensed consolidated income statement[1]	**44 582**	24 130

[1] *The reconciliation was done up to the first recognisable line item on the condensed consolidated income statement. The reconciliation will follow the condensed consolidated income statement after that.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

64

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

24. RECONCILIATION OF SEGMENT INFORMATION continued

Figures in million	At 30 June 2026 (Reviewed)	30 June 2025 (Audited)
Reconciliation of total segment assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets (a)	**1 399**	1 259
Undeveloped properties (b)	**723**	4 341
Other non-mining assets	**1 215**	776
Assets under construction (c)	**9 866**	2 510
Total	**13 203**	8 886

(a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant.

(b) Undeveloped properties comprise of the Target North and Wafi-Golpu's undeveloped properties. Eva Copper's undeveloped properties were transferred to assets under construction. Refer to (c) below.

(c) Assets under construction consist of the Wafi-Golpu and Eva Copper assets. On 24 November 2025, R2.9 billion undeveloped properties of Eva Copper were transferred to assets under construction following the approval of the final investment decision.

25. RESTATEMENT OF COMPARATIVE INFORMATION

(i) Correction of prior period error for misalignment of algorithm parameters of mine planning software

During the 2026 financial year, management identified a misstated alignment in algorithm parameters in the mine planning and scheduling programme used at the Tshepong North, Tshepong South and Doornkop operations. This misalignment of algorithm parameters occurred during the 2019 financial year with the implementation of the programme for these three operations. No other operations were affected by this misalignment.

The misalignment resulted in the overstatement of scheduled square meters mined in the LOM plan, which affected tonnes milled and kilograms produced. Because the scheduling outputs feed into the reserve declaration process, this overstatement led to an overstatement of declared Mineral Reserves, notwithstanding that the underlying geological model and Mineral Resource estimates remained unchanged and unaffected by the misalignment. The misalignment only pertained to forecasted production as included in LOM plans, and did not impact actual production results or declared Mineral Resources since FY19.

The overstatement of Mineral Reserves and kilograms produced within each operation's LOM plan since the 2019 financial year has been quantified as follows:

- Doornkop: 23.0% overstated over LOM
- Tshepong South: 24.5% overstated over LOM
- Tshepong North: 19.5% overstated over LOM.

The financial reporting areas with a resultant impact from the error are as follows:

Impact on deferred tax rate changes

The decrease in kilograms produced in the LOM plans resulted in a change in profitability which affected the determined deferred tax rates. These changes in deferred tax rates impacted the deferred tax liabilities and assets stemming from all temporary differences relevant to the legal entities of these affected operations. Implementing the decreases in kilograms produced for the operations' LOM plans resulted in shortened years of operation. The FY25 deferred tax rates for Harmony, Randfontein and Freegold changed from 20.8%, 17.2% and 17.4% to 20.3%, 15.7% and 17.2% respectively, while the FY24 deferred tax rates changed from 26.4%, 12.3% and 12.6% to 25.4%, 9.9% and 11.7% respectively.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

65

HARMONY

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 66 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2026 (RAND) 25. RESTATEMENT OF COMPARATIVE INFORMATION continued (i) Correction of prior period error for misalignment of algorithm parameters of mine planning software continued Impact on depreciation based on the unit-of-production method As the misalignment resulted in the overstatement of Mineral Reserves, it directly affected depreciation calculations using the unit-of-production method. Where the scheduled area or volume was overstated, the total expected units of production used as the denominator in the depreciation calculation was inflated. This would result in a lower depreciation charge per unit in each period than is warranted by the asset's actual use. Management has recalculated depreciation from FY20 to FY26, being the period that the depreciation expenses was understated, based on the corrected Mineral Reserves for the operations in question. The deferred tax resulting from the change in temporary differences related to property, plant and equipment has also been determined. The misalignment resulted in the following: At Figures in million 30 June 2025 (Reviewed) 1 July 2024 (Reviewed) Condensed consolidated balance sheet Property, plant and equipment (Mining assets) overstated 636 500 Deferred tax assets understated 2 1 Retained earnings overstated 457 317 Deferred tax liabilities overstated 177 182 Year ended Figures in million 30 June 2025 (Reviewed) Condensed consolidated income statement Cost of Sales (Depreciation) understated 137 Gross profit, Operating profit and Profit before taxation overstated 137 Taxation (deferred tax expense) understated 3 Net profit overstated 140 Basic, Diluted and Headline earnings per share overstated (cents) 23

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

25. RESTATEMENT OF COMPARATIVE INFORMATION continued

(ii) Correction of prior period error related to the constructive obligation of the payroll provisions and accruals

During the 2026 financial year, management adjusted the timing of the group's payroll provisions and accruals, based on a revised view of whether a constructive obligation existed at the reporting period end. These amounts were previously recorded in the financial year when the payments were made.

This error had resulted in the following:

Figures in million	At 30 June 2025 (Reviewed)	1 July 2024 (Reviewed)
Condensed consolidated balance sheet		
Deferred tax assets understated	**10**	15
Retained earnings overstated	**836**	976
Deferred tax liabilities overstated	**126**	91
Trade and other payables understated	**972**	1 082

Figures in million	Year ended 30 June 2025 (Reviewed)
Condensed consolidated income statement	
Cost of Sales (Production costs) overstated	**6**
Gross profit understated	**6**
Corporate, admin and other expenditure overstated	**47**
Other operating expenses overstated	**57**
Operating profit and Profit before taxation understated	**110**
Taxation (deferred tax expense) overstated	**30**
Net profit understated	**140**
Basic, Diluted and Headline earnings per share understated (cents)	**23**

Management has therefore restated the condensed consolidated balance sheet and condensed consolidated statement of changes in shareholders' equity for both 2024 and 2025 financial years. The condensed consolidated income statement and condensed consolidated statement of comprehensive income for the 2025 financial year has also been restated. These restatements had no impact on the condensed consolidated statement of cash flows, while the cash generated by operations note has been updated to reflect the restated amounts for depreciation and the movements in working capital of trade and other payables.

The combined changes to the condensed consolidated income statement for the year ended 30 June 2025 are as follows:

Figures in million	For the year ended 30 June 2025 Reported	Restated	Adjustment
Cost of sales	(49 635)	(49 766)	(131)
Production cost	(43 155)	(43 149)	6
Amortisation and depreciation	(4 842)	(4 979)	(137)
Gross profit	24 261	24 130	(131)
Corporate, administration and other expenditure	(1 647)	(1 600)	47
Other operating expenses	(346)	(289)	57
Operating profit	20 357	20 330	(27)
Profit before taxation	21 206	21 179	(27)
Taxation	(6 658)	(6 631)	27
Deferred taxation	(2 486)	(2 459)	27
Net profit for the year	14 548	14 548	—
Attributable to:			
Owners of the parent	14 384	14 384	—
Earnings per ordinary share (cents)			
Basic earnings	2 313	2 313	—
Diluted earnings	2 288	2 288	—

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

67

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2026 (RAND)

25. RESTATEMENT OF COMPARATIVE INFORMATION continued

(ii) Correction of prior period error related to the constructive obligation of the payroll provisions and accruals continued

The changes to the condensed consolidated balance sheet as at 1 July 2024 and 30 June 2025 are as follows:

	As at 30 June 2025			As at 1 July 2024		
Figures in million	**Reported**	**Restated**	**Adjustment**	**Reported**	**Restated**	**Adjustment**
ASSETS						
Non-current assets						
Property, plant and equipment	48 269	47 633	(636)	41 348	40 848	(500)
Deferred tax assets	114	126	12	140	156	16
Total non-current assets	56 197	55 573	(624)	48 963	48 479	(484)
Total assets	77 503	76 879	(624)	60 460	59 976	(484)
EQUITY AND LIABILITIES						
Share capital and reserves						
Attributable to equity holders of the parent company	48 235	46 942	(1 293)	40 774	39 481	(1 293)
Retained earnings	14 584	13 291	(1 293)	2 238	945	(1 293)
Total equity	48 512	47 219	(1 293)	40 949	39 656	(1 293)
Non-current liabilities						
Deferred tax liabilities	4 475	4 172	(303)	2 951	2 678	(273)
Total non-current liabilities	16 603	16 300	(303)	12 152	11 879	(273)
Current liabilities						
Trade and other payables	6 652	7 624	972	5 477	6 559	1 082
Total current liabilities	12 388	13 360	972	7 359	8 441	1 082
Total equity and liabilities	77 503	76 879	(624)	60 460	59 976	(484)

26. SUBSEQUENT EVENTS

(a) On 2 July 2026, a drawdown was made related to the US$ RCF and AUD Term loan of US$400 million and A$250 million respectively. These funds were utilised to settle the US$ RCF of US$200 million, US$ term loan of US$100 million and the US$ bridge facility of US$275 million owing under the Group's existing facilities. Following the receipt and application of the funds, the refinancing was implemented, resulting in the new facilities becoming effective and the Group's debt maturity profile being extended.

(b) On 14 August 2026, Mr Frans Lombard was appointed as lead independent director of Harmony in addition to his membership of the Audit and Risk Committee.

(c) On 26 August 2026, a final dividend of 750 SA cents per ordinary share was declared, payable on 12 October 2026.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

68

HARMONY

SEGMENT REPORT (RAND/METRIC)

FOR THE YEAR ENDED 30 JUNE 2026 (REVIEWED)

	Revenue[1] 30 June		Production cost[2] 30 June		Production profit/(loss)[2] 30 June		Segment assets[2] 30 June		Capital expenditure[#] 30 June		Production[*] 30 June		Tonnes milled[*] 30 June	
	2026	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025
Gold	R million		R million		R million		R million		R million		Au kg / Cu t		t'000	
South Africa Underground																
Moab Khotsong	**10 775**	9 455	**6 107**	5 235	**4 668**	4 220	**10 040**	8 023	**2 380**	2 427	**5 182**	6 184	**748**	753
Mponeng	**19 571**	16 079	**7 850**	7 046	**11 721**	9 033	**7 595**	6 051	**2 146**	2 043	**9 561**	10 370	**896**	920
Tshepong North	**8 343**	4 447	**3 775**	3 097	**4 568**	1 350	**4 008**	2 377	**838**	695	**3 977**	2 900	**776**	673
Tshepong South	**5 191**	4 233	**3 340**	2 919	**1 851**	1 314	**3 090**	2 379	**610**	570	**2 541**	2 739	**444**	448
Doornkop	**5 834**	4 158	**3 424**	3 245	**2 410**	913	**5 320**	4 264	**1 091**	914	**2 851**	2 720	**856**	742
Joel	**2 873**	2 484	**2 106**	1 864	**767**	620	**1 462**	1 437	**330**	270	**1 399**	1 634	**376**	374
Target 1	**2 865**	2 161	**2 689**	2 536	**176**	(375)	**2 025**	2 067	**402**	491	**1 409**	1 387	**406**	391
Kusasalethu	**6 465**	5 594	**4 464**	4 000	**2 001**	1 594	**1 023**	690	**371**	461	**3 198**	3 629	**520**	544
Masimong	**3 231**	2 245	**2 288**	1 973	**943**	272	**118**	62	**89**	111	**1 562**	1 478	**415**	424
Surface																
Mine Waste Solutions	**5 507**	4 458	**2 434**	2 221	**3 073**	2 237	**4 974**	4 563	**674**	1 061	**2 680**	2 996	**24 986**	23 054
All other surface operations	**8 881**	7 495	**3 951**	3 925	**4 930**	3 570	**2 220**	1 479	**756**	334	**4 200**	4 879	**17 261**	18 787
Total South Africa	**79 536**	62 809	**42 428**	38 061	**37 108**	24 748	**41 875**	33 392	**9 687**	9 377	**38 560**	40 916	**47 684**	47 110
International																
Hidden Valley	**12 396**	7 923	**1 320**	2 456	**11 076**	5 467	**5 454**	5 355	**2 431**	1 620	**5 904**	5 107	**3 720**	3 787
Total international	**12 396**	7 923	**1 320**	2 456	**11 076**	5 467	**5 454**	5 355	**2 431**	1 620	**5 904**	5 107	**3 720**	3 787
Total gold	**91 932**	70 732	**43 748**	40 517	**48 184**	30 215	**47 329**	38 747	**12 118**	10 997	**44 464**	46 023	**51 404**	50 897
Copper																
International																
CSA Mine	**3 501**	—	**1 625**	—	**1 876**	—	**31 325**	—	**1 049**	—	**18 207**	—	**485**	—
Total international	**3 501**	—	**1 625**	—	**1 876**	—	**31 325**	—	**1 049**	—	**18 207**	—	**485**	—
Total copper	**3 501**	—	**1 625**	—	**1 876**	—	**31 325**	—	**1 049**	—	**18 207**	—	**485**	—
Total operations	**95 433**	70 732	**45 373**	40 517	**50 060**	30 215	**78 654**	38 747	**13 167**	10 997				
Reconciliation of the segment information to the condensed consolidated income statement and condensed consolidated balance sheet (refer to note 24)	**3 805**	3 164	**3 062**	2 632	**743**	532	**13 203**	8 886	**—**	—				
	99 238	73 896	**48 435**	43 149	**50 803**	30 747	**91 857**	47 633	**13 167**	10 997				

\# *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R4.7 billion (2025: R857 million).*

* *Production statistics are unaudited and not reviewed.*

1 *Segment revenue consists of revenue from the sale of gold, copper, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

2 *Refer to note 25 for further detail on restatement.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

69

HARMONY

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2026	Year ended 30 June 2025
Revenue	**5 876**	4 071
Cost of sales	**(3 236)**	(2 741)
Production costs	**(2 868)**	(2 377)
Amortisation and depreciation	**(434)**	(274)
Reversal of impairment of assets	**165**	—
Other items	**(99)**	(90)
Gross profit	**2 640**	1 330
Corporate, administration and other expenditure	**(116)**	(88)
Exploration expenditure	**(37)**	(50)
Losses on derivatives	**(59)**	(3)
Foreign exchange translation gains/(loss)	**41**	(6)
Contingent consideration remeasurement	**(38)**	(46)
Other operating expenses	**(25)**	(16)
Operating profit	**2 406**	1 121
Acquisition-related costs	**(82)**	(2)
Share of profits from associates	**9**	6
Impairment loss/(reversal) on investments in associate	**1**	(1)
Fair value movements on streaming arrangements	**(51)**	—
Investment income	**85**	83
Finance costs	**(98)**	(38)
Profit before taxation	**2 270**	1 169
Taxation	**(527)**	(365)
Current taxation	**(538)**	(230)
Deferred taxation	**11**	(135)
Net profit for the year	**1 743**	804
Attributable to:		
Non-controlling interest	**6**	9
Owners of the parent	**1 737**	795
Earnings per ordinary share (cents)		
Basic earnings	**278**	127
Diluted earnings	**274**	126

The convenience translation condensed consolidated income statement utilises the currency conversion average rate for the year ended 30 June 2026: US$1 = R16.89 (30 June 2025: US$ = R18.15) for all line items.

Note on convenience translations

The US dollar convenience financial information included in these condensed financial statements on pages 70 to 74 has been prepared to enable shareholders to interpret the financial performance in a universally measured currency. Ernst & Young Inc. have issued an assurance report on the compilation thereof, which is included on page 31 of this document.

This US dollar convenience financial information constitutes pro forma financial information in terms of the JSE Listing Requirements. The pro forma financial information is presented for illustrative purposes only and is the responsibility of the Board. Due to its nature, the pro forma financial information may not fairly present Harmony's financial position, changes in equity, results of operations or cash flows. The underlying information used in the preparation of the pro forma financial information has been prepared using the Rand financial results included on pages 34 to 37 for the primary statements and page 69 for the segment report. The requirements of IAS 21 *The Effects of Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements.

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
70
HARMONY

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2026	Year ended 30 June 2025
Net profit for the year	**1 743**	804
Other comprehensive income for the year, net of income tax	**143**	(308)
Items that may be reclassified subsequently to profit or loss	**139**	(312)
Foreign exchange translation loss	**(141)**	(45)
Remeasurement of gold hedging contracts	**280**	(267)
Items that will not be reclassified to profit or loss	**4**	4
Total comprehensive income for the year	**1 886**	496
Attributable to:		
Non-controlling interest	**6**	9
Owners of the parent	**1 880**	487

The convenience translation condensed consolidated statement of comprehensive income utilises the currency conversion average rate for the year ended 30 June 2026: US$1 = R16.89 (30 June 2025: US$1 = R18.15).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2026 (CONVENIENCE TRANSLATION)

Figures in million	Share capital and premium	Retained earnings	Other reserves	Non-controlling interest	Total
Balance – 1 July 2025	**2 009**	**810**	**44**	**17**	**2 880**
Share-based payments	**—**	**—**	**46**	**—**	**46**
Net profit for the year	**—**	**1 791**	**—**	**6**	**1 797**
Other comprehensive income for the year	**—**	**—**	**147**	**—**	**147**
Dividends paid	**—**	**(266)**	**—**	**(6)**	**(272)**
Balance – 30 June 2026	**2 009**	**2 335**	**237**	**17**	**4 598**
Balance – 1 July 2024	1 855	53	315	10	2 233
Share-based payments	—	—	40	—	40
Net profit for the year	—	811	—	9	820
Other comprehensive income for the year	—	—	(315)	—	(315)
Dividends paid	—	(115)	—	(3)	(118)
Balance – 30 June 2025	1 855	749	40	16	2 660

The convenience translation condensed consolidated statement of changes in equity utilises the currency conversion closing rate for 30 June 2026: US$1 = R16.39 (30 June 2025: US$1 = R17.75).

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

71

HARMONY

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 30 June 2026	30 June 2025	1 July 2024
ASSETS			
Non-current assets			
Property, plant and equipment	**5 604**	2 684	2 246
Intangible assets	**—**	—	1
Goodwill	**157**	—	—
Restricted cash and investments	**467**	395	357
Investments in associates	**23**	11	9
Deferred tax assets	**68**	7	9
Other non-current assets	**28**	20	19
Derivative financial assets	**96**	13	25
Total non-current assets	**6 443**	3 130	2 666
Current assets			
Inventories	**297**	215	198
Restricted cash and investments	**3**	3	2
Trade and other receivables	**366**	225	143
Derivative financial assets	**50**	19	31
Cash and cash equivalents	**526**	738	258
Total current assets	**1 242**	1 200	632
Total assets	**7 685**	4 330	3 298
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company	**4 581**	2 644	2 171
Share capital and premium	**2 009**	1 855	1 811
Other reserves	**237**	40	308
Retained earnings	**2 335**	749	52
Non-controlling interest	**17**	16	10
Total equity	**4 598**	2 660	2 181
Non-current liabilities			
Deferred tax liabilities	**645**	235	147
Provision for environmental rehabilitation	**421**	344	283
Other provisions	**11**	11	29
Borrowings	**—**	107	98
Contingent consideration liabilities	**115**	55	47
Other non-current liabilities	**25**	16	15
Derivative financial liabilities	**66**	151	33
Streaming contract liabilities	**322**	—	—
Total non-current liabilities	**1 605**	919	652
Current liabilities			
Other provisions	**5**	4	1
Borrowings	**578**	3	—
Income tax payable	**53**	4	8
Trade and other payables	**592**	428	362
Contingent consideration liabilities	**15**	27	6
Derivative financial liabilities	**211**	285	83
Streaming contract liabilities	**28**	—	5
Total current liabilities	**1 482**	751	465
Total equity and liabilities	**7 685**	4 330	3 298

The convenience translation condensed consolidated balance sheet utilises the currency conversion closing rate for 30 June 2026 of US$1 = R16.39 (30 June 2025: US$1 = R17.75).

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
72
HARMONY

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	**30 June 2026**	**30 June 2025**
CASH FLOW FROM OPERATING ACTIVITIES		
Cash generated by operations	**2 502**	1 450
Dividends received	**—**	3
Interest received	**51**	45
Interest paid	**(42)**	(14)
Income and mining taxes paid	**(487)**	(236)
Payment of contingent consideration liability in excess of acquisition date fair value	**(34)**	—
Cash generated from operating activities	**1 990**	1 248
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in restricted cash and investments	**(2)**	(20)
Amounts refunded from restricted cash and investments	**—**	31
Acquisition of MAC Copper	**(1 010)**	—
Payments of contingent consideration liability relating to acquisition date fair value	**(150)**	(19)
ARM BBEE Trust loan repayment	**1**	2
Proceeds from disposal of property, plant and equipment	**4**	1
Additions to property, plant and equipment	**(1 057)**	(653)
Cash utilised by investing activities	**(2 214)**	(658)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings raised	**1 097**	12
Borrowings repaid	**(828)**	(3)
Dividends paid	**(264)**	(116)
Lease payments	**(25)**	(16)
Cash utilised by financing activities	**(20)**	(123)
Foreign currency translation adjustments	**32**	13
Net increase/(decrease) in cash and cash equivalents	**(212)**	480
Cash and cash equivalents – beginning of year	**738**	258
Cash and cash equivalents – end of year	**526**	738

The convenience translation condensed consolidated statement of cash flows utilises the currency conversion average rate for the year ended 30 June 2026: US$1 = R16.89 (30 June 2025: US$1 = R18.15).

The closing balance utilises the currency conversion closing rate for 30 June 2026: US$1 = R16.39 (30 June 2025: US$1 = R17.75).

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**
73
HARMONY

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2026 (CONVENIENCE TRANSLATION)

	Revenue[1] 30 June		Production cost 30 June		Production profit/(loss) 30 June		Segment assets 30 June		Capital expenditure[#] 30 June		Production[*] 30 June		Tons milled[*] 30 June	
	2026	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025
	US$ million		US$ million		US$ million		US$ million		US$ million		Au oz / Cu lbs'000		t'000	
Gold														
South Africa Underground														
Moab Khotsong	**638**	521	**362**	288	**276**	233	**613**	452	**141**	134	**166 605**	198 820	**825**	830
Mponeng	**1 159**	886	**465**	388	**694**	498	**463**	341	**127**	113	**307 392**	333 402	**987**	1 015
Tshepong North	**494**	245	**224**	171	**270**	74	**245**	134	**50**	38	**127 864**	93 237	**856**	743
Tshepong South	**307**	233	**198**	161	**109**	72	**189**	134	**36**	31	**81 694**	88 061	**489**	494
Doornkop	**345**	229	**203**	179	**142**	50	**325**	240	**65**	50	**91 662**	87 450	**945**	818
Joel	**170**	137	**125**	103	**45**	34	**89**	81	**20**	15	**44 979**	52 534	**415**	412
Target 1	**170**	119	**159**	140	**11**	(21)	**124**	116	**24**	27	**45 301**	44 593	**447**	432
Kusasalethu	**383**	308	**264**	220	**119**	88	**62**	39	**22**	25	**102 818**	116 675	**573**	599
Masimong	**191**	124	**135**	109	**56**	15	**7**	3	**5**	6	**50 219**	47 519	**458**	468
Surface														
Mine Waste Solutions	**326**	246	**144**	122	**182**	124	**304**	257	**40**	58	**86 164**	96 323	**27 552**	25 423
All other surface operations	**526**	412	**233**	216	**293**	196	**135**	83	**43**	20	**135 035**	156 864	**19 032**	20 717
Total South Africa	**4 709**	3 460	**2 512**	2 097	**2 197**	1 363	**2 556**	1 880	**573**	517	**1 239 733**	1 315 478	**52 579**	51 951
International														
Hidden Valley	**734**	436	**78**	135	**656**	301	**333**	302	**144**	89	**189 818**	164 193	**4 102**	4 177
Total international	**734**	436	**78**	135	**656**	301	**333**	302	**144**	89	**189 818**	164 193	**4 102**	4 177
Total gold	**5 443**	3 896	**2 590**	2 232	**2 853**	1 664	**2 889**	2 182	**717**	606	**1 429 551**	1 479 671	**56 681**	56 128
Copper														
International														
CSA Mine	**207**	—	**96**	—	**111**	—	**1 911**	—	**62**	—	**40 140**	—	**535**	—
Total international	**207**	—	**96**	—	**111**	—	**1 911**	—	**62**	—	**40 140**	—	**535**	—
Total copper	**207**	—	**96**	—	**111**	—	**1 911**	—	**62**	—	**40 140**	—	**535**	—
Total operations	**5 650**	3 896	**2 686**	2 232	**2 964**	1 664	**4 800**	2 182	**779**	606				

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$277 million (2025: US$47 million).*

[*] *Production statistics are unaudited and not reviewed.*

[1] *Segment revenue consists of revenue from the sale of gold, copper, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

74

HARMONY

DEVELOPMENT RESULTS

FOR THE YEAR ENDED 30 JUNE 2026

METRIC

	Reef metres	Sampled metres	CHANNEL Width (cms)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Tshepong North					
Basal	552	456	9.29	152.84	1 421
B Reef	460	446	108.25	12.79	1 384
All reefs	**1 011**	**902**	**58.22**	**24.09**	**1 403**
Tshepong South					
Basal	750	764	54.81	31.39	1 720
B Reef	443	450	73.14	11.89	870
All reefs	**1 193**	**1 214**	**61.60**	**22.81**	**1 405**
Doornkop					
South Reef	1 605	1 479	59.65	10.76	642
All reefs	**1 605**	**1 479**	**59.65**	**10.76**	**642**
Kusasalethu					
VCR	586	570	47.29	25.64	1 213
All reefs	**586**	**570**	**47.29**	**25.64**	**1 213**
Target 1					
Elsburg/Dryerskuil	172	190	251.93	3.16	796
All reefs	**172**	**190**	**251.93**	**3.16**	**796**
Masimong 5					
Basal	745	542	109.44	8.28	907
B Reef*	1 135	1 372	126.73	22.68	2 874
All reefs	**1 880**	**1 914**	**121.83**	**19.02**	**2 317**
Joel					
Beatrix	963	810	125.64	8.47	1 064
All reefs	**963**	**810**	**125.64**	**8.47**	**1 064**
Moab Khotsong					
Vaal Reef	340	302	159.45	13.90	2 216
C Reef	—	—	—	—	—
All reefs	**340**	**302**	**159.45**	**13.90**	**2 216**
Mponeng					
VCR	775	716	61.72	41.83	2 582
Carbon Leader	364	348	73.78	31.92	2 355
All reefs	**1 140**	**1 064**	**65.66**	**38.19**	**2 508**

	Reef metres	Sampled metres	CHANNEL Width (cms)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Total Harmony					
Basal	2 047	1 762	59.83	23.27	1 392
Beatrix	963	810	125.64	8.47	1 064
B Reef	2 037	2 268	112.46	19.42	2 184
Elsburg/Dryerskuil	172	190	251.93	3.16	796
Vaal Reef	340	302	159.45	13.90	2 216
South Reef	1 605	1 479	59.65	10.76	642
VCR	1 361	1 286	55.32	35.70	1 975
C Reef	—	—	—	—	—
Carbon Leader	364	348	73.78	31.92	2 355
All reefs	**8 889**	**8 445**	**88.02**	**18.02**	**1 586**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

75

HARMONY

DEVELOPMENT RESULTS continued

FOR THE YEAR ENDED 30 JUNE 2026

IMPERIAL

	Reef feet	Sampled feet	CHANNEL Width (inch)	CHANNEL Value (oz/t)	Gold (in.oz/t)
Tshepong North					
Basal	1 810	1 496	4.00	4.08	16
B Reef	1 508	1 463	43.00	0.37	16
All reefs	**3 317**	**2 959**	**23.00**	**0.70**	**16**
Tshepong South					
Basal	2 462	2 507	22.00	0.90	20
B Reef	1 452	1 476	29.00	0.34	10
All reefs	**3 914**	**3 983**	**24.00**	**0.67**	**16**
Doornkop					
South Reef	5 265	4 852	23.00	0.32	7
All reefs	**5 265**	**4 852**	**23.00**	**0.32**	**7**
Kusasalethu					
VCR	1 922	1 870	19.00	0.73	14
All reefs	**1 922**	**1 870**	**19.00**	**0.73**	**14**
Target 1					
Elsburg/Dryerskuil	565	623	99.00	0.09	9
All reefs	**565**	**623**	**99.00**	**0.09**	**9**
Masimong 5					
Basal	2 443	1 778	43.00	0.24	10
B Reef*	3 724	4 501	50.00	0.66	33
All reefs	**6 167**	**6 279**	**48.00**	**0.55**	**27**
Joel					
Beatrix	3 159	2 657	49.00	0.25	12
All reefs	**3 159**	**2 657**	**49.00**	**0.25**	**12**
Moab Khotsong					
Vaal Reef	1 115	991	63.00	0.40	25
C Reef	—	—	—	—	—
All reefs	**1 115**	**991**	**63.00**	**0.40**	**25**
Mponeng					
VCR	2 544	2 349	24.00	1.24	30
Carbon Leader	1 196	1 142	29.00	0.93	27
All reefs	**3 739**	**3 491**	**26.00**	**1.11**	**29**

	Reef feet	Sampled feet	CHANNEL Width (inch)	CHANNEL Value (oz/t)	Gold (in.oz/t)
Total Harmony					
Basal	6 715	5 781	24.00	0.67	16
Beatrix	3 159	2 657	49.00	0.25	12
B Reef	6 683	7 441	44.00	0.57	25
Elsburg/Dryerskuil	565	623	99.00	0.09	9
Vaal Reef	1 115	991	63.00	0.40	25
South Reef	5 265	4 852	23.00	0.32	7
VCR	4 465	4 219	22.00	1.03	23
C Reef	—	—	—	—	—
Carbon Leader	1 196	1 142	29.00	0.93	27
All reefs	**29 162**	**27 707**	**35.00**	**0.52**	**18**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

Harmony Gold Mining Company Limited
FY26 Results for the year ended **30 June 2026**

76

HARMONY

Harmony Gold Mining Company Limited FY26 Results for the year ended 30 June 2026 77 HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), FJ Lombard*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) M Gule*^, Z Matlala*^, M Moshe*^, Dr  M Msimang*^, B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2025, are available on our website (www.harmony.co.za/invest). Issued ordinary share capital 30 June 2026 636 798 966 Issued ordinary share capital 30 June 2025 634 767 724 MARKET CAPITALISATION As at 30 June 2026 (ZARm) 159 200 As at 30 June 2026 (US$m) 9 713 As at 30 June 2025 (ZARm) 155 397 As at 30 June 2025 (US$m) 8 744 ORDINARY SHARES AND ADR PRICES 12-month high (01 July 2025 – 30 June 2026) for ordinary shares (ZAR) 408.41 12-month low (01 July 2025 – 30 June 2026) for ordinary shares (ZAR) 227.7 12-month high (01 July 2025 – 30 June 2026) for ADRs (US$) 26.04 12-month low (01 July 2025 – 30 June 2026) for ADRs (US$) 12.61 FREE FLOAT 100% AMERICAN DEPOSITARY RECEIPT RATIO 1:1 JSE LIMITED HAR Average daily volume for the financial year (1 July 2025 – 30 June 2026) 2 965 650 Average daily volume for the previous financial year (1 July 2024 – 30 June 2025) 2 725 174 SHAREHOLDER INFORMATION NEW YORK STOCK EXCHANGE HMY Average daily volume for the financial year (1 July 2025 – 30 June 2026) 4 910 463 Average daily volume for the previous financial year (1 July 2024 – 30 June 2025) 5 464 018 INVESTORS' CALENDAR Annual General Meeting 24 November 2026

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: August 27, 2026 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director